CITIZENS COMMUNICATIONS COMPANY

2006 ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
APR 13 2007
WASH, D.C. 190 SECTION


07050738


CITIZENS
communications
SM



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-11001


SEC MAIL PROCESSING
RECEIVED
APR 13 2007
WASH, D.C.
190 SECTION

CITIZENS COMMUNICATIONS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	06-0619596
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3 High Ridge Park Stamford, Connecticut	06905
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(203) 614-5600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.25 per share	New York Stock Exchange
Guarantee of Convertible Preferred Securities of Citizens Utilities Trust	New York Stock Exchange
Series A Participating Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2006 was approximately $4,166,069,000 based on the closing price of $13.05 per share.

The number of shares outstanding of the registrant's Common Stock as of January 31, 2007 was 322,538,000.

DOCUMENT INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Company's 2007 Annual Meeting of Stockholders to be held on May 18, 2007 are incorporated by reference into Part III of this Form 10-K.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

TABLE OF CONTENTS

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

PART I

ITEM 1. BUSINESS

Citizens Communications Company (Citizens) and its subsidiaries will be referred to as the "Company," "we," "us" or "our" throughout this report. Citizens was incorporated in the State of Delaware in 1935 as Citizens Utilities Company.

We are a communications company providing services to rural areas and small and medium-sized towns and cities. We offer our services under the "Frontier" name. Revenue from our Frontier operations was $2.025 billion in 2006. Among the highlights for 2006:

- *Proposed Acquisition*
  On September 17, 2006, we entered into a definitive agreement to acquire Commonwealth Telephone Enterprises, Inc. (Commonwealth). Total consideration (cash and stock) to be paid is approximately $1.2 billion. We expect to close this transaction in the first half of 2007.
- *Cash Generation*
  We continued to grow free cash flow through further growth of broadband and value added services, productivity improvements, and a disciplined capital expenditure program that emphasizes return on investment. In 2006, we sold our competitive local exchange carrier (CLEC), Electric Lightwave, LLC, or ELI (including the sale of associated real estate), for approximately $255 million in cash. We also received approximately $65 million from the dissolution of the Rural Telephone Bank.
- *Stockholder Value*
  During 2006, we repurchased $135.2 million of our common stock and we continued to pay an annual dividend of $1.00 per common share.
- *Growth*
  During 2006, we added approximately 75,100 new high-speed internet customers and almost 88,200 customers began buying a bundle or package of our services. At December 31, 2006, we had approximately 393,200 high-speed data customers and almost 517,700 customers buying a bundle or package of services. During 2005, we also began offering a television product in partnership with Echostar's DISH Network, and at the end of 2006 we had approximately 62,900 customers.

Our objective is to be the leading provider of communications services to homes and businesses in our service areas. We are committed to delivering innovative and reliable products and solutions with an emphasis on convenience, service and customer satisfaction. We offer a variety of voice, television and internet services that are available as bundled or package solutions or, for some products, a la carte. We believe that superior customer service and innovative product positioning will continue to differentiate us from our competitors in the marketplace.

TELECOMMUNICATIONS SERVICES

As of December 31, 2006, we operated as an incumbent local exchange carrier in 23 states.

Frontier is typically the dominant incumbent carrier in the markets we serve and provides the "last mile" of telecommunications services to residential and business customers in these markets.

The telecommunications industry is undergoing significant changes and difficulties and our financial results reflect the impact of this challenging environment. As discussed in more detail in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we operate in an increasingly challenging environment and, accordingly, our Frontier revenues have been growing only slightly.

Our business, under the Frontier name, is primarily with residential customers and, to a lesser extent, non-residential customers. Our Frontier services include:

- access services,
- local services,
- long distance services,
- data and internet services,
- directory services,
- television services, and
- wireless services

Access services

Switched access services allow other carriers the use of our facilities to originate and terminate their long distance voice and data traffic. These services are generally offered on a month-to-month basis and the service is billed on a minutes-of-use basis. Access charges are based on access rates filed with the Federal Communications Commission (FCC) for interstate services and with the respective state regulatory agency for intrastate services. In addition, subsidies received from state and federal universal service funds based on the high cost of providing telephone service to certain rural areas are a part of our access services revenue.

Revenue is recognized when services are provided to customers or when products are delivered to customers. Monthly recurring network access service revenue is billed in advance. The unearned portion of this revenue is initially deferred on our balance sheet and recognized in revenue over the period that the services are provided.

Local services

We provide basic telephone wireline services to residential and non-residential customers in our service areas. Our service areas are largely residential and are generally less densely populated than the primary service areas of the largest incumbent local exchange carriers. We also provide enhanced services to our customers by offering a number of calling features including call forwarding, conference calling, caller identification, voicemail and call waiting. All of these local services are billed monthly in advance. The unearned portion of this revenue is initially deferred on our balance sheet and recognized in revenue over the period that the services are provided. We also offer packages of communications services. These packages permit customers to bundle their basic telephone line with their choice of enhanced, long distance, television and internet services for a monthly fee and/or usage fee depending on the plan.

We intend to continue to increase the penetration of enhanced services. We believe that increased sales of such services will produce revenue with higher operating margins due to the relatively low marginal operating costs necessary to offer such services. We believe that our ability to integrate these services with other services will provide us with the opportunity to capture an increased percentage of our customers' communications expenditures.

Long distance services

We offer long distance services in our territories to our customers. We believe that many customers prefer the convenience of obtaining their long distance service through their local telephone company and receiving a single bill. Long distance network service to and from points outside of our operating territories is provided by interconnection with the facilities of interexchange carriers, or IXCs. Our long distance services are billed either as unlimited/fixed number of minutes in advance or on a per minute of use basis, in which case it is billed in arrears.

Data and internet services

We offer data services including internet access (via dial up or high-speed internet access), frame relay, ethernet and asynchronous transfer mode (ATM) switching services. We offer other data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity circuits like DS-1's and DS-3's. Such services are generally offered on a contract basis and the service is billed on a fixed monthly recurring charge basis. Data and internet services are typically billed monthly in advance.

Directory services

Directory services involves the provision of white and yellow page directories of residential and business listings. We provide this service through a third-party contractor and are paid a percentage of revenues from the sale of advertising in these directories. Our directory service also includes "Frontier Pages," an internet-based directory service which generates advertising revenue. We recognize the revenue from these services over the life of the related white or yellow pages book.

Television services

We offer a television product in partnership with Echostar's DISH Network (DISH). We provide access to all-digital television channels featuring movies, sports, news, music, and high-definition TV programming. We offer packages that include 100, 200 or 250 channels, high-definition channels, family channels and ethnic channels. We are in an "agency" relationship with DISH. We bill the customer for the monthly services and remit those billings to DISH without recognizing any revenue. We in-turn receive from DISH and recognize as revenue activation fees and a nominal billing and collection fee.

Wireless services

During 2006, we began offering wireless data services in certain markets. Our wireless data services utilize technologies that are relatively new, and we depend to some degree on the representations of equipment vendors, lab testing and the experiences of others who have been successful at deploying these new technologies. During 2007, we expect to begin offering differentiated wireless voice and data packages in certain markets. Our success in offering wireless voice services will, to a great extent, be determined by the relationships we are developing with both wireless carriers and switching equipment vendors, and is also dependent on their capabilities.

In the fourth quarter of 2006, the Company revised its reporting of certain operating metrics to be consistent with those used by management to run the business. The data reported below is consistent with that used by management internally on a daily basis.

The following table sets forth certain information with respect to our revenue generating units (RGUs), which consists of access lines plus high-speed internet subscribers, as of December 31, 2006 and 2005.

	Frontier RGUs at December 31,	
State	**2006**	**2005**
New York	952,500	1,001,500
Minnesota	296,900	296,400
Arizona	198,700	196,000
California	190,200	188,400
West Virginia	178,100	171,000
Illinois	129,100	130,800
Tennessee	111,000	110,300
Wisconsin	77,600	77,100
Iowa	57,600	59,200
Nebraska	54,100	55,700
All other states (13)	274,000	269,200
Total	2,519,800	2,555,600

Change in the number of our access lines is important to our revenue and profitability. We have lost access lines primarily because of competition, changing consumer behavior, economic conditions, changing technology and because some customers disconnect second lines when they add high-speed internet or cable modem service. We lost approximately 111,000 access lines during the year ended December 31, 2006, but added over 75,100 high-speed internet subscribers during this same period. We lost 98,800 residential customer lines and 12,200 non-residential customer lines in 2006. The non-residential line losses were principally in Rochester, New York, while the residential losses were throughout our markets. We expect to continue to lose access lines but to increase high-speed internet subscribers during 2007. A continued loss of access lines, combined with increased competition and the other factors discussed in MD&A, may cause our profitability and cash flows to decrease during 2007.

REGULATORY ENVIRONMENT

General

The majority of our operations are regulated by various state regulatory agencies, often called public service or utility commissions, and the FCC.

Our revenue is subject to regulation by the FCC and various state regulatory agencies. We expect federal and state lawmakers to continue to review the statutes governing the level and type of regulation for telecommunications services.

The Telecommunications Act of 1996, or the 1996 Act, dramatically changed the telecommunications industry. The main purpose of the 1996 Act was to open local telecommunications marketplaces to competition. The 1996 Act preempts state and local laws to the extent that they prevent competition with respect to communications services. Under the 1996 Act, however, states retain authority to impose requirements on carriers necessary to preserve universal service, protect public safety and welfare, ensure quality of service and protect consumers. States are also responsible for mediating and arbitrating interconnection agreements between CLECs and ILECs if voluntary negotiations fail. In order to create an environment in which local competition is a practical possibility, the 1996 Act imposes a number of requirements for access to network facilities and interconnection on all local communications providers. All incumbent local carriers must interconnect with other carriers, unbundle some of their services at wholesale rates, permit resale of some of their services, enable collocation of equipment, provide local telephone number portability and dialing parity, provide access to poles, ducts, conduits and rights-of-way, and complete calls originated by competing carriers under termination arrangements.

At the federal level and in a number of the states in which we operate, we are subject to price cap or incentive regulation plans under which prices for regulated services are capped in return for the elimination or relaxation of earnings oversight. The goal of these plans is to provide incentives to improve efficiencies and increased pricing flexibility for competitive services while ensuring that customers receive reasonable rates for basic services. Some of these plans have limited terms and, as they expire, we may need to renegotiate with various states. These negotiations could impact rates, service quality and/or infrastructure requirements which could impact our earnings and capital expenditures. In other states in which we operate, we are subject to rate of return regulation that limits levels of earnings and returns on investments. In some states, we have been required to refund customers as a result of exceeding earnings limitations. In a small number of states (California, Alabama, Iowa, Indiana, Michigan, Nebraska), we have been successful in reducing or eliminating price regulation on services under state commission jurisdiction. We continue to advocate our position of less regulation with various regulatory agencies.

For interstate services regulated by the FCC, we have elected a form of incentive regulation known as "price caps" for most of our operations. In May 2000, the FCC adopted a methodology for regulating the interstate access rates of price cap companies through May 2005. The program, known as the Coalition for Affordable

Local and Long Distance Services, or CALLS plan, reduced prices for interstate-switched access services and phased out many of the implicit subsidies in interstate access rates. The CALLS program expired in 2005. The FCC may address future changes in interstate access charges during 2007 and such changes may adversely affect our revenues and profitability.

Another goal of the 1996 Act was to remove implicit subsidies from the rates charged by local telecommunications companies. The CALLS plan addressed this requirement for interstate services. State legislatures and regulatory agencies are beginning to reduce the implicit subsidies in intrastate rates. The most common subsidies are in access rates that historically have been priced above their costs to allow basic local rates to be priced below cost. Legislation has been considered in several states to require regulators to eliminate these subsidies and implement state universal service programs where necessary to maintain reasonable basic local rates. However, not all the reductions in access charges would be fully offset. We anticipate additional state legislative and regulatory pressure to lower intrastate access rates.

Some state legislatures and regulators are also examining the provision of telecommunications services to previously unserved areas. Since many unserved areas are located in rural markets, we could be required to expand our service territory into some of these areas.

Recent and Potential Regulatory Developments

Wireline and wireless carriers are required to provide local number portability (LNP). LNP is the ability of customers to switch from a wireline or wireless carrier to another wireline or wireless carrier without changing telephone numbers. We are 100% LNP capable in our largest markets and over 99% of our exchanges are LNP capable. We will upgrade the remaining exchanges in response to bona fide requests as required by FCC regulations.

In 1994, Congress passed the Communications Assistance for Law Enforcement Act (CALEA) to ensure that telecommunication networks can meet law enforcement wiretapping needs. Our company was fully compliant, for all TDM voice services, by June 2006. In June 2006, the FCC issued an order addressing the assistance capabilities required, pursuant to section 103 of the CALEA law, for facilities-based broadband Internet access providers and providers of interconnected VOIP. Frontier expects to be fully compliant in 2007 as required by the order.

The FCC and Congress may address issues involving inter-carrier compensation, the universal service fund and internet telephony in 2007. The FCC adopted a Further Notice of Proposed Rulemaking (FNPRM) addressing inter-carrier compensation on February 10, 2005. Some of the proposals being discussed with respect to inter-carrier compensation, such as "bill and keep" (under which switched access charges would be reduced or eliminated), could reduce our access revenues and our profitability. The FCC requested additional comments on intercarrier compensation proposals in late 2006. The universal service fund is under pressure as local exchange companies lose access lines and more entities, such as wireless companies, seek to receive monies from the fund. The rules surrounding the eligibility of Competitive Eligible Telecommunication Carriers, such as wireless companies, to receive universal service funds are expected to be clarified by the Federal-State Joint Board on Universal Service and the clarification of the rules may heighten the pressures on the fund. In addition the Joint Board requested comments, on August 8, 2006, on the merits of using reverse auctions to determine the distribution of high-cost Universal Service support. Changes in the funding or payout rules of the universal service fund could further reduce our subsidy revenues and our profitability. As discussed in MD&A, our access and subsidy revenues are important to our cash flows and our access revenues declined in 2006 compared to 2005. Our access and subsidy revenues are both likely to decline in 2007.

The development and growth of internet telephony (also known as VOIP) by cable and other companies have increased the importance of regulators at both the federal and state levels addressing whether such services are subject to the same or different regulatory and financial models as traditional telephony. The FCC has concluded that certain VOIP services are jurisdictionally interstate in nature and are thereby exempt from state telecommunications regulations. The FCC has not addressed other related issues, such as: whether or under what terms VOIP traffic may be subject to intercarrier compensation; and whether VOIP services are subject to general state requirements relating to taxation and general commercial business requirements. The FCC has stated its intent to address these open questions in subsequent orders in its ongoing "IP-Enabled Services Proceeding," which opened in February 2004. Internet telephony may have an advantage over our traditional services if it remains less regulated. We are actively participating in the FCC's consideration of all these issues. On June 3, 2005, the FCC issued an order requiring VOIP services interconnected to the public switched telephone network to include E-911 calling capabilities by November 28, 2005. Subsequently, the FCC issued a number of public notices detailing the steps that could be considered sufficient interim compliance. The FCC stated in a public notice that providers not in full compliance would not be required to disconnect existing subscribers but would be expected not to connect new subscribers in areas where they are not transmitting 911 calls in full compliance with the rules. On September 23, 2005, the FCC issued an order stating that both interconnected VOIP services and broadband internet access services will be required to comply with CALEA by May 12, 2007. On June 27, 2006, the FCC issued an order stating that revenues from certain VOIP services are subject to contributing to the universal service fund. Both the VOIP E-911 order and the CALEA order have been fully litigated in the FCC's reconsideration petition and appealed before federal courts; the result is that VOIP will be required to comply with both of these regulatory mandates.

Some state regulators (including New York and Illinois) have in the past considered imposing on regulated companies (including us) cash management practices that could limit the ability of a company to transfer cash between its subsidiaries or to its parent company. None of the existing state requirements materially affect our cash management but future changes by state regulators could affect our ability to freely transfer cash within our consolidated companies.

COMPETITION

Competition in the telecommunications industry is intense and increasing. We experience competition from many communications service providers including cable operators, wireless carriers, VOIP providers, long distance providers, competitive local exchange carriers, internet providers and other wireline carriers. We believe that competition will continue to intensify in 2007 across all products and in all of our markets. Our Frontier business experienced erosion in access lines and switched access minutes of use in 2006 as a result of competition. Competition in our markets may result in reduced revenues in 2007.

We are responding to this competitive environment with new product offers and by bundling products and services together with an end user contract term commitment. Revenues from data services and packages continue to increase as a percentage of our total revenues. There will continue to be price and margin pressures in our business that may result in less revenues and profitability.

The telecommunications industry is undergoing significant changes. The market is extremely competitive, resulting in lower prices, and consumers are changing behavior, such as using wireless in place of wireline services and using e-mail instead of making calls. These trends are likely to continue and result in a challenging revenue environment. These factors could also result in more bankruptcies in the sector and therefore affect our ability to collect money owed to us by bankrupt carriers.

DIVESTITURE OF PUBLIC UTILITIES SERVICES

In the past we provided public utilities services including natural gas transmission and distribution, electric transmission and distribution, water distribution and wastewater treatment services to primarily rural and suburban customers throughout the United States. In 1999, we announced a plan of divestiture for our public utilities services properties. Since then, we have divested all of our public utility operations for an aggregate of $1.9 billion. Our last public utility operation (Vermont Electric) was sold in April of 2004.

We have retained a potential payment obligation associated with our previous electric utility activities in the State of Vermont. The Vermont Joint Owners (VJO), a consortium of 14 Vermont utilities, including us, entered into a purchase power agreement with Hydro-Quebec in 1987. The agreement contains "step-up" provisions which state that if any VJO member defaults on its purchase obligation under the contract to purchase power from Hydro-Quebec, then the other VJO participants will assume responsibility for the defaulting party's share on a pro-rata basis. Our pro-rata share of the purchase power obligation is 10%. If any member of the VJO defaults on its obligations under the Hydro-Quebec agreement, the remaining members of the VJO, including us, may be required to pay for a substantially larger share of the VJO's total power purchase obligation for the remainder of the agreement (which runs through 2015). Paragraph 13 of FIN No. 45 requires that we disclose "the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee." Paragraph 13 also states that we must make such disclosure "... even if the likelihood of the guarantor's having to make any payments under the guarantee is remote..." As noted above, our obligation only arises as a result of default by another VJO member, such as upon bankruptcy. Therefore, to satisfy the "maximum potential amount" disclosure requirement we must assume that all members of the VJO simultaneously default, a highly unlikely scenario given that the two members of the VJO that have the largest potential payment obligations are publicly traded with credit ratings that are equal to or superior to ours, and that all VJO members are regulated utility providers with regulated cost recovery. Regardless, despite the remote chance that such an event could occur, or that the State of Vermont could or would allow such an event, assuming that all the members of the VJO defaulted on January 1, 2008 and remained in default for the duration of the contract (another 7 years), we estimate that our undiscounted purchase obligation for 2008 through 2015 would be approximately $1.1 billion. In such a scenario we would then own the power and could seek to recover our costs. We would do this by seeking to recover our costs from the defaulting members and/or reselling the power to other utility providers or the northeast power grid. There is an active market for the sale of power. We could potentially lose money if we were unable to sell the power at cost. We caution that we cannot predict with any degree of certainty any potential outcome.

DIVESTITURE OF ELECTRIC LIGHTWAVE LLC

In 2006, we sold our CLEC business, Electric Lightwave LLC (ELI) for $255.3 million (including the sale of associated real estate) in cash plus the assumption of approximately $4.0 million in capital lease obligations. We recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Our after-tax gain on the sale was $71.6 million. Our cash liability for taxes as a result of the sale is expected to be approximately $5.0 million due to the utilization of existing tax net operating losses on both the federal and state level.

SEGMENT INFORMATION

With the 2006 sale of our CLEC (ELI), we currently operate in only one reportable segment.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

We have no foreign operations.

GENERAL

Order backlog is not a significant consideration in our businesses. We have no material contracts or subcontracts that may be subject to renegotiation of profits or termination at the election of the Federal government. We hold no patents, licenses or concessions that are material.

EMPLOYEES

As of December 31, 2006, we had 5,446 employees. 2,996 of our employees are affiliated with a union. The number of union employees covered by agreements set to expire during 2007 is 1,526. We consider our relations with our employees to be good.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. Material filed by us can also be inspected at the offices of the New York Stock Exchange, Inc. (NYSE), 20 Broad Street, New York, NY 10005, on which our common stock is listed. On June 26, 2006, our Chief Executive Officer submitted the annual certification required by Section 303A.12(a) of the NYSE Listed Company Manual. In addition, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 are included as exhibits to this Form 10-K.

We also make available on our website, or in printed form upon request, free of charge, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters for the Audit, Compensation, and Nominating and Corporate Governance committees of the Board of Directors. Stockholders may request printed copies of these materials by writing to: 3 High Ridge Park, Stamford, Connecticut 06905 Attention: Corporate Secretary. Our website address is www.czn.net.

ITEM 1A. RISK FACTORS

Before you make an investment decision with respect to our securities, you should carefully consider all the information we have included or incorporated by reference in this Form 10-K and our subsequent periodic filings with the SEC. In particular, you should carefully consider the risk factors described below and read the risks and uncertainties related to "forward-looking statements" as set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Form 10-K. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also adversely affect our business and operations.

RISKS RELATED TO COMPETITION AND OUR INDUSTRY

We face intense competition, which could adversely affect us.

The telecommunications industry is extremely competitive and competition is increasing. The traditional dividing lines between long distance, local, wireless, cable and internet services are becoming increasingly blurred. Through mergers and various service expansion strategies, services providers are striving to provide integrated solutions both within and across geographic markets. Our competitors include CLECs and other providers (or potential providers) of services, such as internet service providers, or ISPs, wireless companies, neighboring incumbents, VOIP providers such as Vonage and cable companies that may provide services competitive with ours or services that we intend to introduce. Competition is intense and increasing and we cannot assure you that we will be able to compete effectively. For example, at December 31, 2006 we had 111,000 fewer access lines than we had at December 31, 2005 and we believe wireless and cable telephony providers have increased their market share in our markets. We expect to continue to lose access lines and that competition with respect to all our products and services will increase.

We expect competition to intensify as a result of the entrance of new competitors and the development of new technologies, products and services. We cannot predict which of the many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect our competitors and us differently, new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and pricing strategies by competitors. Increasing competition may reduce our revenues and increase our costs as well as require us to increase our capital expenditures and thereby decrease our cash flow.

Some of our competitors have superior resources, which may place us at a cost and price disadvantage.

Some of our current and potential competitors have market presence, engineering, technical and marketing capabilities, and financial, personnel and other resources substantially greater than ours. In addition, some of our competitors can raise capital at a lower cost than we can. Consequently, some competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we can. Additionally, the greater brand name recognition of some competitors may require us to price our services at lower levels in order to retain or obtain customers. Finally, the cost advantages of some competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

RISKS RELATED TO OUR BUSINESS

Decreases in certain types of our revenues will impact our profitability.

Our Frontier business has been experiencing declining access lines, switched access minutes of use, long distance prices and related revenues because of economic conditions, increasing competition, changing consumer behavior (such as wireless displacement of wireline use, email use, instant messaging and increasing use of VOIP), technology changes and regulatory constraints. These factors are likely to cause our local network service, switched network access, long distance and subsidy revenues to continue to decline, and these factors, together with our increasing employee costs, and the potential need to increase our capital spending, may cause our cash generated by operations to decrease.

We may be unable to grow our revenue and cash flow despite the initiatives we have implemented.

We must produce adequate cash flow that, when combined with funds available under our revolving credit facility, will be sufficient to service our debt, fund our capital expenditures, pay our taxes and maintain our current dividend policy. We expect that our cash taxes will increase substantially in 2007 as we begin to have lower amounts of tax operating losses. We have implemented several growth initiatives, including increasing our marketing promotion/expenditures and launching new products and services with a focus on areas that are growing or demonstrate meaningful demand such as wireline and wireless high-speed internet. There is no assurance that these initiatives will result in an improvement in our financial position or our results of operations.

We may complete a significant business combination or other transaction that could increase our shares outstanding, affect our debt, result in a change in control, or all of the above.

From time to time we evaluate potential acquisitions and other arrangements, such as the Commonwealth acquisition, that would extend our geographic markets, expand our services, enlarge the capacity of our networks or increase the types of services provided through our networks. If we complete any acquisition or other arrangement, we may require additional financing that could result in an increase in our shares outstanding and/ or debt, result in a change in control, or all of the above. There can be no assurance that we will enter into any transaction.

Our business is sensitive to the creditworthiness of our wholesale customers.

We have substantial business relationships with other telecommunications carriers for whom we provide service. During the past few years, several of our customers have filed for bankruptcy. While these bankruptcies have not had a material adverse effect on our business to date, future bankruptcies in our industry could result in our loss of significant customers, more price competition and uncollectible accounts receivable. As a result, our revenues and results of operations could be materially and adversely affected.

RISKS RELATED TO LIQUIDITY, FINANCIAL RESOURCES, AND CAPITALIZATION

Substantial debt and debt service obligations may adversely affect us.

We have a significant amount of indebtedness. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under our existing indebtedness, which would increase our total debt.

The significant negative consequences on our financial condition and results of operations that could result from our substantial debt include:

- limitations on our ability to obtain additional debt or equity financing;
- instances in which we are unable to meet the financial covenants contained in our debt agreements or to generate cash sufficient to make required debt payments, which circumstances have the potential of accelerating the maturity of some or all of our outstanding indebtedness;
- the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, including operating costs, capital expenditures and dividends that could improve our competitive position or results of operations;
- requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;
- compromising our flexibility to plan for, or react to, competitive challenges in our business and the communications industry; and
- the possibility of our being put at a competitive disadvantage with competitors who do not have as much debt as us, and competitors who may be in a more favorable position to access additional capital resources.

We will require substantial capital to upgrade and enhance our operations.

Replacing or upgrading our infrastructure will result in significant capital expenditures. If this capital is not available when needed, our business will be adversely affected. Increasing competition, offering new services, improving the capabilities or reducing the maintenance costs of our plant may cause our capital expenditures to increase in the future. In addition, our ongoing annual dividend of $1.00 per share under our current policy utilizes a significant portion of our cash generated by operations and therefore limits our operating and financial flexibility and our ability to significantly increase capital expenditures. While we believe that the amount of our dividend will allow for adequate amounts of cash flow for capital spending and other purposes, any material reduction in cash generated by operations and any increases in capital expenditures, interest expense or cash taxes would reduce the amount of cash generated in excess of dividends. Losses of access lines, the effects of increased competition, lower subsidy and access revenues and the other factors described above may reduce our cash generated by operations and may require us to increase capital expenditures. In addition, we expect our cash paid for taxes to increase significantly over the next several years.

RISKS RELATED TO REGULATION

The access charge revenues we receive may be reduced at any time.

A significant portion of our revenues ($263.0 million or 13% in 2006) is derived from access charges paid by IXCs for services we provide in originating and terminating intrastate and interstate traffic. The amount of access charge revenues we receive for these services is regulated by the FCC and state regulatory agencies. Recent rulings regarding access charges have lowered the amount of revenue we receive from this source. The FCC has an open proceeding to address reform to access charges and other intercarrier compensation. A material reduction in the access revenues we receive would adversely affect our financial results.

We are reliant on support funds provided under federal and state laws.

We receive a portion of our revenue ($165.0 million or 8% in 2006) from federal and state subsidies, including the federal high cost fund, federal local switching support fund, federal USF surcharge and various state funds. FCC and state regulators are currently considering a number of proposals for changing the manner in which eligibility for federal subsidies is determined as well as the amounts of such subsidies. The FCC is also reviewing the mechanism by which subsidies are funded. We cannot predict when or how these matters will be decided nor the effect on our subsidy revenue.

The federal high cost fund is our largest source of subsidy revenue (approximately $59.0 million in 2006). We currently expect that as a result of both an increase in the national average cost per loop and a decrease in our cost structure, there is likely to be a decrease in the subsidy revenue earned in 2007 through the federal high cost support fund and such decrease may be significant in relation to the total amount of our subsidy revenue.

In addition, approximately $37.1 million or 2% of our revenue represents a surcharge to customers (local, long distance and IXC) which is remitted to the FCC and recorded as an expense in "other operating expenses". The FCC revised the calculation for this surcharge by eliminating high speed internet connections from the calculation effective August 15, 2006. As a result, we expect this surcharge revenue (and its associated expense) to decrease in 2007 and such decrease may be significant in relation to the total amount of our subsidy revenue.

Our company and industry are highly regulated, imposing substantial compliance costs and restricting our ability to compete in our target markets.

As an incumbent, we are subject to significant regulation from federal, state and local authorities. This regulation restricts our ability to change our rates, especially on our basic services, and imposes substantial compliance costs on us. Regulation restricts our ability to compete and, in some jurisdictions, it may restrict how we are able to expand our service offerings. In addition, changes to the regulations that govern us may have an adverse effect upon our business by reducing the allowable fees that we may charge, imposing additional compliance costs, or otherwise changing the nature of our operations and the competition in our industry.

Customers are now permitted to retain their wireline number when switching to another service provider. This is likely to increase the number of our customers who decide to disconnect their service from us. Other pending rulemakings, including those relating to intercarrier compensation, universal service and VOIP regulations, could have a substantial adverse impact on our operations.

RISKS RELATED TO THE ACQUISITION OF COMMONWEALTH

There is no assurance that the acquisition of Commonwealth will occur.

While we have received the requisite Hart-Scott Rodino and FCC approvals, the acquisition of Commonwealth is still subject to a number of conditions, including the approval of the Pennsylvania Public Utilities Commission, or Pennsylvania PUC.

The integration of Commonwealth following the acquisition may present significant challenges.

We may face significant challenges in combining Commonwealth's operations into our operations in a timely and efficient manner and in retaining key Commonwealth personnel. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in us not achieving the anticipated benefits of the acquisition. In addition, we and Commonwealth expect to incur costs associated with transaction fees and other costs related to the acquisition. We will also incur integration and restructuring costs following the completion of the acquisition as we integrate the businesses of Commonwealth with those of ours. Although we expect that the realization of efficiencies related to the integration of the business will offset incremental transaction, integration and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved.

RISKS RELATED TO TECHNOLOGY

In the future as competition intensifies within our markets, we may be unable to meet the technological needs or expectations of our customers, and may lose customers as a result.

The telecommunications industry is subject to significant changes in technology. If we do not replace or upgrade technology and equipment, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Replacing or upgrading our infrastructure could result in significant capital expenditures.

In addition, rapidly changing technology in the telecommunications industry may influence our customers to consider other service providers. For example, we may be unable to retain customers who decide to replace their wireline telephone service with wireless telephone service. In addition, VOIP technology, which operates on broadband technology, now provides our competitors with a low-cost alternative to provide voice services to our customers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal corporate offices are located in leased premises at 3 High Ridge Park, Stamford, Connecticut 06905.

An operations support office is currently located in leased premises at 180 South Clinton Avenue, Rochester, New York 14646. In addition, we lease and own space in our operating markets throughout the United States.

Our telephone properties include: connecting lines between customers' premises and the central offices; central office switching equipment; fiber-optic and microwave radio facilities; buildings and land; and customer premise equipment. The connecting lines, including aerial and underground cable, conduit, poles, wires and microwave equipment, are located on public streets and highways or on privately owned land. We have permission to use these lands pursuant to local governmental consent or lease, permit, franchise, easement or other agreement.

ITEM 3. LEGAL PROCEEDINGS

The City of Bangor, Maine, filed suit against us on November 22, 2002, in the U.S. District Court for the District of Maine (City of Bangor v. Citizens Communications Company, Civ. Action No. 02-183-B-S). The City alleged, among other things, that we are responsible for the costs of cleaning up environmental contamination alleged to have resulted from the operation of a manufactured gas plant owned by Bangor Gas Company from 1852-1948 and by us from 1948-1963. In acquiring the operation in 1948 we acquired the stock of Bangor Gas Company and merged it into us. The City alleged the existence of extensive contamination of the Penobscot River and initially asserted that money damages and other relief at issue in the lawsuit could exceed $50,000,000.

The City also requested that punitive damages be assessed against us. We filed an answer denying liability to the City, and asserted a number of counterclaims against the City. In addition, we identified a number of other potentially responsible parties that may be liable for the damages alleged by the City and joined them as parties to the lawsuit. These additional parties include UGI Utilities, Inc. and Centerpoint Energy Resources Corporation. The Court dismissed all but two of the City's claims, including its claims for joint and several liability under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and the claim against us for punitive damages.

On June 27, 2006, the court issued Findings of Fact and Conclusions of Law in the first phase of the case. The court found contamination in only a small section of the River and determined that Citizens and the City should share cleanup costs 60% and 40%, respectively. The precise nature of the remedy in this case remains to be determined by subsequent proceedings. However, based upon the Court's ruling, we believed that we would be responsible for only a portion of the cost to clean up and the final resolution of this matter would not be material to the operating results nor the financial condition of the Company.

Subsequent to the June 27, 2006 judgment, we began settlement discussions with the City, with participation from the State of Maine. In January 2007, we reached an agreement in principle to settle the matter for a payment by us of $7,625,000. The Bangor City Council has approved the settlement terms, and a settlement agreement has been executed by the City and Citizens. Completion of settlement remains contingent upon entry of a Consent Decree with the State that is reasonably acceptable to us. We are in negotiations with the State over the terms of the Consent Decree. If the settlement of this matter does not become effective, we intend to (i) seek relief from the Court in connection with the adverse aspects of the Court's opinion and (ii) continue pursuing our right to obtain contribution from the third parties against whom we have commenced litigation in connection with this case. In addition, we have demanded that various of our insurance carriers defend and indemnify us with respect to the City's lawsuit, and on December 26, 2002, we filed a declaratory judgment action against those insurance carriers in the Superior Court of Penobscot County, Maine, for the purpose of establishing their obligations to us with respect to the City's lawsuit. We intend to vigorously pursue this lawsuit and to obtain from our insurance carriers indemnification for any damages that may be assessed against us in the City's lawsuit as well as to recover the costs of our defense of that lawsuit. We cannot at this time determine what amount we may recover from third parties or insurance carriers.

We are party to other legal proceedings arising in the normal course of our business. The outcome of individual matters is not predictable. However, we believe that the ultimate resolution of all such matters, after considering insurance coverage, will not have a material adverse effect on our financial position, results of operations, or our cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None in fourth quarter 2006.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our Executive Officers as of February 1, 2007 were:

Name	Age	Current Position and Officer
Mary Agnes Wilderotter	52	Chairman of the Board and Chief Executive Officer
Donald R. Shassian	51	Chief Financial Officer
John H. Casey, III	50	Executive Vice President
Hilary E. Glassman	44	Senior Vice President, General Counsel and Secretary
Peter B. Hayes	49	Executive Vice President Sales, Marketing and Business Development
Robert J. Larson	47	Senior Vice President and Chief Accounting Officer
Daniel J. McCarthy	42	Executive Vice President and Chief Operating Officer.
Cecilia K. McKenney	44	Senior Vice President, Human Resources

There is no family relationship between directors or executive officers. The term of office of each of the foregoing officers of Citizens will continue until the next annual meeting of the Board of Directors and until a successor has been elected and qualified.

MARY AGNES WILDEROTTER has been with Citizens since November 2004. She was elected Chairman of the Board and Chief Executive Officer in December 2005. Previously, Mrs. Wilderotter was President and Chief Executive Officer from November 2004 to December 2005. Prior to joining Citizens, she was Senior Vice President – Worldwide Public Sector in 2004, Microsoft Corp. and Senior Vice President – Worldwide Business Strategy, Microsoft Corp., 2002 to 2004. Before that she was President and Chief Executive Officer, Wink Communications, 1997 to 2002.

DONALD R. SHASSIAN has been with Citizens since April 2006. Prior to joining Citizens, Mr. Shassian had been an independent consultant since 2001 primarily providing M&A advisory services to several organizations in the communications industry. In his role as independent consultant, Mr. Shassian also served as Interim Chief Financial Officer of the Northeast region of Health Net, Inc. for a short period of time, and assisted in the evaluation of acquisition, disposition and capital raising opportunities for several companies in the communications industry including ATT, Consolidated Communications and smaller companies in the rural local exchange business. Mr. Shassian is a certified public accountant, and served for 5 years as the Senior Vice President and Chief Financial Officer of Southern New England Telecommunications Corporation and for more than 16 years at Arthur Andersen.

JOHN H. CASEY, III has been with Citizens since November 1999. He is currently Executive Vice President. Previously, he was Executive Vice President and President and Chief Operating Officer of our ILEC Sector from July 2002 to December 2004. He was Vice President of Citizens, President and Chief Operating Officer, ILEC Sector from January 2002 to July 2002, Vice President and Chief Operating Officer, ILEC Sector from February 2000 to January 2002, and Vice President, ILEC Sector from December 1999 to February 2000.

HILARY E. GLASSMAN has been with Citizens since July 2005. Prior to joining Citizens, from February 2003, she was associated with Sandler O'Neill & Partners, L.P., an investment bank with a specialized financial institutions practice, first as Managing Director, Associate General Counsel and then as Managing Director, Deputy General Counsel. From February 2000 through February 2003, Ms. Glassman was Vice President and General Counsel of Newview Technologies, Inc. (formerly e-Steel Corporation), a privately-held software company.

PETER B. HAYES has been with Citizens since February 2005. He is currently Executive Vice President, Sales, Marketing and Business Development. Previously, he was Senior Vice President, Sales, Marketing and Business Development from February 2005 to December 2005. Prior to joining Citizens, he was associated with Microsoft Corp. and served as Vice President, Public Sector, Europe, Middle East, Africa from 2003 to 2005 and Vice President and General Manager, Microsoft U.S. Government from 1997 to 2003.

ROBERT J. LARSON has been with Citizens since July 2000. He was elected Senior Vice President and Chief Accounting Officer of Citizens in December 2002. Previously, he was Vice President and Chief Accounting Officer from July 2000 to December 2002. Prior to joining Citizens, he was Vice President and Controller of Century Communications Corp.

DANIEL J. McCARTHY has been with Citizens since December 1990. He is currently Executive Vice President and Chief Operating Officer. Previously, he was Senior Vice President, Field Operations from December 2004 to December 2005. He was Senior Vice President Broadband Operations from January 2004 to December 2004, President and Chief Operating Officer of Electric Lightwave from January 2002 to December 2004, President and Chief Operating Officer, Public Services Sector from November 2001 to January 2002, Vice President and Chief Operating Officer, Public Services Sector from March 2001 to November 2001 and Vice President, Citizens Arizona Energy from April 1998 to March 2001.

CECILIA K. McKENNEY has been with Citizens since February 2006. Prior to joining Citizens, she was the Group Vice President, of Headquarters of Human Resources of The Pepsi Bottling Group (PBG) from 2004 to 2005. Previously at PBG, Ms. McKenney was the Vice President, Headquarters Human Resources from 2000 to 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol CZN. The following table indicates the high and low prices per share during the periods indicated.

	2006		2005	
	High	Low	High	Low
First Quarter	$13.72	$11.97	$14.05	$12.25
Second Quarter	$13.76	$12.25	$13.74	$12.16
Third Quarter	$14.31	$12.38	$13.98	$13.05
Fourth Quarter	$14.95	$13.68	$13.57	$12.08

As of January 31, 2007, the approximate number of security holders of record of our common stock was 25,053. This information was obtained from our transfer agent, Illinois Stock Transfer Company.

DIVIDENDS

The amount and timing of dividends payable on our common stock are within the sole discretion of our Board of Directors. In 2004, we paid a special, non-recurring dividend of $2.00 per share of common stock, and instituted a regular annual dividend of $1.00 per share of common stock to be paid quarterly. Cash dividends paid to shareholders were approximately $323.7 million, $338.4 million and $832.8 million in 2006, 2005 and 2004, respectively. There are no material restrictions on our ability to pay dividends. The table below sets forth dividends paid during the periods indicated.

	2006	2005	2004
First Quarter	$0.25	$0.25	$ —
Second Quarter	$0.25	$0.25	$ —
Third Quarter	$0.25	$0.25	$2.25
Fourth Quarter	$0.25	$0.25	$0.25

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following performance graph compares the cumulative total return of our common stock to the S&P 500 Stock Index and to the S&P Telecommunications Services Index for the five-year period commencing December 31, 2001. The graph assumes $100 was invested in our common stock as of December 31, 2001. It also assumes reinvestment of dividends, if applicable.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Citizens Communications Company, The S & P 500 Index
And The S & P Telecommunication Services Index
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
Citizens Communications Company
S & P 500
S & P Telecommunication Services

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

www.researchdatagroup.com/S&P.htm

	Cumulative Total Return					
	12/01	12/02	12/03	12/04	12/05	12/06
Citizens Communications Company	$100.00	$98.97	$116.51	$155.79	$149.07	$188.67
S & P 500	100.00	77.90	100.24	111.15	116.61	135.03
S & P Telecommunication Services	100.00	65.89	70.56	84.57	79.81	109.18

RECENT SALES OF UNREGISTERED SECURITIES, USE OF PROCEEDS FROM REGISTERED SECURITIES

None.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2006 to October 31, 2006				
Share Repurchase Program [(1)]	—	$ —	—	$ —
Employee Transactions [(2)]	722	$14.36	N/A	N/A
November 1, 2006 to November 30, 2006				
Share Repurchase Program [(1)]	—	$ —	—	$ —
Employee Transactions [(2)]	12,435	$14.66	N/A	N/A
December 1, 2006 to December 31, 2006				
Share Repurchase Program [(1)]	—	$ —	—	$ —
Employee Transactions [(2)]	—	$ —	N/A	N/A
Totals October 1, 2006 to December 31, 2006				
Share Repurchase Program [(1)]	—	$ —	—	$ —
Employee Transactions [(2)]	13,157	$14.64	N/A	N/A

(1) In February 2006, our Board of Directors authorized the Company to repurchase up to $300.0 million of the Company's common stock, in public or private transactions, over the following twelve month period. This share repurchase program commenced on March 6, 2006. No shares were repurchased during the fourth quarter of 2006.

(2) Includes restricted shares withheld (under the terms of grants under employee stock compensation plans) to offset minimum tax withholding obligations that occur upon the vesting of restricted shares. The Company's stock compensation plans provide that the value of shares withheld shall be the average of the high and low price of the Company's common stock on the date the relevant transaction occurs.

ITEM 6. SELECTED FINANCIAL DATA

($ in thousands, except per share amounts)	Year Ended December 31, 2006	2005	2004	2003	2002
Revenue [(4)]	$2,025,367	$2,017,041	$2,022,378	$2,268,561	$2,482,440
Income (loss) from continuing operations before cumulative effect of change in accounting principle [(1)]	$ 254,008	$ 187,942	$ 57,064	$ 71,879	$ (313,257)
Net income (loss)	$ 344,555	$ 202,375	$ 72,150	$ 187,852	$ (682,897)
Basic income (loss) per share of common stock from continuing operations before cumulative effect of change in accounting principle [(1)]	$ 0.79	$ 0.56	$ 0.19	$ 0.26	$ (1.12)
Earnings (loss) available for common shareholders per basic share	$ 1.07	$ 0.60	$ 0.24	$ 0.67	$ (2.43)
Earnings (loss) available for common shareholders per diluted share	$ 1.06	$ 0.60	$ 0.23	$ 0.64	$ (2.43)
Cash dividends declared (and paid) per common share	$ 1.00	$ 1.00	$ 2.50	$ —	$ —

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

	As of December 31,				
	2006	2005	2004	2003	2002
Total assets	$6,791,205	$6,427,567	$6,679,899	$7,457,939	$8,153,078
Long-term debt	$4,460,755	$3,995,130	$4,262,658	$4,179,590	$4,816,163
Equity units [2]	$ —	$ —	$ —	$ 460,000	$ 460,000
Company Obligated Mandatorily Redeemable					
Convertible Preferred Securities [3]	$ —	$ —	$ —	$ 201,250	$ 201,250
Shareholders' equity	$1,058,032	$1,041,809	$1,362,240	$1,415,183	$1,172,139

(1) The cumulative effect of change in accounting principles represents the $65.8 million after tax non-cash gain resulting from the adoption of Statement of Financial Accounting Standards No. 143 in 2003.

(2) On August 17, 2004, we issued common stock to equity unit holders in settlement of the equity purchase contract.

(3) The consolidation of this item changed effective January 1, 2004 as a result of the adoption of FIN No. 46R, "Consolidation of Variable Interest Entities."

(4) Operating results include activities from our Vermont Electric segment for three months of 2004 and the years ended 2003 and 2002.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. Statements that are not historical facts are forward-looking statements made pursuant to the Safe Harbor Provisions of the Litigation Reform Act of 1995. Words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) are only predictions or statements of current plans, which we review continuously. Forward-looking statements may differ from actual future results due to, but not limited to, and our future results may be materially affected by, any of the following possibilities:

- Our ability to complete the acquisition of Commonwealth, to successfully integrate their operations and to realize the synergies from the acquisition;
- Our ability to refinance the bridge loan that will be used to finance any remaining cash portion of the merger consideration with long-term debt;
- Changes in the number of our revenue generating units, which consists of access lines plus high-speed internet subscribers;
- The effects of competition from wireless, other wireline carriers (through VOIP or otherwise), high-speed cable modems and cable telephony;
- The effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis;
- The effects of general and local economic and employment conditions on our revenues;
- Our ability to effectively manage service quality;
- Our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers;

- Our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies;
- Changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators;
- The effects of changes in regulation in the communications industry as a result of federal and state legislation and regulation, including potential changes in access charges and subsidy payments, and regulatory network upgrade and reliability requirements;
- Our ability to comply with federal and state regulation (including state rate of return limitations on our earnings) and our ability to successfully renegotiate state regulatory plans as they expire or come up for renewal from time to time;
- Our ability to manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt;
- Adverse changes in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability and/or increase the cost of financing;
- The effects of bankruptcies in the telecommunications industry, which could result in potential bad debts;
- The effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks;
- The effects of increased medical, retiree and pension expenses and related funding requirements;
- Changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments;
- The effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company;
- Our ability to successfully renegotiate expiring union contracts covering approximately 1,526 employees that are scheduled to expire during 2007;
- Our ability to pay a $1.00 per common share dividend annually may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2007) and our liquidity;
- The effects of any future liabilities or compliance costs in connection with worker health and safety matters;
- The effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; and
- The effects of more general factors, including changes in economic, business and industry conditions.

Any of the foregoing events, or other events, could cause financial information to vary from management's forward-looking statements included in this report. You should consider these important factors, as well as the risks set forth under Item 1A. "Risk Factors" above, in evaluating any statement in this Form 10-K or otherwise made by us or on our behalf. The following information is unaudited and should be read in conjunction with the consolidated financial statements and related notes included in this report. We have no obligation to update or revise these forward-looking statements.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

OVERVIEW

We are a full–service communications provider and one of the largest exchange telephone carriers in the country. We offer our incumbent local exchange carrier (ILEC) services under the "Frontier" name. On July 31, 2006 we sold our competitive local exchange carrier (CLEC), Electric Lightwave, LLC (ELI). We are accounting for ELI as a discontinued operation in our consolidated statements of operations. In September 2006, we entered into a definitive agreement to acquire Commonwealth. This acquisition, if successfully completed, will expand our presence in Pennsylvania and strengthen our position as a market-leading full-service communications provider to rural markets. The acquisition is subject to approval by the Pennsylvania PUC. All other regulatory approvals have been received.

Competition in the telecommunications industry is intense and increasing. We experience competition from many telecommunications service providers including cable operators, wireless carriers, voice over internet protocol (VOIP) providers, long distance providers, competitive local exchange carriers, internet providers and other wireline carriers. We believe that competition will continue to intensify in 2007 across all of our products and in all of our markets. Our Frontier business experienced erosion in access lines and switched access minutes in 2006 as a result of competition. Competition in our markets may result in reduced revenues in 2007.

The communications industry is undergoing significant changes. The market is extremely competitive, resulting in lower prices. These trends are likely to continue and result in a challenging revenue environment. These factors could also result in more bankruptcies in the sector and therefore affect our ability to collect money owed to us by carriers.

Revenues from data and internet services such as high-speed internet continue to increase as a percentage of our total revenues and revenues from services such as local line and access charges and subsidies are decreasing as a percentage of our revenues. These factors, along with the potential for increasing operating costs, could cause our profitability and our cash generated by operations to decrease.

(a) LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATING ACTIVITIES

As of December 31, 2006, we had cash and cash equivalents aggregating $1.04 billion. Our primary source of funds continued to be cash generated from operations. Our cash balance increased significantly in December 2006 when we borrowed $550.0 million. For the year ended December 31, 2006, we used cash flow from continuing operations, proceeds from the Rural Telephone Bank (RTB), proceeds from the sale of ELI and cash and cash equivalents to fund capital expenditures, dividends, interest payments, debt repayments and stock repurchases.

We believe our operating cash flows, existing cash balances, and credit facilities will be adequate to finance our working capital requirements, fund capital expenditures, make required debt payments through 2007, pay taxes, pay dividends to our stockholders in accordance with our dividend policy and support our short-term and long-term operating strategies. We have approximately $39.3 million and $497.7 million of debt maturing in 2007 and 2008, respectively.

A number of factors, including but not limited to, losses of access lines, increases in competition and lower subsidy and access revenues are expected to reduce our cash generated by operations and may require us to increase capital expenditures. Our below investment grade credit ratings may make it more difficult and expensive to refinance our maturing debt. We have in recent years paid relatively low amounts of cash taxes. We expect that in 2007 our cash taxes will increase substantially.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

CASH FLOW FROM INVESTING ACTIVITIES

Commonwealth Acquisition

On September 17, 2006, we entered into a definitive agreement to acquire Commonwealth for $41.72 per share, in a cash-and-stock taxable transaction, for a total consideration of $1.16 billion, based on the closing price of Citizens' common stock on September 15, 2006. Each Commonwealth share will receive $31.31 in cash and 0.768 shares of Citizens' common stock.

The acquisition has been approved by the Boards of Directors of both Citizens and Commonwealth and by Commonwealth's shareholders. The transaction has received the requisite Hart-Scott Rodino and FCC approvals, but is still subject to Pennsylvania PUC regulatory approval. We expect the transaction to be consummated in the first half of 2007.

We intend to finance the cash portion of the transaction with a combination of cash on hand and debt. We obtained a commitment letter for a $990.0 million senior unsecured term loan, the proceeds of which may be used to pay the cash portion of the acquisition consideration (including cash payable upon the assumed conversion of $300.0 million of the Commonwealth convertible notes in connection with the acquisition), to cash out restricted shares, options and other equity awards of Commonwealth, to repay all of Commonwealth's outstanding indebtedness (which was $35.0 million as of December 31, 2006) and to pay fees and expenses related to the acquisition. We expect to refinance this term loan, which matures within one year, with long-term debt prior to the maturity thereof. On December 22, 2006 this commitment was reduced by $400.0 million as the result of our issuance of 7.875% senior notes due 2027 in the amount of $400.0 million (see "Cash Flow from Financing Activities – Issuance of Debt Securities" below). In December 2006, we also borrowed $150.0 million from CoBank under a 6-year unsecured term loan. These proceeds can be used to repurchase existing indebtedness or to essentially reduce the amount of additional borrowings needed in connection with the Commonwealth transaction. We expect the need to borrow $200.0 million—$300.0 million under the remaining commitment to close the Commonwealth transaction, pay all closing transaction costs and implementation costs.

Rural Telephone Bank Proceeds

In August 2005, the Board of Directors of the RTB voted to dissolve the bank. In November 2005, the liquidation and dissolution of the RTB was initiated with the signing of the 2006 Agricultural Appropriation bill by President Bush. We received approximately $64.6 million in cash from the dissolution of the RTB in April 2006, which resulted in the recognition of a pre-tax gain of approximately $61.4 million during the second quarter of 2006. Our cash liability for taxes as a result of the cash distribution is expected to be approximately $2.0 million due to the utilization of existing tax net operating losses on both the federal and state level.

Sale of Non-Core Operations and Investments

During 2006, we sold ELI, our CLEC business (including its associated real estate), for $255.3 million in cash plus the assumption of approximately $4.0 million in capital lease obligations.

During 2005, we executed a strategy of divesting non-core assets, which resulted in the following transactions:

On February 1, 2005, we sold 20,672 shares of Prudential Financial, Inc. for approximately $1.1 million in cash.

On March 15, 2005, we completed the sale of Conference Call USA, LLC for $43.6 million.

In June 2005, we sold for cash our interests in certain key man life insurance policies on the lives of Leonard Tow, our former Chairman and Chief Executive Officer, and his wife, a former director. The cash surrender value of the policies purchased by Dr. Tow totaled approximately $24.2 million, and we recognized a gain of approximately $457,000 that is included in investment and other income.

During 2005, we sold 79,828 shares of Global Crossing Limited for $1.1 million in cash.

Capital Expenditures

For the year ended December 31, 2006, our capital expenditures were $268.8 million. We continue to closely scrutinize all of our capital projects, emphasize return on investment and focus our capital expenditures on areas and services that have the greatest opportunities with respect to revenue growth and cost reduction. We anticipate capital expenditures of approximately $270.0 million—$280.0 million for 2007.

Increasing competition and improving the capabilities or reducing the maintenance costs of our plant may cause our capital expenditures to increase in the future. Our capital expenditures planned for new services such as wireless and VOIP in 2007 are not material. However, based on the success of our planned roll-out of these products that began in late 2006, our capital expenditures for these products may increase in the future.

CASH FLOW FROM FINANCING ACTIVITIES

Debt Reduction and Debt Exchanges

For the year ended December 31, 2006, we retired an aggregate principal amount of $251.0 million of debt, including $15.9 million of 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities (EPPICS) that were converted into our common stock.

During the first quarter of 2006, we entered into two debt-for-debt exchanges of our debt securities. As a result, $47.5 million of our 7.625% notes due 2008 were exchanged for approximately $47.4 million of our 9.00% notes due 2031. During the fourth quarter of 2006, we entered into four debt-for-debt exchanges and exchanged $157.3 million of our 7.625% notes due 2008 for $149.9 million of our 9.00% notes due 2031. The 9.00% notes are callable on the same general terms and conditions as the 7.625% notes exchanged. No cash was exchanged in these transactions. However, with respect to the first quarter debt exchanges, a non-cash pre-tax loss of approximately $2.4 million was recognized in accordance with EITF No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments," which is included in other income (loss), net.

On June 1, 2006, we retired at par our entire $175.0 million principal amount of 7.60% Debentures due June 1, 2006.

On June 14, 2006, we repurchased $22.7 million of our 6.75% Senior Notes due August 17, 2006 at a price of 100.181% of par.

On August 17, 2006, we retired at par the $29.1 million remaining balance of the 6.75% Senior Notes.

In February 2006, our Board of Directors authorized us to repurchase up to $150.0 million of our outstanding debt over the following twelve-month period. Through December 31, 2006, we had not made any purchases pursuant to this authorization.

For the year ended December 31, 2005, we retired an aggregate principal amount of $36.4 million of debt, including $30.0 million of EPPICS that were converted into our common stock. During the second quarter of 2005, we entered into two debt-for-debt exchanges of our debt securities. As a result, $50.0 million of our 7.625% notes due 2008 were exchanged for approximately $52.2 million of our 9.00% notes due 2031. The 9.00% notes are callable on the same general terms and conditions as the 7.625% notes exchanged. No cash was exchanged in these transactions, however a non-cash pre-tax loss of approximately $3.2 million was recognized in accordance with EITF No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments," which is included in other income (loss), net.

During August and September 2004, we repurchased an additional $108.2 million of our 6.75% notes which, in addition to the $300.0 million we purchased in July, resulted in a pre-tax charge of approximately $20.1 million during the third quarter of 2004, but resulted in an annual reduction in interest expense of about

$27.6 million per year. See the discussion below concerning EPPICS conversions for further information regarding the issuance of common stock.

We may from time to time repurchase our debt in the open market, through tender offers, exchanges of debt securities, by exercising rights to call or privately negotiated transactions. We may also exchange existing debt for newly issued debt obligations.

Issuance of Debt Securities

On December 22, 2006, we issued in a private placement, $400.0 million principal amount of 7.875% Senior Notes due January 15, 2027. Proceeds from the sale are expected to be used to partially finance our acquisition of Commonwealth or if the acquisition is not completed, to purchase, redeem or otherwise retire a portion of our outstanding debt. We have agreed to file with the SEC a registration statement for the purpose of exchanging these notes for registered notes.

In December 2006, we borrowed $150.0 million under a senior unsecured term loan agreement. The loan matures in 2012 and bears interest based on an average prime rate or London Interbank Offered Rate or LIBOR, at our election plus a margin which varies depending on our debt leverage ratio. We intend to use the proceeds to repurchase a portion of our outstanding debt or to partially finance our acquisition of Commonwealth.

EPPICS

In 1996, our consolidated wholly owned subsidiary, Citizens Utilities Trust (the Trust), issued, in an underwritten public offering, 4,025,000 shares of 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities due 2036 (Trust Convertible Preferred Securities or EPPICS), representing preferred undivided interests in the assets of the Trust, with a liquidation preference of $50 per security (for a total liquidation amount of $201.3 million). These securities have an adjusted conversion price of $11.46 per share of our common stock. The conversion price was reduced from $13.30 to $11.46 during the third quarter of 2004 as a result of the $2.00 per share of common stock special, non-recurring dividend. The proceeds from the issuance of the Trust Convertible Preferred Securities and a Company capital contribution were used to purchase $207.5 million aggregate liquidation amount of 5% Partnership Convertible Preferred Securities due 2036 from another wholly owned consolidated subsidiary, Citizens Utilities Capital L.P. (the Partnership). The proceeds from the issuance of the Partnership Convertible Preferred Securities and a Company capital contribution were used to purchase from us $211.8 million aggregate principal amount of 5% Convertible Subordinated Debentures due 2036. The sole assets of the Trust are the Partnership Convertible Preferred Securities, and our Convertible Subordinated Debentures are substantially all the assets of the Partnership. Our obligations under the agreements relating to the issuances of such securities, taken together, constitute a full and unconditional guarantee by us of the Trust's obligations relating to the Trust Convertible Preferred Securities and the Partnership's obligations relating to the Partnership Convertible Preferred Securities.

In accordance with the terms of the issuances, we paid the annual 5% interest in quarterly installments on the Convertible Subordinated Debentures in 2006, 2005 and 2004. Cash was paid (net of investment returns) to the Partnership in payment of the interest on the Convertible Subordinated Debentures. The cash was then distributed by the Partnership to the Trust and then by the Trust to the holders of the EPPICS.

As of December 31, 2006, EPPICS representing a total principal amount of $193.9 million have been converted into 15.6 million shares of our common stock, and a total of $7.4 million remains outstanding to third parties. Our long-term debt footnote indicates $17.9 million of EPPICS outstanding at December 31, 2006, of which $10.5 million is debt of related parties for which we have an offsetting receivable.

Interest Rate Management

In order to manage our interest expense, we have entered into interest rate swap agreements. Under the terms of these agreements, we make semi-annual, floating rate interest payments based on six month LIBOR and receive a fixed rate on the notional amount. The underlying variable rate on these swaps is set either in advance or in arrears.

The notional amounts of fixed-rate indebtedness hedged as of December 31, 2006 and December 31, 2005 were $550.0 million and $500.0 million, respectively. Such contracts require us to pay variable rates of interest (estimated average pay rates of approximately 9.02% as of December 31, 2006 and approximately 8.60% as of December 31, 2005) and receive fixed rates of interest (average receive rate of 8.26% as of December 31, 2006 and 8.46% as of December 31, 2005). All swaps are accounted for under SFAS No. 133 (as amended) as fair value hedges. For the year ended December 31, 2006, the interest expense resulting from these interest rate swaps totaled approximately $4.2 million. For the years ended December 31, 2005, and 2004 our interest expense was reduced by $2.5 million and $9.4 million, respectively, as a result of our swaps.

Credit Facilities

As of December 31, 2006, we had an available line of credit with financial institutions in the aggregate amount of $249.6 million. Outstanding standby letters of credit issued under the facility were $0.4 million. Associated facility fees vary, depending on our debt leverage ratio, and are 0.375% per annum as of December 31, 2006. The expiration date for the facility is October 29, 2009. During the term of the facility we may borrow, repay and reborrow funds. The credit facility is available for general corporate purposes but may not be used to fund dividend payments.

Covenants

The terms and conditions contained in our indentures and credit facilities agreements include the timely payment of principal and interest when due, the maintenance of our corporate existence, keeping proper books and records in accordance with GAAP, restrictions on the allowance of liens on our assets, and restrictions on asset sales and transfers, mergers and other changes in corporate control. We currently have no restrictions on the payment of dividends either by contract, rule or regulation.

Our $200.0 million term loan facility with the Rural Telephone Finance Cooperative (RTFC) contains a maximum leverage ratio covenant. Under the leverage ratio covenant, we are required to maintain a ratio of (i) total indebtedness minus cash and cash equivalents in excess of $50.0 million to (ii) consolidated adjusted EBITDA (as defined in the agreement) over the last four quarters no greater than 4.00 to 1.

Our $250.0 million credit facility and our $150.0 million senior unsecured term loan contain a maximum leverage ratio covenant. Under the leverage ratio covenant, we are required to maintain a ratio of (i) total indebtedness minus cash and cash equivalents in excess of $50.0 million to (ii) consolidated adjusted EBITDA (as defined in the agreements) over the last four quarters no greater than 4.50 to 1. Although both facilities are unsecured, they will be equally and ratably secured by certain liens and equally and ratably guaranteed by certain of our subsidiaries if we issue debt that is secured or guaranteed.

Certain indentures for our senior unsecured debt obligations limit our ability to create liens or merge or consolidate with other companies and our subsidiaries' ability to borrow funds, subject to important exceptions and qualifications.

We are in compliance with all of our debt and credit facility covenants.

Proceeds from the Sale of Equity Securities

We receive proceeds from the issuance of our common stock pursuant to our stock-based compensation plans. For the periods ended December 31, 2006 and 2005, we received approximately $27.2 million and $47.6 million, respectively, upon the exercise of outstanding stock options.

On August 17, 2004, we issued 32,074,000 shares of common stock, including 3,591,000 treasury shares, to our equity unit holders in settlement of the equity purchase contract component of the equity units. With respect to the $460.0 million senior note component of the equity units, we repurchased $300.0 million principal amount of these notes in July 2004. The remaining $160.0 million of the senior notes were repriced and a portion was remarketed on August 12, 2004 as our 6.75% notes due August 17, 2006.

Share Repurchase Programs

In February 2007, our Board of Directors authorized us to repurchase up to $250 million of our common stock in public or private transactions over the following twelve month period.

In February 2006, our Board of Directors authorized us to repurchase up to $300.0 million of our common stock in public or private transactions over the following twelve-month period. This share repurchase program commenced on March 6, 2006. As of December 31, 2006, we had repurchased 10,199,900 shares of our common stock at an aggregate cost of approximately $135.2 million. No more shares can be repurchased under this authorization.

On May 25, 2005, our Board of Directors authorized us to repurchase up to $250.0 million of our common stock. This share repurchase program commenced on June 13, 2005. As of December 31, 2005, we completed the repurchase program and had repurchased a total of 18,775,156 shares of our common stock at an aggregate cost of $250.0 million.

Dividends

Our ongoing annual dividends of $1.00 per share of common stock under our current policy utilize a significant portion of our cash generated by operations and therefore could limit our operating and financial flexibility. While we believe that the amount of our dividends will allow for adequate amounts of cash flow for other purposes, any reduction in cash generated by operations and any increases in capital expenditures, interest expense or cash taxes would reduce the amount of cash generated in excess of dividends.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationship with unconsolidated entities that would be expected to have a material current or future effect upon our financial statements.

Future Commitments

A summary of our future contractual obligations and commercial commitments as of December 31, 2006 is as follows:

Contractual Obligations:		Payment due by period			
($ in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations, excluding interest (see Note 11) [1]	$4,532,904	$39,271	$500,195	$1,258,403	$2,735,035
Operating lease obligations (see Note 25)	69,393	15,794	19,510	15,904	18,185
Purchase obligations (see Note 25)	70,165	26,449	35,509	7,547	660
Total	$4,672,462	$81,514	$555,214	$1,281,854	$2,753,880

(1) Includes interest rate swaps (($10.3) million).

At December 31, 2006, we have outstanding performance letters of credit totaling $22.8 million.

Management Succession and Strategic Alternatives Expenses

On July 11, 2004, our Board of Directors announced that it completed its review of our financial and strategic alternatives. In 2004, we expensed $90.6 million of costs related to management succession and our exploration of financial and strategic alternatives. Included are $36.6 million of non-cash expenses for the acceleration of stock benefits, cash expenses of $19.2 million for advisory fees, $19.3 million for severance and retention arrangements and $15.5 million primarily for tax reimbursements.

Divestitures

On August 24, 1999, our Board of Directors approved a plan of divestiture for our public utilities services businesses, which included gas, electric and water and wastewater businesses. We have sold all of these properties. All of the agreements relating to the sales provide that we will indemnify the buyer against certain liabilities (typically liabilities relating to events that occurred prior to sale), including environmental liabilities, for claims made by specified dates and that exceed threshold amounts specified in each agreement.

Discontinued Operations

On July 31, 2006, we sold our CLEC business Electric Lightwave LLC (ELI) for $255.3 million (including a later sale of associated real estate) in cash plus the assumption of approximately $4.0 million in capital lease obligations. We recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Our after-tax gain on the sale was $71.6 million. Our cash liability for taxes as a result of the sale is expected to be approximately $5.0 million due to the utilization of existing tax net operating losses on both the federal and state level.

On March 15, 2005, we completed the sale of Conference Call USA, LLC (CCUSA) for $43.6 million in cash. The pre-tax gain on the sale of CCUSA was $14.1 million. Our after-tax gain was $1.2 million. The book income taxes recorded upon sale are primarily attributable to a low tax basis in the assets sold.

Critical Accounting Policies and Estimates

We review all significant estimates affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustment prior to their publication. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, it is possible that actual results could differ from those estimates and changes to estimates could occur in the near term. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, intangible assets, depreciation and amortization, employee benefit plans, income taxes, contingencies, and pension and postretirement benefits expenses among others.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and our Audit Committee has reviewed our disclosures relating to them.

Telecommunications Bankruptcies

Our estimate of anticipated losses related to telecommunications bankruptcies is a "critical accounting estimate." We have significant on-going normal course business relationships with many telecom providers, some of which have filed for bankruptcy. We generally reserve approximately 95% of the net outstanding pre-bankruptcy balances owed to us and believe that our estimate of the net realizable value of the amounts owed to us by bankrupt entities is appropriate. In 2006 and 2005, we had no "critical estimates" related to telecommunications bankruptcies.

Asset Impairment

In 2006 and 2005, we had no "critical estimates" related to asset impairments.

Depreciation and Amortization

The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and identifiable intangible assets. An independent study of the estimated useful lives of our plant assets was completed in 2005 and updated in 2006. We adopted the lives proposed in the study effective October 1, 2005 and as revised on October 1, 2006.

Intangibles

Our indefinite lived intangibles consist of goodwill and trade name, which resulted from the purchase of ILEC properties. We test for impairment of these assets annually, or more frequently, as circumstances warrant. All of our ILEC properties share similar economic characteristics and as a result, we aggregate our reporting units into one ILEC segment. In determining fair value of goodwill during 2006 we compared the net book value of the reporting units to current trading multiples of ILEC properties as well as trading values of our publicly traded common stock. Additionally, we utilized a range of prices to gauge sensitivity. Our test determined that fair value exceeded book value of goodwill. An independent third party appraiser analyzed trade name.

Pension and Other Postretirement Benefits

Our estimates of pension expense, other post retirement benefits including retiree medical benefits and related liabilities are "critical accounting estimates." We sponsor a noncontributory defined benefit pension plan covering a significant number of current and former employees and other post retirement benefit plans that provide medical, dental, life insurance benefits and other benefits for covered retired employees and their beneficiaries and covered dependents. The pension plan for the majority of our current employees is frozen. The accounting results for pension and post retirement benefit costs and obligations are dependent upon various actuarial assumptions applied in the determination of such amounts. These actuarial assumptions include the following: discount rates, expected long-term rate of return on plan assets, future compensation increases, employee turnover, healthcare cost trend rates, expected retirement age, optional form of benefit and mortality. We review these assumptions for changes annually with our independent actuaries. We consider our discount rate and expected long-term rate of return on plan assets to be our most critical assumptions.

The discount rate is used to value, on a present basis, our pension and post retirement benefit obligation as of the balance sheet date. The same rate is also used in the interest cost component of the pension and post retirement benefit cost determination for the following year. The measurement date used in the selection of our discount rate is the balance sheet date. Our discount rate assumption is determined annually with assistance from our actuaries based on the pattern of expected future benefit payments and the prevailing rates available on long-term, high quality corporate bonds that approximate the benefit obligation. In making this determination we consider, among other things, the yields on the Citigroup Pension Discount Curve and Bloomberg Finance and the changes in those rates from one period to the next. This rate can change from year-to-year based on market conditions that impact corporate bond yields. Our discount rate increased from 5.625% at year-end 2005 to 6.00% at year-end 2006.

The expected long-term rate of return on plan assets is applied in the determination of periodic pension and post retirement benefit cost as a reduction in the computation of the expense. In developing the expected long-term rate of return assumption, we considered published surveys of expected market returns, 10 and 20 year actual returns of various major indices, and our own historical 5-year and 10-year investment returns. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 35% to 55% in fixed income securities, 35% to 55% in equity securities and 5% to 15% in alternative investments. We review our asset allocation at least annually and make changes when considered appropriate. In 2006, we did not change our expected long-term rate of return from the 8.25% used in 2005. Our pension plan assets are valued at actual market value as of the measurement date.

Accounting standards in effect prior to December 31, 2006 required that we record an additional minimum pension liability when the plan's "accumulated benefit obligation" exceeded the fair market value of plan assets at the pension plan measurement (balance sheet) date. In the fourth quarter of 2004, mainly due to a decrease in the year-end discount rate, we recorded an additional minimum pension liability in the amount of $17.4 million with a corresponding charge to shareholders' equity of $10.7 million, net of taxes of $6.7 million. In the fourth quarter of 2005, primarily due to another decrease in the year-end discount rate, we recorded an additional minimum pension liability in the amount of $36.4 million with a corresponding charge to shareholders' equity of $22.5 million, net of taxes of $13.9 million. These adjustments did not impact our net income or cash flows.

We expect that our pension and other postretirement benefit expenses for 2007 will be $11.0 million to $14.0 million (they were $11.3 million in 2006) and that no contribution will be required to be made by us to the pension plan in 2007. No contribution was made to our pension plan during 2006.

Income Taxes

Our effective tax rates in 2005 and 2004 were below statutory rate levels (2006 was close to statutory) as a result of the completion of audits with federal and state taxing authorities and changes in the structure of certain of our subsidiaries.

New Accounting Pronouncements

Accounting for Defined Benefit Pension and Other Postretirement Plans

In October 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which completes the first phase of a FASB project that will comprehensively reconsider accounting for pensions and other postretirement benefit plans and amends the following FASB Statements:

- SFAS No. 87, "Employers' Accounting for Pensions;"
- SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits;"
- SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" and
- SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits."

SFAS No. 158 requires (1) recognition of the funded status of a benefit plan in the balance sheet, (2) recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost, (3) measurement of defined benefit plan assets and obligations as of the balance sheet date, and (4) disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. In addition, SFAS No. 158 amends SFAS No. 87 and SFAS No. 106 to include guidance regarding selection of assumed discount rates for use in measuring the benefit obligation.

For public companies, the requirements to recognize the funded status of a plan and to comply with the disclosure provisions of SFAS No. 158 are effective as of the end of the fiscal year that ends after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the balance sheet date is effective for fiscal years ending after December 15, 2008. Adoption of SFAS No. 158 on December 31, 2006 did not have a material impact on the Company's financial position at December 31, 2006. See Note 24.

Consideration of Prior Years' Errors in Quantifying Current Year Misstatements

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Consideration of Prior Years' Errors in Quantifying Current Year Misstatements." SAB No. 108 provides guidance concerning the process to be applied in considering the impact of prior years' errors in quantifying misstatements in the current year. SAB No. 108 is effective for periods ending after November 15, 2006. We adopted SAB No. 108 in the fourth quarter of 2006. See Note 5.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes." Among other things, FIN No. 48 requires applying a "more likely than not" threshold to the recognition and derecognition of uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN No. 48 to have a material impact on our financial position, results of operations or cash flows.

How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement

In June 2006, the FASB issued EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" (EITF No. 06-3), which requires disclosure of the accounting policy for any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction, that is Gross versus Net presentation. EITF No. 06-3 is effective for periods beginning after December 15, 2006. We will adopt the disclosure requirements of EITF No. 06-3 commencing January 1, 2007.

Exchanges of Productive Assets

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of Accounting Principles Board (APB) Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of certain non-monetary assets (except for certain exchanges of products or property held for sale in the ordinary course of business). The Statement requires that non-monetary exchanges be accounted for at the fair value of the assets exchanged, with gains or losses being recognized, if the fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. We have not had any "exchanges of nonmonetary" assets.

Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations," an interpretation of FASB No. 143. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in FASB No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Although a liability exists for the removal of asbestos, sufficient information is not available currently to estimate the amount of our liability, as the range of time over which we may settle theses obligations is unknown or cannot be reasonably estimated. The adoption of FIN No. 47 during the fourth quarter of 2005 had no impact on our financial position or results of operations.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principle, and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. The adoption of SFAS No. 154 during the first quarter of 2006 had no impact on our financial position or results of operations.

Partnerships

In June 2005, the FASB issued EITF No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which provides new guidance on how general partners in a limited partnership should determine whether they control a limited partnership. EITF No. 04-5 is effective for fiscal periods beginning after December 15, 2005. We are the managing partner and have a 33% ownership position in a wireless voice business, Mohave Cellular Limited Partnership (Mohave).

The Company has applied the provisions of EITF No. 04-5 retrospectively and consolidated Mohave for all periods presented.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R requires that stock-based employee compensation be recorded as a charge to earnings. In April 2005, the SEC required adoption of SFAS No. 123R for annual periods beginning after June 15, 2005. Accordingly, we have adopted SFAS No. 123R commencing January 1, 2006 using a modified prospective application, as permitted by SFAS No. 123R. Accordingly, prior period amounts have not been restated. Under this application, we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123R, we applied APB No. 25 and related interpretations to account for our stock plans resulting in the use of the intrinsic value to value the stock. Under APB No. 25, we were not required to recognize compensation expense for the cost of stock options. In accordance with the adoption of SFAS No. 123R, we recorded stock-based compensation expense for the cost of stock options, restricted shares and stock units issued under our stock plans (together, Stock-Based Awards). Stock-based compensation expense for the year ended December 31, 2006 was $10.3 million ($6.7 million after tax or $0.02 per basic and diluted share of common stock).

Accounting for Endorsement Split-Dollar Life Insurance Arrangements

In September 2006, the FASB reached consensus on the guidance provided by EITF No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF No. 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF No. 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

Accounting for Purchases of Life Insurance

In September 2006, the FASB reached consensus on the guidance provided by EITF No. 06-5, Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. EITF No. 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF No. 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF No. 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

(b) RESULTS OF OPERATIONS

REVENUE

Revenue is generated primarily through the provision of local, network access, long distance and data services. Such services are provided under either a monthly recurring fee or based on usage at a tariffed rate and is not dependent upon significant judgments by management, with the exception of a determination of a provision for uncollectible amounts.

Consolidated revenue increased $8.3 million, from $2.017 billion in 2005 to $2.025 billion in 2006.

Consolidated revenue decreased $5.3 million in 2005. The decrease in 2005 is primarily due to the sale in 2004 of our electric utility property, partially offset by an increase of $4.4 million in telecommunications revenue. Our electric utility contributed $9.7 million of revenue in 2004.

In July 2006, we sold our CLEC segment (ELI) to Integra. As a result, we have reclassified ELI's results of operations as discontinued operations in our consolidated statements of operations and restated prior periods.

In June 2005, the FASB issued EITF No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which provides new guidance on how general partners in a limited partnership should determine whether they control a limited partnership. The Company has applied the provisions of EITF No. 04-5 retrospectively and consolidated Mohave for all periods presented.

On March 15, 2005, we completed the sale of our conferencing service business, CCUSA. As a result of the sale, we have classified CCUSA's results of operations as discontinued operations in our consolidated statement of operations and restated prior periods.

Change in the number of our access lines is important to our revenue and profitability. We have lost access lines primarily because of competition, changing consumer behavior, economic conditions, changing technology, and by some customers disconnecting second lines when they add high-speed internet or cable modem service. We lost approximately 111,000 access lines during 2006, but added approximately 75,100 high-speed internet subscribers during this same period. We lost 98,800 residential customer lines and 12,200 non-residential customer lines in 2006. The non-residential line losses were principally in Rochester, New York, while the residential losses were throughout our markets. We expect to continue to lose access lines but to increase high-speed internet subscribers during 2007. A continued loss of access lines, combined with increased competition and the other factors discussed in MD&A, may cause our revenues, profitability and cash flows to decrease in 2007.

Telecommunications Revenue

	2006			2005			2004
($ in thousands)	Amount	$ Change	% Change	Amount	$ Change	% Change	Amount
Local services	$ 809,584	$(20,101)	-2%	$ 829,685	$(21,392)	-3%	$ 851,077
Access services	427,959	(3,380)	-1%	431,339	(25,589)	-6%	456,928
Long distance services	153,272	(16,224)	-10%	169,496	(14,127)	-8%	183,623
Data and internet services	424,209	58,596	16%	365,613	51,835	17%	313,778
Directory services	114,138	1,046	1%	113,092	2,469	2%	110,623
Other	96,205	(11,611)	-11%	107,816	11,202	12%	96,614
ILEC revenue	$2,025,367	$ 8,326	0%	$2,017,041	$ 4,398	0%	$2,012,643

Local Services

Local services revenue for the year ended December 31, 2006 decreased $20.1 million or 2%, as compared with the prior year. Local revenue decreased $25.9 million primarily due to continued losses of access lines partially offset by a local rate increase on some of our Rochester residential access lines effective August 2006. 2005 reflected a reserve of $4.0 million associated with a state rate of return limitation on earnings. Enhanced services revenue increased $5.8 million, primarily due to sales of additional feature packages. Economic conditions and/or increasing competition could make it more difficult to sell our packages and bundles and cause us to lower our prices for those products and services, which would adversely affect our revenues and profitability and cash flow.

Local services revenue for the year ended December 31, 2005 decreased $21.4 million or 3%, as compared with the prior year. This decline is comprised of $18.8 million related to the continued loss of access lines and $4.0 million related to a reserve associated with state rate of return limitations on earnings. Enhanced services revenue increased $5.9 million, as compared with the prior year, primarily due to sales of additional product packages.

Access Services

Access services revenue for the year ended December 31, 2006 decreased $3.4 million or 1%, as compared with the prior year. Access services includes both switched revenue and subsidy payments. Switched access revenue decreased $13.9 million to $263.4 million. Approximately $24.0 million of the switched access decline was attributable to a decline in minutes of use related to access line losses. This decline was offset by approximately $9.3 million of disputed carrier activity resolved in the Company's favor during the fourth quarter of 2006. Subsidies revenue increased $10.5 million to $164.6 million primarily due to increased receipts from the federal high cost fund due to higher costs in the base year, as well as increased receipts from state high cost funds.

Access services revenue for the year ended December 31, 2005 decreased $25.6 million or 6%, as compared with the prior year. Switched access revenue decreased $9.7 million, as compared with the prior year period, primarily due to a decline in minutes of use. Access service revenue includes subsidy payments we receive from federal and state agencies. Subsidy revenue decreased $15.9 million primarily due to decreased Universal Service Fund (USF) support of $19.2 million because of increases in the national average cost per loop (NACPL) and a decrease of $2.0 million related to changes in measured factors, partially offset by an increase of $6.4 million in USF surcharge rates.

Increases in the number of Competitive Eligible Telecommunications Companies (including wireless companies) receiving federal subsidies, among other factors, may lead to further increases in the NACPL, thereby resulting in decreases in our subsidy revenue in the future. The FCC and state regulators are currently considering a number of proposals for changing the manner in which eligibility for federal subsidies is determined as well as the amounts of such subsidies. The FCC is also reviewing the mechanism by which subsidies are funded. Additionally, the FCC has an open proceeding to address reform to access charges and other intercarrier compensation. We cannot predict when or how these matters will be decided nor the effect on our subsidy or access revenues. Future reductions in our subsidy and access revenues are not expected to be accompanied by proportional decreases in our costs, so any further reductions in those revenues will directly affect our profitability and cash flows. We currently expect that as a result of an increase in the national average cost per loop, a decrease in our cost structure and the elimination of high speed internet from the calculation of the FCC's USF surcharge (which has a corresponding decrease in operating expenses) there is likely to be a decrease in the total subsidy revenue earned in 2007 and such decrease may be significant in relation to the total amount of our subsidy revenue.

Long Distance Services

Long distance services revenue for the years ended December 31, 2006 and 2005 decreased $16.2 million or 10% in 2006 and $14.1 million or 8% in 2005, primarily due to a decline in the average rate per minute. Our long distance minutes of use increased during 2006. We have actively marketed bundles or unlimited use of long distance minutes particularly with our packages of multiple services. The sale of bundled and unlimited minutes has resulted in an increase in minutes used by our long distance customers and has had the effect of lowering our overall average rate per minute billed. Our long distance revenues may continue to decrease in the future due to lower rates and/or minutes of use. Competing services such as wireless, VOIP and cable telephony are resulting in a loss of customers, minutes of use and further declines in the rates we charge our customers. We expect these factors will continue to adversely affect our long distance revenues during 2007.

Data and Internet Services

Data and internet services revenue for the years ended December 31, 2006 and 2005 increased $58.6 million, or 16%, and $51.8 million, or 17%, respectively, as compared with the prior year primarily due to growth in data and high-speed internet services. The number of the Company's high-speed internet subscribers has increased by more than 75,000 or 24% since December 31, 2005. Data & Internet services also includes revenue from data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity circuits like DS-1's and DS-3's. Revenue from these dedicated high-capacity circuits increased $9.1 million in 2006 and $15.0 million in 2005, primarily due to growth in those circuits.

Directory Services

Directory revenue for the years ended December 31, 2006 and 2005 increased $1.0 million, or 1%, and $2.5 million, or 2%, respectively, as compared with the prior year due to growth in yellow pages advertising.

Other

Other revenue for the year ended December 31, 2006 decreased $11.6 million or 11%, as compared with the prior year primarily due to an increase in bad debt expense of $7.5 million and decreases of $2.3 million for promotional credits, $1.8 million in sales of customer premise equipment (CPE) and $1.6 million in "bill and collect" fee revenue. The decreases were partially offset by an increase of $2.5 million for cellular roaming revenue of the Mohave Cellular Limited Partnership.

Other revenue for the year ended December 31, 2005 increased $11.2 million, or 12%, compared with the prior year primarily due to a $4.8 million decrease in bad debt expense, a $4.1 million increase in cellular revenue and a $1.8 million increase related to sales of television service.

Electric Revenue

We sold our Vermont electric division on April 1, 2004. Electric revenue for the year ended December 31, 2004 was $9.7 million. We have sold all of our electric operations and as a result will have no operating results in future periods for these businesses.

COST OF SERVICES

	2006			2005			2004
($ in thousands)	Amount	$ Change	% Change	Amount	$ Change	% Change	Amount
Network access	$171,247	$14,425	9%	$156,822	$ 1,431	1%	$155,391
Electric energy and fuel oil purchased	—	—		—	(5,523)	-100%	5,523
	$171,247	$14,425	9%	$156,822	$(4,092)	-3%	$160,914

Network access

Network access expenses for the years ended December 31, 2006 and 2005 increased $14.4 million and $1.4 million, or 9%, and 1%, respectively, as compared with the prior year period. In the fourth quarter of 2006, we expensed $9.7 million of promotional costs associated with a fourth quarter high speed internet promotion that subsidized the cost of a new personal computer for the customer in return for a multi-year contract. The remaining increases in network costs for 2006 and 2005 are primarily due to increasing rates and usage. As we continue to increase our sales of data products such as high-speed internet and expand the availability of our unlimited long distance calling plans, our network access expense is likely to increase. Access line losses have offset some of the increase.

Electric energy and fuel oil purchased

We sold our Vermont electric division on April 1, 2004. Electric energy and fuel oil purchased for the year ended December 31, 2004 was $5.5 million. We have sold all of our electric operations and as a result will have no operating results in future periods for these businesses.

OTHER OPERATING EXPENSES

	2006			2005			2004
($ in thousands)	Amount	$ Change	% Change	Amount	$ Change	% Change	Amount
Operating expenses	$551,620	$(21,505)	-4%	$573,125	$(11,586)	-2%	$584,711
Taxes other than income taxes	86,568	(5,219)	-6%	91,787	181	0%	91,606
Sales and marketing	94,955	8,820	10%	86,135	1,302	2%	84,833
	$733,143	$(17,904)	-2%	$751,047	$(10,103)	-1%	$761,150

Operating Expenses

Operating expenses for the year ended December 31, 2006 decreased $21.5 million, or 4%, as compared with the prior year primarily due to headcount reductions and associated decreases in salaries and benefits and improved expense control in benefit costs.

Operating expenses for the year ended December 31, 2005 decreased $11.6 million, or 2%, as compared with the prior year primarily due to lower billing expenses as a result of the conversion of one of our billing systems in 2004 partially offset by rate increases for federal USF mandated contributions and annual fees to regulatory agencies.

We routinely review our operations, personnel and facilities to achieve greater efficiencies. We are in the process of consolidating our call center operations. As we work through the consolidation, including the opening of a new call center in Deland, FL in August 2006, and the closing of call centers in 2007, we expect that our operating expenses will temporarily increase. As noted elsewhere, the introduction of new service offerings may also negatively impact our cost structure.

Included in operating expenses is stock compensation expense. Stock compensation expense was $10.3 million and $8.4 million for the years ended December 31, 2006 and 2005, respectively. In 2006, we began expensing the cost of the unvested portion of outstanding stock options pursuant to SFAS No. 123R.

Included in operating expenses is pension and other postretirement benefit expenses. Based on current assumptions and plan asset values, we estimate that our pension and other postretirement benefit expenses which was $11.3 million in 2006 will be approximately $11.0 million to $14.0 million in 2007 and that no contribution will be required to be made by us to the pension plan in 2007. No contribution was made to our pension plan during 2006. In future periods, if the value of our pension assets decline and/or projected benefit costs increase, we may have increased pension expenses.

Taxes Other than Income Taxes

Taxes other than income taxes for the year ended December 31, 2006 decreased $5.2 million, or 6%, as compared with the prior year primarily due to refunds received and changes in revenue subject to gross receipts taxes.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2006 increased $8.8 million, or 10%, as compared with the prior year and increased $1.3 million, or 2% for the year ended 2005 as compared to 2004. Sales and marketing expenses are increasing due to a competitive environment and the launch of new products. As our markets become more competitive and we launch new products, we expect that our marketing costs may increase.

DEPRECIATION AND AMORTIZATION EXPENSE

($ in thousands)	2006			2005			2004
	Amount	$ Change	% Change	Amount	$ Change	% Change	Amount
Depreciation expense	$350,107	$(43,719)	-11%	$393,826	$(29,035)	-7%	$422,861
Amortization expense	126,380	2	0%	126,378	(142)	0%	126,520
	$476,487	$(43,717)	-8%	$520,204	$(29,177)	-5%	$549,381

Depreciation expense for the years ended December 31, 2006 and 2005 decreased $43.7 million, or 11%, and $29.0 million, or 7%, respectively, as compared with the prior years due to a declining net asset base and changes in the remaining useful lives of certain assets. Effective with the completion of an independent study of the estimated useful lives of our plant assets we adopted new lives beginning October 1, 2005. The study concluded that remaining life estimates should be increased for copper facilities and decreased for switching assets (among other less minor changes). This study was updated as of September 30, 2006. Based on the study and our planned capital expenditures, we expect that our depreciation expense will continue to decline in 2007 by approximately 5% as compared to 2006.

MANAGEMENT SUCCESSION AND STRATEGIC ALTERNATIVES EXPENSES

On July 11, 2004, our Board of Directors announced that it completed its review of our financial and strategic alternatives. In 2004, we expensed $90.6 million of costs related to management succession and our exploration of financial and strategic alternatives. Included are $36.6 million of non-cash expenses for the acceleration of stock benefits, cash expenses of $19.2 million for advisory fees, $19.3 million for severance and retention arrangements and $15.5 million primarily for tax reimbursements.

INVESTMENT AND OTHER INCOME (LOSS), NET / INTEREST EXPENSE / INCOME TAX EXPENSE (BENEFIT)

($ in thousands)	2006			2005			2004
	Amount	$ Change	% Change	Amount	$ Change	% Change	Amount
Investment income	$ 83,570	$69,230	483%	$ 14,340	$(18,426)	-56%	$ 32,766
Other income (loss), net	$ (1,127)	$ 234	17%	$ (1,361)	$ 52,104	97%	$(53,465)
Interest expense	$336,446	$(2,289)	-1%	$338,735	$(39,556)	-10%	$378,291
Income tax expense	$136,479	$61,209	81%	$ 75,270	$ 71,023	1672%	$ 4,247

Investment Income

Investment income for the year ended December 31, 2006 increased $69.2 million as compared with the prior year primarily due to higher cash balances during the year arising from the $65.0 million of cash received from the liquidation and dissolution of the RTB (and gain recognized of $61.4 million), the $255.3 million in cash received from the sale of ELI and the postponement of our stock repurchase and debt repurchase programs during the second half of 2006 in connection with our acquisition of Commonwealth.

Investment income for the year ended December 31, 2005 decreased $18.4 million, or 56%, as compared with the prior year primarily due to the sale in 2004 of our investments in D & E Communications, Inc. (D & E) and Hungarian Telephone and Cable Corp. (HTCC), partially offset by higher income in 2005 from short-term investments.

Other Income (Loss), net

Other income (loss), net for the year ended December 31, 2006 increased $0.2 million as compared to the prior year. Other income (loss) in 2006 consists primarily of the $4.2 million minority share of income in the

Mohave Limited Partnership, insurance proceeds of $4.2 million, a loss of $2.4 million on the exchange of debt and gains recognized on the extinguishment of approximately $3.5 million of retained liabilities of our disposed water properties.

Other income, net for the year ended December 31, 2005 increased $52.1 million, or 97%, as compared to prior year. The increase is primarily due to a pre-tax loss from the early extinguishment of debt of $66.5 million in 2004 and a net loss on sales of assets of $1.9 million, which is primarily attributable to the loss on the sale of our corporate aircraft, partially offset by $25.3 million in income from the expiration of certain retained liabilities at less than face value, which are associated with customer advances for construction from our disposed water properties. In addition, during 2005 $7.0 million was reserved in the fourth quarter in connection with a lawsuit, and during the second quarter we incurred a $3.2 million loss on the exchange of debt, partially offset by gains on our forward rate agreements.

Interest Expense

Interest expense for the year ended December 31, 2006 decreased $2.3 million, or 1%, as compared with the prior year primarily due to lower average debt levels partially offset by higher short term interest rates that we pay on our swap agreements ($550.0 million in principal amount is swapped to floating rate at December 31, 2006). Our composite average borrowing rate for the year ended December 31, 2006 as compared with the prior year was 18 basis points higher, increasing from 7.94% to 8.12%. With the expected acquisition of Commonwealth and the related incurrence of indebtness we expect our interest expense to increase in 2007. In December we borrowed $400.0 million in advance of the acquisition and another $150.0 million to be used for debt retirements. We expect the need to borrow another $200.0—$300.0 million to close the Commonwealth transaction, pay all closing transaction costs and implementation costs.

Interest expense for the year ended December 31, 2005 decreased $39.6 million, or 10%, as compared with the prior year primarily due to the retirement and refinancing of debt. Our composite average borrowing rate for the year ended December 31, 2005 as compared with the prior year was 2 basis points lower, decreasing from 7.96% to 7.94%.

Income Taxes

Income taxes for the year ended December 31, 2006 increased $61.2 million, or 81%, as compared with the prior year primarily due to changes in taxable income. The effective tax rate for 2006 was 35% as compared with an effective tax rate of 29% for 2005. We expect to utilize a substantial amount of tax net operating losses as a result of the sale of ELI and receipt of the RTB proceeds. We expect that in 2007 our cash paid for income taxes will increase significantly.

Income taxes for the year ended December 31, 2005 increased $71.0 million, as compared with the prior year primarily due to changes in taxable income and the effective tax rate. The effective tax rate for 2005 was 28.6% as compared with 6.9% for 2004. Our effective tax rate was below statutory rates in both years as a result of the completion of audits with federal and state taxing authorities and changes in the structure of certain of our subsidiaries.

DISCONTINUED OPERATIONS

($ in thousands)	2006	2005	2004
	Amount	Amount	Amount
Revenue	$100,612	$163,768	$180,588
Operating income	$ 27,882	$ 22,969	$ 24,809
Income taxes	$ 11,583	$ 9,519	$ 9,132
Net income	$ 18,912	$ 13,266	$ 15,086
Gain on disposal of ELI and CCUSA, net of tax	$ 71,635	$ 1,167	$ —

On July 31, 2006, we sold our CLEC business, Electric Lightwave LLC (ELI) for $255.3 million (including the sale of associated real estate) in cash plus the assumption of approximately $4.0 million in capital lease obligations. We recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Our after-tax gain on the sale was $71.6 million. Our cash liability for taxes as a result of the sale is expected to be approximately $5.0 million due to the utilization of existing tax net operating losses on both the federal and state level.

On March 15, 2005, we completed the sale of CCUSA for $43.6 million in cash. The pre-tax gain on the sale of CCUSA was $14.1 million. Our after-tax gain was $1.2 million. The book income taxes recorded upon sale are primarily attributable to a low tax basis in the assets sold.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

DISCLOSURE OF PRIMARY MARKET RISKS AND HOW THEY ARE MANAGED

We are exposed to market risk in the normal course of our business operations due to ongoing investing and funding activities, including those associated with our pension assets. Market risk refers to the potential change in fair value of a financial instrument as a result of fluctuations in interest rates and equity and commodity prices. We do not hold or issue derivative instruments, derivative commodity instruments or other financial instruments for trading purposes. As a result, we do not undertake any specific actions to cover our exposure to market risks and we are not party to any market risk management agreements other than in the normal course of business or to hedge long-term interest rate risk.

INTEREST RATE EXPOSURE

Our exposure to market risk for changes in interest rates relates primarily to the interest-bearing portion of our investment portfolio and interest on our long-term debt. The long-term debt includes various instruments with various maturities and weighted average interest rates.

Our objectives in managing our interest rate risk are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, all but $150.0 million of our borrowings have fixed interest rates. Consequently, we have limited material future earnings or cash flow exposures from changes in interest rates on our long-term debt. A hypothetical 10% adverse change in interest rates would increase the amount that we pay on our variable obligations and could result in fluctuations in the fair value of our fixed rate obligations. Based upon our overall interest rate exposure at December 31, 2006, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

In order to manage our interest expense, we have entered into interest rate swap agreements. Under the terms of the agreements, which qualify for hedge accounting, we make semi-annual, floating rate interest payments based on six month LIBOR and receive a fixed rate on the notional amount. The underlying variable rate for these interest rate swaps is set in arrears. For the years ended December 31, 2006 and 2005, the net cash interest payment or (savings) resulting from these interest rate swaps totaled approximately $4.2 million and $(2.5) million, respectively.

Sensitivity analysis of interest rate exposure

At December 31, 2006, the fair value of our long-term debt was estimated to be approximately $4.6 billion, based on our overall weighted average borrowing rate of 8.19% and our overall weighted maturity of 13 years. There has been no material change in the weighted average maturity since December 31, 2005.

The overall weighted average interest rate on our long-term debt increased in 2006 by approximately 11 basis points. A hypothetical increase of 82 basis points in our weighted average interest rate (10% of our overall weighted average borrowing rate) would result in an approximate $238.0 million decrease in the fair value of our fixed rate obligations or an increase in our annual interest expense of approximately $5.75 million.

EQUITY PRICE EXPOSURE

Our exposure to market risks for changes in equity prices as of December 31, 2006 is limited to our pension assets of $770.2 million. We have no other equity investments of any material amount.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following documents are filed as part of this Report:

1. Financial Statements, See Index on page F-1.

2. Supplementary Data, Quarterly Financial Data is included in the Financial Statements (see 1. above).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(i) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our principal executive officer and principal financial officer concluded, as of the end of the period covered by this report, December 31, 2006, that our disclosure controls and procedures are effective.

(ii) Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting
Our management report on internal control over financial reporting appears on page F-4.

(b) Attestation report of registered public accounting firm
The attestation report of KPMG LLP, our independent registered public accounting firm, on management's assessment of the effectiveness of our internal control over financial reporting appears on page F-3.

(c) Changes in internal control over financial reporting
We reviewed our internal control over financial reporting at December 31, 2006. There has been no change in our internal control over financial reporting during the last fiscal quarter of 2006 that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2006. See "Executive Officers of the Registrant" in Part I of this Report following Item 4 for information relating to executive officers.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2006.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2006.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2006.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

List of Documents Filed as a Part of This Report:

(1) Index to Consolidated Financial Statements:

- Report of Independent Registered Public Accounting Firm
- Consolidated balance sheets as of December 31, 2006 and 2005
- Consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004
- Consolidated statements of shareholders' equity for the years ended December 31, 2006, 2005 and 2004
- Consolidated statements of comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004
- Consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004
- Notes to consolidated financial statements

All other schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

(2) Index to Exhibits:

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Citizens Communications Company, (filed as Exhibit 3.200.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).*
3.2	By-laws of Citizens Communications Company, as amended (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on May 31, 2006).*
4.1	Rights Agreement, dated as of March 6, 2002, between Citizens Communications Company and Mellon Investor Services, LLC, as Rights Agent (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A filed on March 22, 2002).*
4.2	Certificate of Trust of Citizens Communications Trust dated as of April 27, 2001 (filed as Exhibit 4.5 to Amendment No.1 to the Company's Form S-3 filed on May 7, 2001 (Registration No. 333-58044)).*
4.3	Trust Agreement of Citizens Capital Trust I, dated as of April 27, 2001 (filed as Exhibit 4.6 to Amendment No.1 to the Company's Form S-3 filed on May 7, 2001 (Registration No. 333-58044)).*
4.4	Form of Senior Note due 2011 (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed on May 24, 2001 (the "May 24, 2001 8-K")).*
4.5	Form of Senior Note due 2008 and due 2031 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 22, 2001).*
4.6	Form of Senior Note due 2013 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on November 12, 2004 (the "November 12, 2004 8-K")).*
4.7	5% Convertible Subordinated Debenture due 2036 (filed as Exhibit A to Exhibit 4.200.2 to the Company's Form 8-K Current Report filed on May 28, 1996 (the "May 28, 1996 8-K")).*
4.8	Amended and Restated Declaration of Trust dated as of January 15, 1996, of Citizens Utilities Trust (filed as Exhibit 4.200.4 to the May 28, 1996 8-K).*
4.9	Convertible Preferred Security Certificate (filed as Exhibit A-1 to Exhibit 4.200.4 to the May 28, 1996 8-K).*
4.10	Amended and Restated Limited Partnership Agreement dated as of January 15, 1996 of Citizens Utilities Capital L.P. (filed as Exhibit 4.200.6 to the May 28, 1996 8-K).*
4.11	Partnership Preferred Security Certificate (filed as Annex A to Exhibit 4.200.6 to the May 28, 1996 8-K).*
4.12	Convertible Preferred Securities Guarantee Agreement dated as of January 15, 1996 between Citizens Communications Company (f/k/a Citizens Utilities Company) and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as guarantee trustee (filed as Exhibit 4.200.8 to the May 28, 1996 8-K).*
4.13	Partnership Preferred Securities Guarantee Agreement dated as of January 15, 1996 between Citizens Communications Company (f/k/a Citizens Utilities Company) and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as guarantee trustee (filed as Exhibit 4.200.9 to the May 28, 1996 8-K).*
4.14	Letter of Representations dated January 18, 1996, from Citizens Communications Company (f/k/a Citizens Utilities Company) and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as trustee, to DTC, for deposit of Convertible Preferred Securities with DTC (filed as Exhibit 4.200.10 to the May 28, 1996 8-K).*
4.15	Indenture of Securities, dated as of August 15, 1991, and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1991).*
4.16	Indenture, dated as of January 15, 1996, between Citizens Communications Company (f/k/a Citizens Utilities Company) and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as indenture trustee (filed as Exhibit 4.200.1 to the May 28, 1996 8-K).*
4.17	First Supplemental Indenture, dated as of January 15, 1996, between Citizens Communications Company (f/k/a Citizens Utilities Company) and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as indenture trustee (filed as Exhibit 4.200.2 to the May 28, 1996 8-K).*

4.18	Fourth Supplemental Indenture, dated October 1, 1994, to JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.7 to the Company Current Report on Form 8-K filed on January 3, 1995). *
4.19	Fifth Supplemental Indenture, dated as of June 15, 1995, to JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.8 to the Company Current Report on Form 8-K filed on March 29, 1996 (the "March 29, 1996 8-K")). *
4.20	Sixth Supplemental Indenture, dated as of October 15, 1995, to JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.9 to the March 29, 1996 8-K). *
4.21	Seventh Supplemental Indenture, dated as of June 1, 1996 to JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), (filed as Exhibit 4.100.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K")). *
4.22	Eighth Supplemental Indenture, dated as of December 1, 1996 to JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), (filed as Exhibit 4.100.12 to the 1996 10-K). *
4.23	Senior Indenture, dated as of May 23, 2001, between Citizens Communications Company and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), as trustee (filed as Exhibit 4.1 to the May 24, 2001 8-K). *
4.24	First Supplemental Indenture, dated as of May 23, 2001, to Senior Indenture, (filed as Exhibit 4.2 of the May 24, 2001 8-K). *
4.25	Third Supplemental Indenture, dated as of November 12, 2004, to Senior Indenture, dated as of May 23, 2001 (filed as Exhibit 4.1 to the November 12, 2004 8-K). *
4.26	Indenture, dated as of August 16, 2001, between Citizens Communications Company and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), as Trustee (filed as Exhibit 4.1 of the Company's Current Report on Form 8-K filed on August 22, 2001). *
4.27	Indenture, dated as of December 22, 2006, between Citizens Communications Company and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 29, 2006 (the "December 29, 2006 8-K")). *
4.28	Registration Rights Agreement, dated December 22, 2006, between Citizens Communications Company and Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. (filed as Exhibit 4.2 to the December 29, 2006 8-K). *
10.1	Competitive Advance and Revolving Credit Facility Agreement for $250,000,000 dated October 29, 2004 (filed as Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (the "3rd Quarter 2004 10-Q")). *
10.2	Credit Agreement, dated as of December 6, 2006, among Citizens Communications Company, as the Borrower, and CoBank, ACB, as the Administrative Agent, the Lead Arranger and a Lender, and the other Lenders referred to therein (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 6, 2006). *
10.3	Amended and Restated Non-Employee Directors' Deferred Fee Equity Plan dated as of May 18, 2004 (filed as Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004 (the "2nd Quarter 2004 10-Q")). *
10.4	Amendment No. 1 to the Amended and Restated Non-Employee Directors' Deferred Fee Equity Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 20, 2005). *
10.5	Non-Employee Directors' Equity Incentive Plan (filed as Appendix B to the Company's Proxy Statement dated April 17, 2006). *
10.6	Separation Agreement between Citizens Communications Company and Leonard Tow effective July 10, 2004 (filed as Exhibit 10.2.4 of the 2nd Quarter 2004 10-Q). *
10.7	Citizens Executive Deferred Savings Plan dated January 1, 1996 (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K")). *
10.8	Citizens Incentive Plan restated as of March 21, 2000 (filed as Exhibit 10.19 to the 1999 10-K). *
10.9	1996 Equity Incentive Plan (filed as Appendix A to the Company's Proxy Statement dated March 29, 1996). *

10.10	2000 Equity Incentive Plan, as amended (filed as Appendix A to the Company's Proxy Statement dated April 20, 2005).*
10.11	Amendment to 1996 Equity Incentive Plan (filed as Exhibit B to the Company's Proxy Statement dated March 28, 1997).*
10.12	Amendment to 1996 Equity Incentive Plan (effective March 4, 2005) (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005).*
10.13	Citizens 401(K) Savings Plan effective as of January 1, 1997, as amended (filed as Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001).*
10.14	Loan Agreement between Citizens Communications Company and Rural Telephone Finance Cooperative for $200,000,000 dated October 24, 2001 (filed as Exhibit 10.39 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001).*
10.15	Amendment No. 1, dated as of March 31, 2003, to Loan Agreement between Citizens Communications Company and Rural Telephone Finance Cooperative (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003).*
10.16	Employment Agreement between Citizens Communications Company and Mary Agnes Wilderotter, effective November 1, 2004 (filed as Exhibit 10.16 to the 3rd Quarter 2004 10-Q).*
10.17	Employment Agreement between Citizens Communications Company and Robert Larson, effective September 1, 2004 (filed as Exhibit 10.18 to the 3rd Quarter 2004 10-Q).*
10.18	Employment Agreement between Citizens Communications Company and John H. Casey, III, effective February 15, 2005 (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K")).*
10.19	Offer of Employment Letter between Citizens Communications Company and Peter B. Hayes, effective February 1, 2005 (filed as Exhibit 10.23 to the 2004 10-K).*
10.20	Offer of Employment Letter between Citizens Communications Company and Donald R. Shassian, effective March 8, 2006 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).*
10.21	Separation Agreement between Citizens Communications Company and L. Russell Mitten dated July 13, 2005 (filed as Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 (the "3rd Quarter 2005 10-Q")).*
10.22	Amendment to the Separation Agreement between Citizens Communications Company and L. Russell Mitten dated August 31, 2005 (filed as Exhibit 10.24.1 to the 3rd Quarter 2005 10-Q).*
10.23	Summary of Compensation Arrangements for Named Executive Officers Outside of Employment Agreements (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 26, 2007).*
10.24	Summary of Non-Employee Directors' Compensation Arrangements Outside of Formal Plans, (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006).*
10.25	Membership Interest Purchase Agreement between Citizens Communications Company and Integra Telecom Holdings, Inc. dated February 6, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 9, 2006).*
10.26	Stock Redemption Agreement between Citizens Utilities Rural Company, Inc. and The Rural Telephone Bank effective November 10, 2005 (including schedule of substantially identical agreements with other Subsidiaries of the Registrant) (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005). *
10.27	Agreement and Plan of Merger dated as of September 17, 2006 among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and CF Merger Corp. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on September 18, 2006).*
12.1	Computation of ratio of earnings to fixed charges (this item is included herein for the sole purpose of incorporation by reference).
21.1	Subsidiaries of the Registrant

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

23.1	Auditors' Consent
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (the "1934 Act").
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the 1934 Act.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("SOXA").
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of SOXA .

* Incorporated by reference.

Exhibits 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22 and 10.23 are management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITIZENS COMMUNICATIONS COMPANY
(Registrant)

By: /s/ MARY AGNES WILDEROTTER
MARY AGNES WILDEROTTER
Chairman of the Board, President and Chief Executive Officer

February 28, 2007

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 28th day of February 2007.

Signature	Title
/s/ KATHLEEN Q. ABERNATHY (KATHLEEN Q. ABERNATHY)	*Director*
/s/ LEROY T. BARNES, JR. (LEROY T. BARNES, JR.)	*Director*
/s/ MICHAEL T. DUGAN (MICHAEL T. DUGAN)	*Director*
/s/ JERI B. FINARD (JERI B. FINARD)	*Director*
/s/ LAWTON FITT (LAWTON FITT)	*Director*
/s/ STANLEY HARFENIST (STANLEY HARFENIST)	*Director*
/s/ WILLIAM KRAUS (WILLIAM KRAUS)	*Director*
/s/ ROBERT J. LARSON (ROBERT J. LARSON)	*Senior Vice President and Chief Accounting Officer*
/s/ HOWARD L. SCHROTT (HOWARD L. SCHROTT)	*Director*
/s/ LARRAINE D. SEGIL (LARRAINE D. SEGIL)	*Director*
/s/ DONALD R. SHASSIAN (DONALD R. SHASSIAN)	*Chief Financial Officer*
/s/ BRADLEY E. SINGER (BRADLEY E. SINGER)	*Director*
/s/ EDWIN TORNBERG (EDWIN TORNBERG)	*Director*
/s/ DAVID H. WARD (DAVID H. WARD)	*Director*
/s/ MYRON A. WICK III (MYRON A. WICK III)	*Director*
/s/ MARY AGNES WILDEROTTER (MARY AGNES WILDEROTTER)	*Chairman of the Board, President and Chief Executive Officer*

[THIS PAGE INTENTIONALLY LEFT BLANK]

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Citizens Communications Company:

We have audited the accompanying consolidated balance sheets of Citizens Communications Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Communications Company and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*" and Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*". Also, as discussed in Note 2 to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Citizens Communications Company and subsidiaries internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Stamford, Connecticut
February 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Citizens Communications Company:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Citizens Communications Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Citizens Communications Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Citizens Communications Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Citizens Communications Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Citizens Communications Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Stamford, Connecticut
February 28, 2007

Management's Report on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
Citizens Communications Company:

The management of Citizens Communications Company and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation our management concluded that our internal control over financial reporting was effective as of December 31, 2006 and for the period then ended.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Stamford, Connecticut
February 28, 2007

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005
($ in thousands)

	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,041,106	$ 263,749
Accounts receivable, less allowances of $108,537 and $31,385, respectively	187,737	203,070
Prepaid expenses	30,377	27,753
Other current assets	13,773	12,447
Assets of discontinued operations	—	162,716
Total current assets	1,272,993	669,735
Property, plant and equipment, net	2,983,504	3,058,312
Goodwill, net	1,917,751	1,921,465
Other intangibles, net	432,353	558,733
Investments	16,474	15,999
Other assets	168,130	203,323
Total assets	$ 6,791,205	$ 6,427,567
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Long-term debt due within one year	$ 39,271	$ 227,693
Accounts payable	153,890	140,494
Advanced billings	39,417	29,245
Income taxes accrued	9,897	5,776
Other taxes accrued	21,434	20,501
Interest accrued	103,342	101,021
Other current liabilities	58,392	70,763
Liabilities of discontinued operations	—	46,266
Total current liabilities	425,643	641,759
Deferred income taxes	514,130	325,084
Other liabilities	332,645	423,785
Long-term debt	4,460,755	3,995,130
Shareholders' equity:		
Common stock, $0.25 par value (600,000,000 authorized shares; 322,265,000 and 328,168,000 outstanding, respectively, and 343,956,000 issued at December 31, 2006 and 2005)	85,989	85,989
Additional paid-in capital	1,207,399	1,374,610
Retained earnings/(deficit)	134,705	(85,344)
Accumulated other comprehensive loss, net of tax	(81,899)	(123,242)
Treasury stock	(288,162)	(210,204)
Total shareholders' equity	1,058,032	1,041,809
Total liabilities and shareholders' equity	$ 6,791,205	$ 6,427,567

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For The Years Ended December 31, 2006, 2005 and 2004

($ in thousands, except for per-share amounts)

	2006	2005	2004
Revenue	$2,025,367	$2,017,041	$2,022,378
Operating expenses:			
Cost of services (exclusive of depreciation and amortization)	171,247	156,822	160,914
Other operating expenses	733,143	751,047	761,150
Depreciation and amortization	476,487	520,204	549,381
Management succession and strategic alternatives expenses	—	—	90,632
Total operating expenses	1,380,877	1,428,073	1,562,077
Operating income	644,490	588,968	460,301
Investment income	83,570	14,340	32,766
Other income (loss), net	(1,127)	(1,361)	(53,465)
Interest expense	336,446	338,735	378,291
Income from continuing operations before income taxes	390,487	263,212	61,311
Income tax expense	136,479	75,270	4,247
Income from continuing operations	254,008	187,942	57,064
Discontinued operations (see Note 8):			
Income from discontinued operations	147,136	36,844	24,218
Income tax expense	56,589	22,411	9,132
Income from discontinued operations	90,547	14,433	15,086
Net income available for common shareholders	$ 344,555	$ 202,375	$ 72,150
Basic income per common share:			
Income from continuing operations	$ 0.79	$ 0.56	$ 0.19
Income from discontinued operations	0.28	0.04	0.05
Net income per common share	$ 1.07	$ 0.60	$ 0.24
Diluted income per common share:			
Income from continuing operations	$ 0.78	$ 0.56	$ 0.18
Income from discontinued operations	0.28	0.04	0.05
Net income per common share	$ 1.06	$ 0.60	$ 0.23

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For The Years Ended December 31, 2006, 2005 And 2004

(dollars and shares in thousands, except for per-share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
Balance December 31, 2003	295,434	$73,858	$1,953,317	$(365,181)	$ (71,676)	(10,725)	$(175,135)	$1,415,183
Stock plans	4,821	1,206	14,236	—	—	6,407	106,823	122,265
Conversion of EPPICS	10,897	2,724	133,621	—	—	725	11,646	147,991
Conversion of Equity Units	28,483	7,121	396,221	—	—	3,591	56,658	460,000
Dividends on common stock of $2.50 per share	—	—	(832,768)	—	—	—	—	(832,768)
Net income	—	—	—	72,150	—	—	—	72,150
Tax benefit on equity forward contracts	—	—	—	5,312	—	—	—	5,312
Other comprehensive loss, net of tax and reclassifications adjustments	—	—	—	—	(27,893)	—	—	(27,893)
Balance December 31, 2004	339,635	84,909	1,664,627	(287,719)	(99,569)	(2)	(8)	1,362,240
Stock plans	2,096	524	24,039	—	—	2,598	34,689	59,252
Conversion of EPPICS	2,225	556	24,308	—	—	391	5,115	29,979
Dividends on common stock of $1.00 per share	—	—	(338,364)	—	—	—	—	(338,364)
Shares repurchased	—	—	—	—	—	(18,775)	(250,000)	(250,000)
Net income	—	—	—	202,375	—	—	—	202,375
Other comprehensive loss, net of tax and reclassifications adjustments	—	—	—	—	(23,673)	—	—	(23,673)
Balance December 31, 2005	343,956	85,989	1,374,610	(85,344)	(123,242)	(15,788)	(210,204)	1,041,809
Cumulative Effect Adjustment (see Note 5)	—	—	—	36,392	—	—	—	36,392
Stock plans	—	—	(1,875)	—	—	2,908	38,793	36,918
Conversion of EPPICS	—	—	(2,563)	—	—	1,389	18,488	15,925
Dividends on common stock of $1.00 per share	—	—	(162,773)	(160,898)	—	—	—	(323,671)
Shares repurchased						(10,200)	(135,239)	(135,239)
Net income	—	—	—	344,555	—	—	—	344,555
Pension Liability Adjustment, after adoption of SFAS 158, net of taxes	—	—	—	—	(83,634)	—	—	(83,634)
Other comprehensive income, net of tax and reclassifications adjustments	—	—	—	—	124,977	—	—	124,977
Balance December 31, 2006	343,956	$85,989	$1,207,399	$ 134,705	$ (81,899)	(21,691)	$(288,162)	$1,058,032

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For The Years Ended December 31, 2006, 2005 and 2004

($ in thousands, except for per-share amounts)

	2006	2005	2004
Net income	$344,555	$202,375	$ 72,150
Other comprehensive income (loss), net of tax and reclassifications adjustments*	124,977	(23,673)	(27,893)
Total comprehensive income	$469,532	$178,702	$ 44,257

* Consists of unrealized holding (losses)/gains of marketable securities, realized gains taken to income as a result of the sale of securities and minimum pension and other post-retirement liabilities (see Note 21).

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2006, 2005 and 2004

($ in thousands)

	2006	2005	2004
Cash flows provided by (used in) operating activities:			
Net income	$ 344,555	$ 202,375	$ 72,150
Deduct: Gain on sale of discontinued operations—(net)	(71,635)	(1,167)	—
Income from discontinued operations—(net)	(18,912)	(13,266)	(15,086)
Adjustments to reconcile income to net cash provided by operating activities:			
Depreciation and amortization expense	476,487	520,204	549,381
Gain on expiration/settlement of customer advance	(3,539)	(681)	(25,345)
Stock based compensation expense	10,340	8,427	47,581
Loss on debt exchange	2,420	3,175	—
Loss on extinguishment of debt	—	—	66,480
Investment gains	(61,428)	(492)	(12,066)
Gain on sales of assets	—	—	1,945
Other non-cash adjustments	8,743	23,119	31,262
Deferred taxes	132,031	100,636	24,016
Change in accounts receivable	15,333	8,782	6,804
Change in accounts payable and other liabilities	(3,064)	(37,257)	(62,234)
Change in other current assets	(2,148)	5,313	(3,639)
Net cash provided by operating activities	829,183	819,168	681,249
Cash flows provided from (used by) investing activities:			
Proceeds from sales of assets, net of selling expenses	—	24,195	30,959
Proceeds from sale of discontinued operations	255,305	43,565	—
Capital expenditures	(268,806)	(259,448)	(263,949)
Securities sold	—	1,112	26,514
Other asset (purchased) distributions received	67,050	(139)	(28,234)
Net cash provided from (used by) investing activities	53,549	(190,715)	(234,710)
Cash flows provided from (used by) financing activities:			
Repayment of customer advances for construction and contributions in aid of construction	(264)	(1,662)	(2,089)
Long-term debt borrowings	550,000	—	700,000
Debt issuance costs	(6,948)	—	(15,502)
Long-term debt payments	(227,693)	(6,299)	(1,202,403)
Premium to retire debt	—	—	(66,480)
Issuance of common stock	27,200	47,550	544,562
Shares repurchased	(135,239)	(250,000)	—
Dividends paid	(323,671)	(338,364)	(832,768)
Net cash used by financing activities	(116,615)	(548,775)	(874,680)
Cash flows of discontinued operations:			
Operating cash flows	17,833	27,500	32,294
Investing cash flows	(6,593)	(11,388)	(14,820)
Financing cash flows	—	(134)	(11,618)
	11,240	15,978	5,856
Increase (decrease) in cash and cash equivalents	777,357	95,656	(422,285)
Cash and cash equivalents at January 1,	263,749	168,093	590,378
Cash and cash equivalents at December 31,	$ 1,041,106	$ 263,749	$ 168,093
Cash paid during the period for:			
Interest	$ 332,204	$ 318,638	$ 370,128
Income taxes (refunds)	$ 5,365	$ 4,711	$ (4,901)
Non-cash investing and financing activities:			
Change in fair value of interest rate swaps	$ (1,562)	$ (13,193)	$ (6,135)
Conversion of EPPICS	$ 15,925	$ 29,980	$ 147,991
Debt-for-debt exchange	$ 2,433	$ 2,171	$ —
Investment write-downs	$ —	$ —	$ 5,286

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Description of Business:

Citizens Communications Company and its subsidiaries are referred to as "we," "us," the "Company," or "our" in this report. We are a communications company providing services to rural areas and small and medium-sized towns and cities as an incumbent local exchange carrier, or ILEC. We offer our ILEC services under the "Frontier" name.

(b) Principles of Consolidation and Use of Estimates:

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Certain reclassifications of balances previously reported have been made to conform to the current presentation. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the amounts of assets, liabilities, revenue and expenses we have reported and our disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates. We believe that our critical estimates are depreciation rates, pension assumptions, calculations of impairment amounts, reserves established for receivables, income taxes and contingencies.

(c) Cash Equivalents:

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d) Revenue Recognition:

Revenue is recognized when services are provided or when products are delivered to customers. Revenue that is billed in advance includes: monthly recurring network access services, special access services and monthly recurring local line charges. The unearned portion of this revenue is initially deferred as a component of other liabilities on our consolidated balance sheet and recognized in revenue over the period that the services are provided. Revenue that is billed in arrears includes: non-recurring network access services, switched access services, non-recurring local services and long-distance services. The earned but unbilled portion of this revenue is recognized in revenue in our statement of operations and accrued in accounts receivable in the period that the services are provided. Excise taxes are recognized as a liability when billed. Installation fees and their related direct and incremental costs are initially deferred and recognized as revenue and expense over the average term of a customer relationship. We recognize as current period expense the portion of installation costs that exceeds installation fee revenue.

(e) Property, Plant and Equipment:

Property, plant and equipment are stated at original cost or fair market value for our acquired properties, including capitalized interest. Maintenance and repairs are charged to operating expenses as incurred. The gross book value of routine property, plant and equipment retired is charged against accumulated depreciation.

(f) Goodwill and Other Intangibles:

Intangibles represent the excess of purchase price over the fair value of identifiable tangible assets acquired. We undertake studies to determine the fair values of assets and liabilities acquired and allocate purchase prices to assets and liabilities, including property, plant and equipment, goodwill and other identifiable intangibles. We annually (during the fourth quarter) examine the carrying value of our goodwill and trade name to determine whether there are any impairment losses and have determined for the year ended December 31, 2006 that there was no impairment.

Statement of Financial Accounting Standards (SFAS) No. 142 also requires that intangible assets with estimated useful lives be amortized over those lives and be reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" to determine whether any changes to these lives are required. We periodically reassess the useful life of our intangible assets to determine whether any changes to those lives are required.

(g) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of:

We review long-lived assets to be held and used and long-lived assets to be disposed of, including intangible assets with estimated useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. Recoverability of assets held for sale is measured by comparing the carrying amount of the assets to their estimated fair market value. If any assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value.

(h) Derivative Instruments and Hedging Activities:

We account for derivative instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133, as amended, requires that all derivative instruments, such as interest rate swaps, be recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them.

On the date we enter into a derivative contract that qualifies for hedge accounting, we designate the derivative as either a fair value or cash flow hedge. A hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment is a fair value hedge. A hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability is a cash flow hedge. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we would discontinue hedge accounting prospectively.

All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of derivative financial instruments are either recognized in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows.

We have interest rate swap arrangements related to a portion of our fixed rate debt. These hedge strategies satisfy the fair value hedging requirements of SFAS No. 133, as amended. As a result, the fair value of the swaps is carried on the balance sheet in other liabilities and the related hedged liabilities are also adjusted to fair value by the same amount.

(i) Investments:

Marketable Securities

We classify our cost method investments at purchase as available-for-sale. We do not maintain a trading portfolio or held-to-maturity securities. Our marketable securities are insignificant (see Note 9).

Investments in Other Entities

Investments in entities that we do not control, but where we have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting (see Note 9).

(j) Income Taxes and Deferred Income Taxes:

We file a consolidated federal income tax return. We utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recorded for the tax effect of temporary differences between the financial statement basis and the tax basis of assets and liabilities using tax rates expected to be in effect when the temporary differences are expected to reverse.

(k) Stock Plans:

We have various employee stock-based compensation plans. Awards under these plans are granted to eligible officers, management employees, non-management employees and non-employee directors. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock or other stock-based awards. We have no awards with market or performance conditions. Our general policy is to issue shares upon the grant of restricted shares and exercise of options from treasury.

On January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service had not been rendered as of the date of adoption. Estimated compensation cost for awards that are outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes. Prior periods have not been restated.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position SFAS No. 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." We elected to adopt the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to SFAS No. 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123R.

In accordance with the adoption of SFAS No. 123R, we recorded stock-based compensation expense for the cost of stock options, restricted shares and stock units issued under our stock plans (together, Stock-Based Awards). Stock-based compensation expense for the year ended December 31, 2006 was $10.3 million ($6.7 million after tax, or $0.02 per basic and diluted share of common stock). The compensation cost recognized is based on awards ultimately expected to vest. SFAS No. 123R requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Prior to the adoption of SFAS No. 123R, we applied Accounting Principles Board Opinion (APB) No. 25 and related interpretations to account for our stock plans resulting in the use of the intrinsic-value based method to value the stock. Under APB No. 25, we were not required to recognize compensation expense for the cost of stock options issued under the Management Equity Incentive Plan (MEIP), 1996 Equity Incentive Plan (EIP) and the Amended and Restated 2000 EIP stock plans.

Prior to 2006, we provided pro forma net income and pro forma net income per common share disclosures for employee and non-employee director stock option grants based on the fair value of the options at the date of grant (see Note 17). For purposes of presenting pro forma information, the fair value of options granted is computed using the Black Scholes option-pricing model.

Had we determined compensation cost based on the fair value at the grant date for the Management Equity Incentive Plan (MEIP), Equity Incentive Plan (EIP), Employee Stock Purchase Plan (ESPP) and Non-Employee Directors' Deferred Fee Equity Plan, our pro forma net income and net income per common share available for common shareholders would have been as follows:

($ in thousands)		2006	2005	2004
		(No Change)		
Net income available for common shareholders	As reported		$ 202,375	$ 72,150
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects			5,267	29,381
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects			(8,165)	(38,312)
	Proforma		$ 199,477	$ 63,219
Net income per common share available for common shareholders	As reported:			
	Basic		$ 0.60	$ 0.24
	Diluted		0.60	0.23
	Pro forma:			
	Basic		$ 0.59	$ 0.21
	Diluted		0.59	0.20

In connection with the payment of the special, non-recurring dividend of $2.00 per common share on September 2, 2004, the exercise price and number of all outstanding options was adjusted such that each option had the same value to the holder after the dividend as it had before the dividend. In accordance with FASB Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation" and EITF No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FIN No. 44," there is no accounting consequence for changes made to the exercise price and the number of shares of a fixed stock option or award as a direct result of the special, non-recurring dividend.

(l) Net Income Per Common Share Available for Common Shareholders:

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period being reported on. Except when the effect would be antidilutive, diluted net income per common share reflects the dilutive effect of the assumed exercise of stock options using the treasury stock method at the beginning of the period being reported on as well as common shares that would result from the conversion of convertible preferred stock (EPPICS). In addition, the related interest on debt (net of tax) is added back to income since it would not be paid if the debt was converted to common stock.

(2) RECENT ACCOUNTING LITERATURE AND CHANGES IN ACCOUNTING PRINCIPLES:

Accounting for Defined Benefit Pension and Other Postretirement Plans

In October 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (OPEB), which completes the first phase of a FASB project that will comprehensively reconsider accounting for pensions and other postretirement benefit plans and amends the following FASB Statements:

- SFAS No. 87, "Employers' Accounting for Pensions;"
- SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits;"
- SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" and
- SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits."

SFAS No. 158 requires (1) recognition of the funded status of a benefit plan in the balance sheet, (2) recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost, (3) measurement of defined benefit plan assets and obligations as of the balance sheet date, and (4) disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period.

For public companies, the requirements to recognize the funded status of a plan and to comply with the disclosure provisions of SFAS No. 158 are effective as of the end of the fiscal year that ends after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the balance sheet date is effective for fiscal years ending after December 15, 2008. See Note 24.

Consideration of Prior Years' Errors in Quantifying Current Year Misstatements

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Consideration of Prior Years' Errors in Quantifying Current Year Misstatements." SAB No. 108 provides guidance concerning the process to be applied in considering the impact of prior years' errors in quantifying misstatements in the current year. SAB No. 108 is effective for periods ending after November 15, 2006. The Company adopted SAB No. 108 in the fourth quarter of 2006. See Note 5.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes." Among other things, FIN No. 48 requires applying a "more likely than not" threshold to the recognition and derecognition of uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN No. 48 to have a material impact on our financial position, results of operations or cash flows.

How Taxes Collected from Customers and Remitted to Governmental Authorities should be presented in the Income Statement

In June 2006, the FASB issued EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" (EITF No. 06-3), which requires disclosure of the accounting policy for any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction, that is Gross versus Net presentation. EITF No. 06-3 is effective for periods beginning after December 15, 2006. We will adopt the disclosure requirements of EITF No. 06-3 commencing January 1, 2007.

Exchanges of Productive Assets

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of certain non-monetary assets (except for certain exchanges of products or property held for sale in the ordinary course of business). The Statement requires that non-monetary exchanges be accounted for at the fair value of the assets exchanged, with gains or losses being recognized, if the fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. We have not had any "exchanges of nonmonetary" assets.

Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations," an interpretation of FASB No. 143. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in FASB No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Although a liability exists for the removal of asbestos, sufficient information is not available currently to estimate our liability, as the range of time over which we may settle these obligations is unknown or cannot be reasonably estimated. The adoption of FIN No. 47 during the fourth quarter of 2005 had no impact on our financial position or results of operations.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principle, and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. The adoption of SFAS No. 154 during the first quarter of 2006 had no impact on our financial position or results of operations.

Partnerships

In June 2005, the FASB issued EITF No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which provides new guidance on how general partners in a limited partnership should determine whether they control a limited partnership. EITF No. 04-5 is effective for fiscal periods beginning after December 15, 2005. We are the managing partner and have a 33% ownership position in a wireless voice business, Mohave Cellular Limited Partnership (Mohave).

The Company has applied the provisions of EITF No. 04-5 retrospectively and consolidated Mohave for all periods presented.

Selected data for the Mohave partnership is as follows:

($ in thousands)	Year Ended December 31,		
	2006	2005	2004
Revenues	$ 18,458	$16,151	$12,084
Depreciation Expense	$ 2,022	$ 2,053	$ 1,864
Operating Income	$ 6,035	$ 3,599	$ 817

Accounting for Endorsement Split-Dollar Life Insurance Arrangements

In September 2006, the FASB reached consensus on the guidance provided by EITF No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF No. 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF No. 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

Accounting for Purchases of Life Insurance

In September 2006, the FASB reached consensus on the guidance provided by EITF No. 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. EITF No. 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF No. 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF No. 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations or financial condition.

(3) PROPOSED ACQUISITION OF COMMONWEALTH TELEPHONE:

On September 17, 2006, we entered into a definitive agreement to acquire Commonwealth Telephone for $41.72 per share, in a cash-and-stock taxable transaction, for a total purchase price of $1.2 billion. Each Commonwealth share will receive $31.31 in cash and 0.768 shares of Citizens' common stock. We expect to issue approximately 21 million shares in the merger.

The acquisition has been approved by the Boards of Directors of both Citizens and Commonwealth and by Commonwealth's shareholders. The acquisition has received the requisite Hart-Scott Rodino and FCC approvals, but is still subject to Pennsylvania PUC approval. We expect the transaction to be consummated in the first half of 2007.

We intend to finance the cash portion of the transaction with a combination of cash on hand and debt. We obtained a commitment letter for a $990.0 million senior unsecured term loan, the proceeds of which may be used to pay the cash portion of the acquisition consideration (including cash payable upon the assumed conversion of $300.0 million of the Commonwealth convertible notes in connection with the acquisition), to cash out restricted shares, options and other equity awards of Commonwealth, to repay all of Commonwealth's outstanding indebtedness (which was $35.0 million as of December 31, 2006) and to pay fees and expenses related to the acquisition. We expect to refinance this term loan, which matures within one year, with long-term debt prior to the maturity thereof. On December 22, 2006, this commitment was reduced by $400.0 million as the result of our issuance of 7.875% senior notes due 2027 in the amount of $400.0 million. In December 2006, we borrowed $150.0 million from CoBank under a 6 year unsecured term loan. These proceeds can be used to repurchase existing indebtedness or to essentially reduce the amount of additional borrowings needed in connection with the Commonwealth transaction. We expect the need to borrow $200.0 million—$300.0 million under the remaining commitment to close the Commonwealth transaction, pay all closing transaction costs and implementation costs.

(4) PROPERTY, PLANT AND EQUIPMENT:

The components of property, plant and equipment at December 31, 2006 and 2005 are as follows:

($ in thousands)	Estimated Useful Lives	2006	2005
Land	N/A	$ 17,944	$ 17,921
Buildings and leasehold improvements	41 years	324,230	320,789
General support	5 to 17 years	425,952	411,191
Central office/electronic circuit equipment	5 to 11 years	2,602,168	2,509,769
Cable and wire	15 to 60 years	3,171,421	3,052,560
Other	20 to 30 years	11,800	22,307
Construction work in progress		131,951	98,582
		6,685,466	6,433,119
Less: accumulated depreciation		(3,701,962)	(3,374,807)
Property, plant and equipment, net		$ 2,983,504	$ 3,058,312

Depreciation expense is principally based on the composite group method. Depreciation expense was $350,107,000, $393,826,000 and $422,861,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Effective with the completion of an independent study of the estimated useful lives of our plant assets we adopted new lives beginning October 1, 2006.

(5) RETAINED EARNINGS—CUMULATIVE EFFECT ADJUSTMENT:

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB No. 108), "Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified, the guidance in SAB Topic 1M, "Financial Statements Materiality," (SAB No. 99) will be applied to determine whether the misstatement is material.

SAB No. 108 allows for a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006 for errors that were not previously deemed material as they were being evaluated under a single method but are material when evaluated under the dual approach proscribed by SAB No. 108. The Company adopted SAB No. 108 in connection with the preparation of its financial statements for the year ended December 31, 2006. The adoption did not have any impact on the Company's cash flow or prior year financial statements. As a result of adopting SAB No. 108 in the fourth quarter of 2006 and electing to use the one-time transitional cumulative effect adjustment, the Company made adjustments to the beginning balance of retained earnings as of January 1, 2006 in the fourth quarter of 2006 for the following errors (all of which were determined to be immaterial under the Company's previous methodology):

Summary SAB No. 108 entry recorded January 1, 2006:

($ in thousands)	Increase/(Decrease)
Property, Plant & Equipment	$ 1,990
Goodwill	(3,716)
Other Assets	(20,081)
	$ (21,807)
Current Liabilities	$ (2,922)
Deferred Taxes	(17,339)
Other Long-Term Liabilities	(13,037)
Long-term Debt	(24,901)
Retained Earnings	36,392
	$ (21,807)

Deferred Tax Accounting. As a result of adopting SAB No. 108 in the fourth quarter of 2006 we recorded a decrease in deferred income tax liabilities in the amount of approximately $23.5 million and an increase in retained earnings of approximately $23.5 million as of January 1, 2006. The change in deferred tax and retained earnings is a result of excess deferred tax liabilities that built up in periods prior to 2003 (approximately $4 million in 2003, $5.4 million in 2002 and $14.1 million in 2001 and prior) resulting primarily from differences between actual state income tax rates and the effective composite state rate utilized for estimating the Company's book state tax provisions.

Goodwill. During 2002 we estimated and booked impairment charges (pre-tax) of $1.07 billion. We subsequently discovered that the impairment charge recorded was overstated as it exceeded the underlying book value by approximately $8.1 million. The result was an understatement of goodwill. We corrected this error by reversing the negative goodwill balance of $8.1 million with an offset to increase retained earnings.

Unrecorded Liabilities. Citizens has changed its accounting policies associated with the accrual of utilities and vacation expense. Historically, the Company's practice was to expense utility and vacation costs in the period these items were paid, which generally resulted in a full year of utilities and vacation expense in the consolidated statements of income. The utility costs will now be accrued in the period used and vacation costs will be accrued in the period earned. The cumulative amount of these changes as of the beginning of fiscal 2006 was approximately $3.0 million and, as provided in SAB No. 108, the impact was recorded as a reduction of retained earnings as of the beginning of fiscal 2006.

We established an accrual of $4.5 million for advance billings associated with certain revenue at two telephone properties that the Company has operated since the 1930's. For these two properties, the Company's records have not reflected the liability. This had no impact on the revenue reported for any of the five years reported in this 10-K.

We recorded a liability of $2.5 million to recognize a post retirement annuity payment obligation for two former executives of the Company. The liability should have been established in 1999 at the time the two employees elected to exchange their death benefit rights for an annuity payout in accordance with the terms of their respective split dollar life insurance agreements. We established the liability effective January 1, 2006 in accordance with SAB No. 108 by reducing retained earnings by a like amount.

Long-Term Debt. We recorded a reclassification of $20.1 million from other assets to long-term debt. The balance represents debt discounts which the company historically accounted for as a deferred asset. For certain debt issuances the Company amortized the debt discount using the straight line method instead of the effective interest method. We corrected this error by increasing the debt discount by $4.8 million and increasing retained earnings by a like amount.

Customer Advances for Construction. Amounts associated with "construction advances" remaining on the Company's balance sheet ($92.4 million at December 31, 2005) included approximately $7.3 million of such contract advances that were transferred to the purchaser of our water and wastewater operations on January 15, 2002 and accordingly should have been included in the gain recognized upon sale during that period. Upon the adoption of SAB No. 108 in the fourth quarter of 2006, this error was corrected as of January 1, 2006 through a decrease in other long-term liabilities and an increase in retained earnings.

Purchase Accounting. During the period 1991 to 2001 Citizens acquired a number of telecommunications businesses, growing its asset base from approximately $400 million in 1991 to approximately $6 billion by the end of 2001. As a result of these acquisitions, we recorded in accordance with purchase accounting standards, all of the assets and liabilities associated with these properties. We have determined that approximately $18.8 million (net) of liabilities were established in error. Approximately $18.0 million of the liabilities should have been recorded as a decrease to goodwill, $4.2 million should have been an increase to property, plant and equipment ($1.99 million after amortization of $2.21 million). In addition, $4.964 million of liabilities should have been reversed in 2001. We corrected this error by reversing the liability to retained earnings.

As permitted by the adoption of SAB No. 108 we have adjusted our previously recorded acquisition entries as follows:

($ in thousands, increase/(decrease))	
Property, Plant & Equipment	$ 1,990
Goodwill	(18,049)
Assets	$ (16,059)
Current Liabilities	$ (10,468)
Other Long-Term Liabilities	(8,345)
Retained Earnings	2,754
	$ (16,059)

Tax Effect. The net effect on taxes (excluding the $23.5 million entry described above) resulting from the adoption of SAB No. 108 was an increase to deferred tax liabilities of $6.2 million and an increase to goodwill of $6.2 million.

(6) Accounts Receivable:

The components of accounts receivable at December 31, 2006 and 2005 are as follows:

($ in thousands)	2006	2005
End user	$ 278,891	$ 210,224
Other	17,383	24,231
Less: Allowance for doubtful accounts	(108,537)	(31,385)
Accounts receivable, net	$ 187,737	$ 203,070

Accounts	Balance at beginning of period	Additions: Charged to bad debt expense*	Additions: Charged to other accounts - Revenue	Deductions	Balance at End of Period
Allowance for doubtful accounts					
2004	$ 35,916	$ 17,657	$ 2,215	$ 20,708	$ 35,080
2005	35,080	12,797	1,080	17,572	31,385
2006	31,385	20,257	80,003	23,108	108,537

* Such amounts are included in bad debt expense and for financial reporting purposes are classified as contra-revenue.

We maintain an allowance for estimated bad debts based on our estimate of collectibility of our accounts receivable. Bad debt expense is recorded as a reduction to revenue. Our reserve has increased by approximately $78,250,000 as a result of carrier activity that is in dispute.

Our principal carrier dispute concerns the "origination" of certain calls carried by AT&T Corp. and AT&T Communications, Inc. (collectively, "AT&T") and terminated on our networks. In January 2006, we filed a complaint against AT&T in the United States District Court for the District of New Jersey with respect to this dispute (which case was consolidated with that of other plaintiffs in February 2006). During the pendency of the dispute we became better able to estimate the true "origination" of the calls and minutes in dispute and back billed AT&T for the difference in rates, including interest. We have reserved substantially all of these amounts. The FCC has denied AT&T's petition regarding its treatment on the "origination" of the specific class of calls but left any resolution of retroactive payments to the parties. In November 2006, AT&T filed counterclaims against us. We have been engaged in settlement negotiations with AT&T. If a settlement is not reached, we will continue to vigorously pursue our case and defend the counterclaims in the federal court.

(7) OTHER INTANGIBLES:

Other intangibles at December 31, 2006 and 2005 are as follows:

($ in thousands)	2006	2005
Customer base - amortizable over 96 months	$ 994,605	$ 994,605
Trade name - non-amortizable	122,058	122,058
Other intangibles	1,116,663	1,116,663
Accumulated amortization	(684,310)	(557,930)
Total other intangibles, net	$ 432,353	$ 558,733

Amortization expense was $126,380,000, $126,378,000 and $126,520,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense, based on our estimate of useful lives, is estimated to be $126,380,000 per year through 2008 and $57,535,000 in 2009, at which point the customer base will have been fully amortized.

(8) Discontinued Operations:

(a) Electric Lightwave

On July 31, 2006, we sold our CLEC business, Electric Lightwave LLC (ELI), for $255.3 million in cash plus the assumption of approximately $4.0 million in capital lease obligations. We recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Our after-tax gain on the sale was $71.6 million. Our cash liability for taxes as a result of the sale is expected to be approximately $5.0 million due to the utilization of existing tax net operating losses on both the federal and state level.

In accordance with SFAS No. 144, any component of our business that we dispose of or classify as held for sale that has operations and cash flows clearly distinguishable from operations, and for financial reporting purposes, and that will be eliminated from the ongoing operations, should be classified as discontinued operations. Accordingly, we have classified the results of operations of ELI as discontinued operations in our consolidated statements of operations and have restated prior periods.

We ceased to record depreciation expense effective February 2006.

Summarized financial information for ELI (discontinued operations) is set forth below:

($ in thousands)	For the years ended December 31, 2006	2005	2004
Revenue	$ 100,612	$ 159,161	$ 156,030
Operating income	$ 27,882	$ 21,480	$ 16,621
Income taxes	$ 11,583	$ 9,070	$ 6,175
Net income	$ 18,912	$ 12,226	$ 9,855
Gain on disposal, net of tax	$ 71,635	$ —	$ —

($ in thousands)	December 31, 2006	December 31, 2005
	(Sold)	
Current assets		$ 24,986
Net property, plant and equipment		137,730
Total assets of discontinued operations		$ 162,716
Current liabilities		$ 21,605
Long term liabilities		24,661
Total liabilities of discontinued operations		$ 46,266

(b) Conference Call USA

In February 2005, we entered into a definitive agreement to sell Conference-Call USA, LLC (CCUSA), our conferencing services business. On March 15, 2005, we completed the sale for $43,565,000 in cash. The pre-tax gain on the sale of CCUSA was $14,061,000. Our after-tax gain was approximately $1,167,000. The book income taxes recorded upon sale are primarily attributable to a low tax basis in the assets sold.

In accordance with SFAS No. 144, any component of our business that we dispose of or classify as held for sale that has operations and cash flows clearly distinguishable from operations, and for financial reporting purposes, and that will be eliminated from the ongoing operations, should be classified as discontinued operations. Accordingly, we have classified the results of operations of CCUSA as discontinued operations in our consolidated statements of operations and have restated prior periods.

The company had no outstanding debt specifically identified with CCUSA and therefore no interest expense was allocated to discontinued operations. In addition, we ceased to record depreciation expense effective February 16, 2005.

Summarized financial information for CCUSA (discontinued operations) is set forth below:

($ in thousands)	For the years ended December 31, 2006	2005	2004
Revenue	(Sold)	$ 4,607	$ 24,558
Operating income		$ 1,489	$ 8,188
Income taxes		$ 449	$ 2,957
Net income		$ 1,040	$ 5,231
Gain on disposal of CCUSA, net of tax		$ 1,167	$ —

There was no balance sheet data to report for CCUSA as of December 31, 2006 or 2005.

(c) Public Utilities

On April 1, 2004, we completed the sale of our Vermont electric distribution operations for approximately $13,992,000 in cash, net of selling expenses. With that transaction, we completed the divestiture of our public utilities services business pursuant to plans announced in 1999.

(9) Investments:

The components of investments at December 31, 2006 and 2005 are as follows:

($ in thousands)	2006	2005
Marketable equity securities	$ 30	$ 122
Equity method investments	16,444	15,877
	$ 16,474	$ 15,999

Marketable Securities

As of December 31, 2006 and 2005, we owned 3,059,000 shares of Adelphia Communications Corp. (Adelphia) common stock. As a result of write downs recorded in 2002 and 2001, our "book cost basis" was reduced to zero and subsequent increases and decreases, except for those deemed other than temporary, are included in accumulated other comprehensive income (loss). Unrealized holding gains at December 31, 2006 and 2005 were $30,000 and $122,000 respectively which approximates the fair market value.

During 2004, we sold our investments in D & E Communications, Inc. (D & E) and Hungarian Telephone and Cable Corp. (HTCC) for approximately $13,300,000 and $13,200,000 in cash, respectively. We recorded net realized gains of $12,066,000 in our statement of operations for the sale of these marketable securities.

At December 31, 2006 and 2005, we did not have any investments that have been in a continuous unrealized loss position deemed to be temporary for more than 12 months. We determined that market fluctuations during the period are not other than temporary because the severity and duration of the unrealized losses were not significant.

Equity Method Investments

Our investments in entities that are accounted for under the equity method of accounting consist of the following: (1) a 16.8% interest in the Fairmount Cellular Limited Partnership which is engaged in cellular mobile telephone service in the Rural Service Area (RSA) designated by the FCC as Georgia RSA No. 3; and (2) our investments in CU Capital and CU Trust with relation to our convertible preferred securities. The investments in these entities amounted to $16,444,000 and $15,877,000 at December 31, 2006 and 2005, respectively.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table summarizes the carrying amounts and estimated fair values for certain of our financial instruments at December 31, 2006 and 2005. For the other financial instruments, representing cash, accounts receivables, long-term debt due within one year, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to the relatively short maturities of those instruments.

The fair value of our marketable securities and long-term debt is estimated based on quoted market prices at the reporting date for those financial instruments. Other securities and investments for which market values are not readily available are carried at cost.

($ in thousands)	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Investments	$ 16,474	$ 16,474	$ 15,999	$ 15,999
Long-term debt [(1)]	$ 4,460,755	$ 4,620,921	$ 3,995,130	$ 4,022,960

(1) 2006 and 2005 includes interest rate swaps of ($10,289,000) and ($8,727,000), respectively. 2006 and 2005 includes EPPICS of $17,860,000 and $33,785,000, respectively.

(11) LONG-TERM DEBT:

The activity in our long-term debt from December 31, 2005 to December 31, 2006 is summarized as follows:

($ in thousands)	December 31, 2005	Twelve Months Ended Payments	New Borrowings	Interest Rate Swap	Other	December 31, 2006	Interest Rate* at December 31, 2006
Rural Utilities Service Loan Contracts	$ 22,809	$ (923)	$ —	$ —	$ —	$ 21,886	**6.080%**
Senior Unsecured Debt	4,120,781	(226,770)	550,000	(1,562)	(7,431)	4,435,018	**8.296%**
EPPICS (see Note 15)	33,785	—	—	—	(15,925)	17,860	**5.000%**
Industrial Development Revenue Bonds	58,140	—	—	—	—	58,140	**5.559%**
TOTAL LONG TERM DEBT	$ 4,235,515	$ (227,693)	$ 550,000	$ (1,562)	$ (23,356)	$ 4,532,904	
Less: Debt Discount	(12,692)					(32,878)	
Less: Current Portion	(227,693)					(39,271)	
	$ 3,995,130					**$ 4,460,755**	

* Interest rate includes amortization of debt issuance expenses, debt premiums or discounts. The interest rate for Rural Utilities Service Loan Contracts, Senior Unsecured Debt, and Industrial Development Revenue Bonds represent a weighted average of multiple issuances.

Additional information regarding our Senior Unsecured Debt at December 31:

($ in thousands)	2006 Principal Outstanding	2006 Interest Rate	2005 Principal Outstanding	2005 Interest Rate
Senior Notes:				
Due 8/17/2006	$ —	—	$ 51,770	6.758%
Due 8/15/2008	495,240	7.625%	699,990	7.625%
Due 5/15/2011	1,050,000	9.250%	1,050,000	9.250%
Due 10/24/2011	200,000	6.270%	200,000	6.270%
Due 12/31/2012	150,000	6.75%(variable)	—	—
Due 1/15/2013	700,000	6.250%	700,000	6.250%
Due 1/15/2027	400,000	7.875%	—	—
Due 8/15/2031	945,325	9.000%	748,006	9.000%
	3,940,565		3,449,766	
Debentures due 2025 - 2046	468,742	7.136%	643,742	7.263%
Subsidiary Senior Notes due 12/1/2012	36,000	8.050%	36,000	8.050%
Fair value of interest rate swaps	(10,289)		(8,727)	
Total	$ 4,435,018		$ 4,120,781	

For the year ended December 31, 2006, we retired an aggregate principal amount of $251.0 million of debt, including $15.9 million of 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities due 2006 (EPPICS) that were converted into our common stock.

During the first quarter of 2006, we entered into two debt-for-debt exchanges of our debt securities. As a result, $47.5 million of our 7.625% notes due 2008 were exchanged for approximately $47.4 million of our 9.00% notes due 2031. During the fourth quarter of 2006, we entered into four debt-for-debt exchanges and exchanged $157.3 million of our 7.625% notes due 2008 for $149.9 million of our 9.00% notes due 2031. The 9.00% notes are callable on the same general terms and conditions as the 7.625% notes exchanged. No cash was exchanged in these transactions. However, with respect to the first quarter debt exchanges, a non-cash pre-tax loss of approximately $2.4 million was recognized in accordance with EITF No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments," which is included in other income (loss), net.

On June 1, 2006, we retired at par our entire $175.0 million principal amount of 7.60% Debentures due June 1, 2006.

On June 14, 2006, we repurchased $22.7 million of our 6.75% Senior Notes due August 17, 2006 at a price of 100.181% of par.

On August 17, 2006, we retired at par the $29.1 million remaining balance of the 6.75% Senior Notes.

In February 2006, our Board of Directors authorized us to repurchase up to $150.0 million of our outstanding debt over the following twelve-month period. These repurchases may require us to pay premiums, which would result in pre-tax losses to be recorded in investment and other income (loss). Through December 31, 2006, we have not made any purchases pursuant to this authorization.

On December 22, 2006, we issued in a private placement, an aggregate $400.0 million principal amount of 7.875% Senior Notes due January 15, 2027. Proceeds from the sale are expected to be used to partially finance our acquisition of Commonwealth Telephone or if the acquisition is not completed, to purchase, redeem or otherwise retire a portion of our outstanding debt. We have agreed to file with the SEC a registration statement for the purpose of exchanging these notes for registered notes.

In December 2006, we borrowed $150.0 million under a senior unsecured term loan agreement. The loan matures in 2012 and bears interest based on an average prime rate or London Interbank Offered Rate or LIBOR plus 1⅜%, at our election. We intend to use the proceeds to repurchase a portion of our outstanding debt or to partially finance the Commonwealth acquisition.

As of December 31, 2006, EPPICS representing a total principal amount of $193.9 million had been converted into 15.6 million shares of our common stock, and a total of $7.4 million remains outstanding to third parties. Our long term debt footnote indicates $17.9 million of EPPICS outstanding at December 31, 2006, of which $10.5 million is debt of related parties for which the Company has an offsetting receivable.

We had a total outstanding principal amount of industrial development revenue bonds of $58,140,000 at December 31, 2006 and 2005. The earliest maturity date for these bonds is in August 2015. Under the terms of our agreements to sell our former gas and electric operations in Arizona, completed in 2003, we are obligated to call for redemption, at their first available call dates, three Arizona industrial development revenue bond series aggregating to approximately $33,440,000. These bonds' first call dates are in 2007. We expect to retire all called bonds with cash. In addition, holders of $11,150,000 principal amount of industrial development bonds may tender such bonds to us at par and we have the simultaneous option to call such bonds at par on August 7, 2007. We expect to call the bonds and retire them with cash.

As of December 31, 2006 we had available lines of credit with financial institutions in the aggregate amount of $249,600,000 with a maturity date of October 29, 2009. Outstanding standby letters of credit issued under the facility were $0.4 million. Associated facility fees vary depending on our leverage ratio and were 0.375% as of December 31, 2006. During the term of the credit facility we may borrow, repay and re-borrow funds. The credit facility is available for general corporate purposes but may not be used to fund dividend payments.

For the year ended December 31, 2005, we retired an aggregate principal amount of $36.4 million of debt, including $30.0 million of 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities due 2036 (EPPICS) that were converted into our common stock. During the second quarter of 2005, we entered into two debt-for-debt exchanges of our debt securities. As a result, $50.0 million of our 7.625% notes due 2008 were exchanged for approximately $52.2 million of our 9.00% notes due 2031. The 9.00% notes are callable on the same general terms and conditions as the 7.625% notes exchanged. No cash was exchanged in these transactions, however a non-cash pre-tax loss of approximately $3.2 million was recognized in accordance with EITF No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments," which is included in other income (loss), net.

For the year ended December 31, 2004, we retired an aggregate $1,350,397,000 of debt (including $147,991,000 of EPPICS conversions), representing approximately 28% of total debt outstanding at December 31, 2003. The retirements generated a pre-tax loss on the early extinguishment of debt at a premium of approximately $66,480,000 recorded in other income (loss), net.

We are in compliance with all of our debt and credit facility covenants.

Our principal payments for the next five years are as follows:

($ in thousands)	Principal Payments
2007	39,271
2008	497,688
2009	2,507
2010	5,886
2011	1,252,517

(12) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

Interest rate swap agreements are used to hedge a portion of our debt that is subject to fixed interest rates. Under our interest rate swap agreements, we agree to pay an amount equal to a specified variable rate of interest times a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest times the same notional principal amount. The notional amounts of the contracts are not exchanged. No other cash payments are made unless the agreement is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination and represents the market value, at the then current rate of interest, of the remaining obligations to exchange payments under the terms of the contracts.

The interest rate swap contracts are reflected at fair value in our consolidated balance sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its book value and an amount representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts, and the offsetting changes in the adjusted carrying value of the related portion of the fixed-rate debt being hedged, are recognized in the consolidated statements of operations in interest expense. The notional amounts of interest rate swap contracts hedging fixed-rate indebtedness as of December 31, 2006 and December 31, 2005 were $550,000,000 and $500,000,000, respectively. Such contracts require us to pay variable rates of interest (average pay rates of approximately 9.02% and 8.60% as of December 31, 2006 and 2005, respectively) and receive fixed rates of interest (average receive rates of 8.26% and 8.46% as of December 31, 2006 and 2005, respectively). The fair value of these derivatives is reflected in other liabilities as of December 31, 2006 and 2005, in the amount of ($10,289,000) and ($8,727,000), respectively. The related underlying debt has been decreased in 2006 and 2005 by a like amount. For the year ended December 31, 2006 , the interest expense resulting from these interest rate swaps totaled approximately $4.2 million. For the years ended December 31, 2005 and 2004 our interest expense was reduced by $2.5 million and $9.4 million, respectively.

We do not anticipate any nonperformance by counter-parties to our derivative contracts as all counter-parties have investment grade credit ratings.

(13) MANAGEMENT SUCCESSION AND STRATEGIC ALTERNATIVES EXPENSES:

On July 11, 2004, our Board of Directors announced that it had completed its review of our financial and strategic alternatives, and on September 2, 2004, we paid a special, non-recurring dividend of $2.00 per common share and a quarterly dividend of $0.25 per common share to shareholders of record on August 18, 2004. Concurrently, Leonard Tow decided to step down from his position as chief executive officer, effective immediately, and resigned his position as Chairman of the Board on September 27, 2004. The Board of Directors named Mary Agnes Wilderotter president and chief executive officer in November 2004.

In 2004, we expensed approximately $90,632,000 of costs related to management succession and our exploration of financial and strategic alternatives. Included are $36,618,000 of non-cash expenses for the acceleration of stock benefits, cash expenses of $19,229,000 for advisory fees, $19,339,000 for severance and retention arrangements and $15,446,000 primarily for tax reimbursements.

(14) INVESTMENT INCOME AND OTHER INCOME (LOSS), NET:

During 2006 we recognized a gain of $61.4 million (recorded in investment income) arising from the liquidation and dissolution of the RTB.

The components of other income (loss), net for the years ended December 31, 2006, 2005 and 2004 are as follows:

($ in thousands)	2006	2005	2004
Legal contingencies	$ (1,000)	$ (7,000)	$ —
Gain on expiration/settlement of customer advances	3,539	681	25,345
Loss on exchange of debt	(2,433)	(3,175)	—
Premium on debt repurchases	—	—	(66,480)
Minority share of Mohave Cellular net income	(4,164)	(3,599)	(817)
Gain on forward rate agreements	430	1,851	—
Loss on sale of assets	—	—	(1,945)
Other, net	2,501	9,881	(9,568)
Total other income (loss), net	$ (1,127)	$ (1,361)	$ (53,465)

During 2006 and 2005, we recorded expense in connection with the Bangor, Maine legal matter. In connection with our exchange of debt during the first quarter of 2006 and second quarter of 2005, we recognized a non-cash, pre-tax loss. 2006 and 2005 also include a gain for the changes in fair value of our forward rate agreements.

During 2006, 2005 and 2004, we recognized income in connection with certain retained liabilities, that have terminated, associated with customer advances for construction from our disposed water properties.

Pre-tax gains (losses) in connection with the following transactions were recorded in other income (loss), net:

2005

On February 1, 2005, we sold shares of Prudential Financial, Inc. for approximately $1,112,000 in cash, and we recognized a pre-tax gain of approximately $493,000.

In June 2005, we sold for cash our interests in certain key man life insurance policies on the lives of Leonard Tow, our former Chairman and Chief Executive Officer, and his wife, a former director. The cash surrender value of the policies purchased by Dr. Tow totaled approximately $24,195,000, and we recognized a pre-tax gain of approximately $457,000.

During 2005, we sold shares of Global Crossing Limited for approximately $1,084,000 in cash, and we recognized a pre-tax gain for the same amount.

2004

In October 2004, we sold cable assets in California, Arizona, Indiana, and Wisconsin for approximately $2,263,000 in cash. The pre-tax gain on the sale was $40,000.

During the third quarter of 2004, we sold our corporate aircraft for approximately $15,298,000 in cash. The pre-tax loss on the sale was $1,087,000.

(15) COMPANY OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES:

In 1996, our consolidated wholly-owned subsidiary, Citizens Utilities Trust (the Trust), issued, in an underwritten public offering, 4,025,000 shares of EPPICS, representing preferred undivided interests in the assets of the Trust, with a liquidation preference of $50 per security (for a total liquidation amount of $201,250,000). These securities convert into our common stock at an adjusted conversion price of $11.46 per share of our common stock. The conversion price was reduced from $13.30 to $11.46 during the third quarter of 2004 as a result of the $2.00 per share of common stock special, non-recurring dividend. The proceeds from the issuance of the Trust Convertible Preferred Securities and a Company capital contribution were used to purchase $207,475,000 aggregate liquidation amount of 5% Partnership Convertible Preferred Securities due 2036 from another wholly-owned subsidiary, Citizens Utilities Capital L.P. (the Partnership). The proceeds from the issuance of the Partnership Convertible Preferred Securities and a Company capital contribution were used to purchase from us $211,756,000 aggregate principal amount of 5% Convertible Subordinated Debentures due 2036. The sole assets of the Trust are the Partnership Convertible Preferred Securities, and our Convertible Subordinated Debentures are substantially all the assets of the Partnership. Our obligations under the agreements related to the issuances of such securities, taken together, constitute a full and unconditional guarantee by us of the Trust's obligations relating to the Trust Convertible Preferred Securities and the Partnership's obligations relating to the Partnership Convertible Preferred Securities.

In accordance with the terms of the issuances, we paid the annual 5% interest in quarterly installments on the Convertible Subordinated Debentures in the four quarters of 2006, 2005 and 2004. Cash was paid (net of investment returns) to the Partnership in payment of the interest on the Convertible Subordinated Debentures. The cash was then distributed by the Partnership to the Trust and then by the Trust to the holders of the EPPICS.

As of December 31, 2006, EPPICS representing a total principal amount of $193,896,000 had been converted into 15,626,965 shares of our common stock. A total of $7,354,000 of EPPICS is outstanding as of December 31, 2006 and if all outstanding EPPICS were converted, 641,485 shares of our common stock would be issued upon such conversion. Our long-term debt footnote indicates $17,860,000 of EPPICS outstanding at December 31, 2006, of which $10,500,000 is debt of related parties for which the company has an offsetting receivable.

We adopted the provisions of FIN No. 46R (revised December 2003) (FIN No. 46R), "Consolidation of Variable Interest Entities," effective January 1, 2004. Accordingly, the Trust holding the EPPICS and the related Citizens Utilities Capital L.P. are deconsolidated.

(16) CAPITAL STOCK:

We are authorized to issue up to 600,000,000 shares of common stock. The amount and timing of dividends payable on common stock are, subject to applicable law, within the sole discretion of our Board of Directors.

(17) STOCK PLANS:

At December 31, 2006, we had five stock-based compensation plans under which grants have been made and awards remained outstanding. These plans, which are described below are the Management Equity Incentive Plan (MEIP), the 1996 Equity Incentive Plan (1996 EIP), the Amended and Restated 2000 Equity Incentive Plan (2000 EIP), the Non-Employee Directors' Deferred Fee Plan (Deferred Fee Plan) and the Non-Employee Directors' Equity Incentive Plan (Director's Equity Plan, and together with the Deferred Fee plan, the Director Plans).

Prior to the adoption of SFAS No. 123R, we applied APB No. 25 and related interpretations to account for our stock plans resulting in the use of the intrinsic value to value the stock and determine compensation expense. Under APB No. 25, we were not required to recognize compensation expense for the cost of stock options. In accordance with the adoption of SFAS No. 123R, we recorded stock-based compensation expense for 2006 in the amount of $2,230,000 for the cost of stock options. Our general policy is to issue shares upon the grant of restricted shares and exercise of options from treasury. At December 31, 2006, there were 29,930,472 shares authorized for grant under these plans and 5,871,730 shares available for grant. No further awards may be granted under the MEIP, the 1996 EIP and the Deferred Fee plan.

In connection with the Director Plans, compensation costs associated with the issuance of stock units was $2,017,000, $1,069,000 and $2,222,000 in 2006, 2005 and 2004, respectively. Cash compensation associated with this plan was $502,000, $434,000 and $642,000 in 2006, 2005 and 2004, respectively. These costs are recognized in other operating expenses.

We have granted restricted stock awards to key employees in the form of our common stock. The number of shares issued as restricted stock awards during 2006, 2005 and 2004 were 732,000, 352,000 and 2,172,000, respectively. None of the restricted stock awards may be sold, assigned, pledged or otherwise transferred, voluntarily or involuntarily, by the employees until the restrictions lapse, subject to limited exceptions. The restrictions are time based. At December 31, 2006, 1,174,000 shares of restricted stock were outstanding. Compensation expense, recognized in operating expense, of $6,034,000, $7,358,000 and $45,313,000, for the years ended December 31, 2006, 2005 and 2004, respectively, has been recorded in connection with these grants.

Management Equity Incentive Plan

Prior to its expiration on June 21, 2000, awards of our common stock could have been granted under the MEIP to eligible officers, management employees and non-management employees in the form of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock or other stock-based awards.

Since the expiration of the MEIP, no awards have been or may be granted under the MEIP. The exercise price of stock options issued was equal to or greater than the fair market value of the underlying common stock on the date of grant. Stock options were not ordinarily exercisable on the date of grant but vest over a period of time (generally four years). Under the terms of the MEIP, subsequent stock dividends and stock splits have the effect of increasing the option shares outstanding, which correspondingly decreases the average exercise price of outstanding options.

1996 and 2000 Equity Incentive Plans

Since the expiration date of the 1996 EIP on May 22, 2006, no awards have been or may be granted under the 1996 EIP. Under the 2000 EIP, awards of our common stock may be granted to eligible officers, management employees and non-management employees in the form of incentive stock options, non-qualified stock options, SAR's, restricted stock or other stock-based awards. As discussed under the Non-Employee Directors' Compensation Plans below, prior to May 25, 2006 directors received an award of stock options under the 2000 EIP upon commencement of service.

At December 31, 2006, there were 27,389,711 shares authorized for grant under the 2000 EIP and 3,385,785 shares available for grant, as adjusted to reflect stock dividends. No awards will be granted more than 10 years after the effective date (May 18, 2000) of the 2000 EIP plan. The exercise price of stock options and SARs under the 2000 and 1996 EIP generally shall be equal to or greater than the fair market value of the underlying common stock on the date of grant. Stock options are not ordinarily exercisable on the date of grant but vest over a period of time (generally four years).

Under the terms of the EIPs, subsequent stock dividends and stock splits have the effect of increasing the option shares outstanding, which correspondingly decrease the average exercise price of outstanding options.

In connection with the payment of the special, non-recurring dividend of $2.00 per common share on September 2, 2004, the exercise price and number of all outstanding options was adjusted such that each option had the same value to the holder after the dividend as it had before the dividend. In accordance with FASB

Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation" and EITF No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FIN No. 44," there is no accounting consequence for changes made to the exercise price and the number of shares of a fixed stock option or award as a direct result of the special, non-recurring dividend.

The following summary presents information regarding outstanding stock options and changes with regard to options under the MEIP and EIP plans:

	Shares Subject to Option	Weighted Average Option Price Per Share	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value at December 31
Balance at January 1, 2004	17,965,000	$ 11.94		
Options granted	—	—		
Options exercised	(7,411,000)	9.69		$ 29,002,000
Options canceled, forfeited or lapsed	(355,000)	12.14		
Effect of special, non-recurring dividend	2,212,000	—		
Balance at December 31, 2004	12,411,000	11.15	6.11	$ 38,162,000
Options granted	183,000	11.58		
Options exercised	(4,317,000)	10.52		$ 12,730,000
Options canceled, forfeited or lapsed	(292,000)	10.48		
Balance at December 31, 2005	7,985,000	11.52	5.32	$ 13,980,000
Options granted	22,000	12.55		
Options exercised	(2,695,000)	9.85		$ 9,606,000
Options canceled, forfeited or lapsed	(70,000)	10.13		
Balance at December 31, 2006	5,242,000	$ 12.41	4.36	$ 14,490,000

The following table summarizes information about shares subject to options under the MEIP and EIP plans at December 31, 2006:

Options Outstanding				Options Exercisable	
Number Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
327,000	$ 6.45 – 6.67	$ 6.51	1.94	327,000	$ 6.51
149,000	7.33 – 7.98	7.37	0.75	149,000	7.37
581,000	8.19 – 8.19	8.19	5.38	581,000	8.19
29,000	8.53 – 9.68	8.96	1.53	29,000	8.96
900,000	10.44 – 10.44	10.44	6.41	483,000	10.44
379,000	11.15 – 11.15	11.15	3.80	379,000	11.15
740,000	11.79 – 11.79	11.79	4.38	740,000	11.79
2,137,000	11.90 – 18.46	16.13	3.99	2,103,000	16.18
5,242,000	$ 6.45 – 18.46	$ 12.41	4.36	4,791,000	$ 12.58

The number of options exercisable at December 31, 2005 and 2004 were 6,548,000 and 9,235,000, with a weighted average exercise price of $11.92 and $11.57, respectively.

Cash received upon the exercise of options during 2006, 2005 and 2004 was $27,200,000, $47,550,000 and $84,522,000 respectively. Total remaining unrecognized compensation cost associated with unvested stock options at December 31, 2006 was $771,000 and the weighted average period over which this cost is expected to be recognized is approximately one year.

For purposes of determining compensation expense, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model which requires the use of various assumptions including expected life of the option, expected dividend rate, expected volatility, and risk-free interest rate. The expected life (estimated period of time outstanding) of stock options granted was estimated using the historical exercise behavior of employees. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. Expected volatility is based on historical volatility for a period equal to the stock option's expected life, calculated on a monthly basis.

The following table presents the weighted average assumptions used for grants in 2006 and 2005. There were no option grants during 2004.

	2006	2005
Dividend yield	7.55%	7.72%
Expected volatility	44%	46%
Risk-free interest rate	4.89%	4.16%
Expected life	5 years	6 years

The following summary presents information regarding unvested restricted stock and changes with regard to restricted stock under the MEIP and the EIPs:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Fair Value at December 31, 2006
Balance at January 1, 2004	1,159,000	$ 10.18	
Restricted stock granted	2,172,000	12.68	$ 29,953,000
Restricted stock vested	(1,638,000)	11.32	$ 22,592,000
Restricted stock forfeited	(7,000)	12.59	
Balance at December 31, 2004	1,686,000	12.29	$ 23,253,000
Restricted stock granted	352,000	13.11	$ 4,305,000
Restricted stock vested	(491,000)	12.27	$ 6,000,000
Restricted stock forfeited	(91,000)	12.58	
Balance at December 31, 2005	1,456,000	12.47	$ 17,808,000
Restricted stock granted	732,000	12.87	$ 10,494,000
Restricted stock vested	(642,000)	12.08	$ 9,226,000
Restricted stock forfeited	(372,000)	12.60	
Balance at December 31, 2006	1,174,000	$ 12.89	$ 16,864,000

For purposes of determining compensation expense, the fair value of each restricted stock grant is estimated based on the average of the high and low market price of a share of our common stock on the date of grant. Total remaining unrecognized compensation cost associated with unvested restricted stock awards at December 31, 2006 was $9,934,000 and the weighted average period over which this cost is expected to be recognized is approximately two years.

Non-Employee Directors' Compensation Plans

Upon commencement of his or her service on the Board of Directors, each non-employee director receives a grant of 10,000 stock options. These options are currently awarded under the Directors' Equity Plan. Prior to effectiveness of the Directors' Equity Plan on May 25, 2006, these options were awarded under the 2000 EIP. The exercise price of these options, which become exercisable six months after the grant date, is the fair market value (as defined in the relevant plan) of our common stock on the date of grant. Options granted under the Directors' Equity Plan expire on the earlier of the tenth anniversary of the grant date or the first anniversary of termination of service as a director.

Each non-employee director also receives an annual grant of 3,500 stock units. These units are currently awarded under the Directors' Equity Plan and prior to effectiveness of that plan, were awarded under the Deferred Fee plan. Since the effectiveness of the Director's Equity Plan, no further grants have been made under the Deferred Fee Plan. Prior to April 20, 2004, each non-employee director received an award of 5,000 stock options. The exercise price of such options was set at 100% of the fair market value on the date the options were granted. The options are exercisable six months after the grant date and remain exercisable for ten years after the grant date.

In addition, each year, each non-employee director is also entitled to receive a retainer, meeting fees, and, when applicable, fees for serving as a committee chair or as Lead Director, which are awarded under the Directors' Equity Plan. For 2006, each non-employee director had to elect, by December 31 of the preceding year, to receive $40,000 cash or 5,760 stock units as an annual retainer. Directors making a stock unit election must also elect to convert the units to either common stock (convertible on a one-to-one basis) or cash upon retirement or death. Prior to June 30, 2003, a director could elect to receive 20,000 stock options as an annual retainer in lieu of cash or stock units. The exercise price of the stock options was set at the average of the high and low market prices of our common stock on the date of grant. The options were exercisable six months after the date of grant and had a 10-year term.

The number of shares of common stock authorized for issuance under the Directors' Equity Plan is 2,540,761, which includes 540,761 shares that were available for grant under the Deferred Fee Plan on the effective date of the Directors' Equity Plan. In addition, if and to the extent that any "plan units" outstanding on May 25, 2006 under the Deferred Fee Plan are forfeited or if any option granted under the Deferred Fee Plan terminates, expires, or is cancelled or forfeited, without having been fully exercised, shares of common stock subject to such "plan units" or options cancelled shall become available under the Directors' Equity Plan. At December 31, 2006, there were 2,485,945 shares available for grant. There were 13 directors participating in the Directors' Plans during all or part of 2006. In 2006, the total options, plan units, and stock earned were 20,000, 81,000 and 0, respectively. In 2005, the total options, plan units, and stock earned were 70,000, 64,000 and 0, respectively. In 2004, the total options, plan units, and stock earned were 50,000, 57,226 and 0, respectively. Options granted prior to the adoption of the Director's Equity Plan were granted under the 2000 EIP. At December 31, 2006, 157,908 options were exercisable at a weighted average exercise price of $11.97.

For 2006, each non-employee director received fees of $2,000 for each in-person Board of Directors and committee meeting attended and $1,000 for each telephone Board and committee meeting attended. The chairs of the Audit, Compensation, Nominating and Corporate Governance and Retirement Plan Committees were paid an additional annual fee of $25,000, $15,000, $7,500 and $5,000, respectively. In addition, the Lead Director, who heads the ad hoc committee of non-employee directors, received an additional annual fee of $15,000. A director must elect, by December 31 of the preceding year, to receive meeting and other fees in cash, stock units, or a combination of both. All fees paid to the non-employee directors in 2006 were paid quarterly. If the director elects stock units, the number of units credited to the director's account is determined as follows: the total cash value of the fees payable to the director are divided by 85% of the closing prices of our common stock on the last business day of the calendar quarter in which the fees or stipends were earned. Units are credited to the director's account quarterly.

We account for the Deferred Fee Plan and Directors' Equity Plan in accordance with SFAS No. 123R. To the extent directors elect to receive the distribution of their stock unit account in cash, they are considered liability-based awards. To the extent directors elect to receive the distribution of their stock unit accounts in common stock, they are considered equity-based awards. Compensation expense for stock units that are considered equity-based awards is based on the market value of our common stock at the date of grant. Compensation expense for stock units that are considered liability-based awards is based on the market value of our common stock at the end of each period. For awards granted prior to 1999, a director could elect to be paid in stock options. Generally, compensation cost was not recorded because the options were granted at the fair market value of our common stock on the grant date under APB No. 25 and related interpretations.

We had also maintained a Non-Employee Directors' Retirement Plan providing for the payment of specified sums annually to our non-employee directors, or their designated beneficiaries, starting at the director's retirement, death or termination of directorship. In 1999, we terminated this Plan. The vested benefit of each non-employee director, as of May 31, 1999, was credited to the director's account in the form of stock units. Such benefit will be payable to each director upon retirement, death or termination of directorship. Each participant had until July 15, 1999 to elect whether the value of the stock units awarded would be payable in our common stock (convertible on a one-for-one basis) or in cash. As of December 31, 2006, the liability for such payments was $686,000 all of which will be payable in stock (based on the July 15, 1999 stock price).

(18) RESTRUCTURING AND OTHER EXPENSES:

2006, 2005 and 2004

During 2006, 2005 and 2004, we did not recognize any restructuring and other expenses. We continue to review our operations, personnel and facilities to achieve greater efficiency.

(19) INCOME TAXES:

The following is a reconciliation of the provision for income taxes for continuing operations computed at federal statutory rates to the effective rates for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Consolidated tax provision at federal statutory rate	35.0 %	35.0 %	35.0 %
State income tax provisions, net of federal income tax benefit	2.1 %	1.6 %	1.4 %
Tax reserve adjustment	0.2 %	(8.2)%	(22.5)%
All other, net	(2.4)%	0.2 %	(7.0)%
	34.9 %	28.6 %	6.9 %

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of the net deferred income tax liability (asset) at December 31 are as follows:

($ in thousands)	2006	2005
Deferred income tax liabilities:		
Property, plant and equipment basis differences	$ 547,726	$ 571,956
Intangibles	175,991	168,703
Other, net	9,675	3,207
	733,392	743,866
Deferred income tax assets:		
Minimum pension liability	—	76,368
FASB 158 pension/OPEB liability	51,660	—
Tax operating loss carryforward	81,515	260,053
Alternate minimum tax credit carryforward	54,834	43,678
Employee benefits	70,013	66,853
Other, net	24,039	21,279
	282,061	468,231
Less: Valuation allowance	(49,679)	(38,131)
Net deferred income tax asset	232,382	430,100
Net deferred income tax liability	$ 501,010	$ 313,766
Deferred tax assets and liabilities are reflected in the following captions on the balance sheet:		
Deferred income taxes	$ 514,130	$ 325,084
Other current assets	(13,120)	(11,318)
Net deferred income tax liability	$ 501,010	$ 313,766

Our federal and state tax operating loss carryforwards as of December 31, 2006 are estimated at $56,636,000 and $1,186,873,000, respectively. Our federal loss carryforward will expire in the year 2025. A portion of our state loss carryforward will begin to expire in 2007. Our alternative minimum tax credit as of December 31, 2006 can be carried forward indefinitely to reduce future regular tax liability.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The provision (benefit) for federal and state income taxes, as well as the taxes charged or credited to shareholders' equity, includes amounts both payable currently and deferred for payment in future periods as indicated below:

($ in thousands)	2006	2005	2004
Income taxes charged (credited) to the income statement for continuing operations:			
Current:			
Federal	$ 772	$ 16,708	$ (9,951)
State	3,676	(33,006)	(3,643)
Total current	4,448	(16,298)	(13,594)
Deferred:			
Federal	128,534	89,446	21,183
Federal tax credits	—	(18)	(40)
State	3,497	2,140	(3,302)
Total deferred	132,031	91,568	17,841
Subtotal income taxes for continuing operations	136,479	75,270	4,247
Income taxes charged to the income statement for discontinued operations:			
Current:			
Federal	3,018	—	—
State	2,004	2	3
Total current	5,022	2	3
Deferred:			
Federal	47,732	18,871	8,219
State	3,835	3,538	910
Total deferred	51,567	22,409	9,129
Subtotal income taxes for discontinued operations	56,589	22,411	9,132
Total income taxes charged to the income statement (a)	193,068	97,681	13,379
Income taxes charged (credited) to shareholders' equity:			
Deferred income taxes (benefits) on unrealized/realized gains or losses on securities classified as available-for-sale	(35)	(411)	(10,982)
Current benefit arising from stock options exercised and restricted stock	(3,777)	(5,976)	(13,765)
Deferred income taxes (benefits) arising from the recognition of additional pension/OPEB liability	24,707	(13,933)	(6,645)
Deferred tax benefit from recording adjustments from the adoption of SAB 108	(17,339)	—	—
Income taxes charged (credited) to shareholders' equity (b)	3,556	(20,320)	(31,392)
Total income taxes: (a) plus (b)	$ 196,624	$ 77,361	$ (18,013)

(20) NET INCOME PER COMMON SHARE:

The reconciliation of the net income per common share calculation for the years ended December 31, 2006, 2005 and 2004 is as follows:

($ in thousands, except per-share amounts)	2006	2005	2004
Net income used for basic and diluted earnings per common share:			
Income from continuing operations	$ 254,008	$ 187,942	$ 57,064
Income from discontinued operations	90,547	14,433	15,086
Total basic net income available for common shareholders	$ 344,555	$ 202,375	$ 72,150
Effect of conversion of preferred securities	401	1,255	—
Total diluted net income available for common shareholders	$ 344,956	$ 203,630	$ 72,150
Basic earnings per common share:			
Weighted-average shares outstanding - basic	322,641	337,065	303,989
Income from continuing operations	$ 0.79	$ 0.56	$ 0.19
Income from discontinued operations	0.28	0.04	0.05
Net income per share available for common shareholders	$ 1.07	$ 0.60	$ 0.24
Diluted earnings per common share:			
Weighted-average shares outstanding	322,641	337,065	303,989
Effect of dilutive shares	931	1,417	5,194
Effect of conversion of preferred securities	973	3,193	—
Weighted-average shares outstanding - diluted	324,545	341,675	309,183
Income from continuing operations	$ 0.78	$ 0.56	$ 0.18
Income from discontinued operations	0.28	0.04	0.05
Net income per share available for common shareholders	$ 1.06	$ 0.60	$ 0.23

Stock Options

For the years ended December 31, 2006, 2005 and 2004 options of 1,917,000 (at exercise prices ranging from $13.45 to $18.46), 1,930,000 and 2,495,000 (at exercise prices ranging from $13.09 to $18.46), respectively, issuable under employee compensation plans were excluded from the computation of diluted earnings per share (EPS) for those periods as the effect would be antidilutive. In calculating diluted EPS we apply the treasury stock method and include future unearned compensation as part of the assumed proceeds.

In connection with the payment of the special, non-recurring dividend of $2.00 per common share on September 2, 2004, the exercise price and number of all outstanding options was adjusted such that each option had the same value to the holder after the dividend as it had before the dividend. In accordance with FASB Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions involving Stock Compensation" and EITF No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FIN No. 44," there is no accounting consequence for changes made to the exercise price and the number of shares of a fixed stock option or award as a direct result of the special, non-recurring dividend.

In addition, for the years ended December 31, 2006, 2005 and 2004, restricted stock awards of 1,174,000, 1,456,000 and 1,686,000 shares, respectively, are excluded from our basic weighted average shares outstanding and included in our dilutive shares until the shares are no longer contingent upon the satisfaction of all specified conditions.

Equity Units and EPPICS

On August 17, 2004 we issued 32,073,633 shares of common stock, including 3,591,000 treasury shares, to our equity unit holders in settlement of the equity purchase contract component of the equity units. With respect to the $460,000,000 Senior Note component of the equity units,.we repurchased $300,000,000 principal amount of these Notes in July 2004. The remaining $160,000,000 of the Senior Notes were repriced and a portion was remarketed on August 12, 2004 as the 6.75% Notes due August 17, 2006. During 2004, we repurchased an additional $108,230,000 of the 6.75% Notes which, in addition to the $300,000,000 purchased in July, resulted in a pre-tax charge of approximately $20,080,000 during the third quarter of 2004.

At December 31, 2006 and 2005, we had 147,079 and 465,588 shares, respectively, of potentially dilutive EPPICS, which were convertible into common stock at an exercise price of $11.46 per share. If all EPPICS that remain outstanding are converted, we would issue approximately 641,485 shares of our common stock. As a result of the September 2004 special, non-recurring dividend, the EPPICS exercise price for conversion into common stock was reduced from $13.30 to $11.46. These securities have been included in the diluted income per common share calculation for the period ended December 31, 2006 and 2005. However, 1,065,171 shares for 2004 have not been included in the diluted income per share calculation for the period ended December 31, 2004 because their inclusion would have had an antidilutive effect.

Stock Units

At December 31, 2006, 2005 and 2004, we had 319,423, 206,630, and 464,879 stock units, respectively, issued under our Directors' Deferred Fee Equity Plan and Non-Employee Directors' Retirement Plan. These securities have not been included in the diluted income per share calculation because their inclusion would have had an antidilutive effect.

(21) COMPREHENSIVE INCOME (LOSS):

Comprehensive income consists of net income (loss) and other gains and losses affecting shareholder's investment and FAS No. 158 pension/OPEB liabilities that, under GAAP, are excluded from net income (loss).

Our other comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004 is as follows:

($ in thousands)	2006 Before-Tax Amount	2006 Tax Expense/ (Benefit)	2006 Net-of-Tax Amount
Net unrealized holding losses on securities arising during period	$ (92)	$ (35)	$ (57)
FAS No. 158 pension/OPEB liability	199,653	74,619	125,034
Other comprehensive income	$ 199,561	$ 74,584	$ 124,977

($ in thousands)	2005 Before-Tax Amount	2005 Tax Expense/ (Benefit)	2005 Net-of-Tax Amount
Net unrealized holding losses on securities arising during period	$ (1,055)	$ (395)	$ (660)
Minimum pension liability	(36,416)	(13,933)	(22,483)
Less: Reclassification adjustments for net gains on securities realized in net income	(537)	(7)	(530)
Other comprehensive (loss)	$ (38,008)	$ (14,335)	$ (23,673)

($ in thousands)	2004 Before-Tax Amount	2004 Tax Expense/ (Benefit)	2004 Net-of-Tax Amount
Net unrealized holding losses on securities arising during period	$ (1,901)	$ (742)	$ (1,159)
Minimum pension liability	(17,372)	(6,645)	(10,727)
Less: Reclassification adjustments for net gains on securities realized in net income	(26,247)	(10,240)	(16,007)
Other comprehensive (loss)	$ (45,520)	$ (17,627)	$ (27,893)

(22) SEGMENT INFORMATION:

We operate in one reportable segment, Frontier. Frontier provides both regulated and unregulated communications services to residential, business and wholesale customers and is typically the incumbent provider in its service areas. As permitted by SFAS No. 131, we have utilized the aggregation criteria in combining our markets because all of our Frontier properties share similar economic characteristics, in that they provide the same products and services to similar customers using comparable technologies in all of the states in which we operate. The regulatory structure is generally similar. Differences in the regulatory regime of a particular state do not impact the economic characteristics or operating results of a particular property.

Information for 2004 relates to our electric utility segment that was sold during 2004 and did not meet the criteria for classification as a discontinued operation.

($ in thousands)	For the year ended December 31, 2004		
	Frontier	Electric	Total Segments
Revenue	$ 2,012,643	$ 9,735	$ 2,022,378
Depreciation and Amortization	549,381	—	549,381
Management Succession and Strategic Alternatives Expenses	90,632	—	90,632
Operating Income (Loss)	463,435	(3,134)	460,301
Capital Expenditures	263,949	—	263,949
Assets	6,679,899	—	6,679,899

(23) QUARTERLY FINANCIAL DATA (UNAUDITED):

($ in thousands, except per share amounts)	First quarter	Second quarter	Third quarter	Fourth quarter
2006				
Revenue	$ 506,861	$ 506,912	$ 507,198	$ 504,396
Operating income	157,338	169,458	160,720	156,974
Net income	50,483	101,702	128,459	63,911
Net income available for common shareholders per basic share	$ 0.15	$ 0.32	$ 0.40	$ 0.20
Net income available for common shareholders per diluted share	$ 0.15	$ 0.31	$ 0.40	$ 0.20
2005				
Revenue	$ 502,334	$ 496,133	$ 501,211	$ 517,363
Operating income	144,481	142,281	136,920	165,286
Net income	42,634	44,584	38,376	76,781
Net income available for common shareholders per basic share	$ 0.13	$ 0.13	$ 0.11	$ 0.23
Net income available for common shareholders per diluted share	$ 0.13	$ 0.13	$ 0.11	$ 0.23

The quarterly net income per common share amounts are rounded to the nearest cent. Annual net income per common share may vary depending on the effect of such rounding. During the second quarter of 2006 we recorded a gain in investment income of $61.4 million resulting from the dissolution and liquidation of the Rural Telephone Bank. In the third quarter of 2006 we sold ELI (see Note 8). See Note 14 for a description of other miscellaneous transactions impacting our quarterly results.

(24) RETIREMENT PLANS:

We sponsor a noncontributory defined benefit pension plan covering a significant number of our employees and other postretirement benefit plans that provide medical, dental, life insurance and other benefits for covered retired employees and their beneficiaries and covered dependents. The benefits are based on years of service and final average pay or career average pay. Contributions are made in amounts sufficient to meet ERISA funding requirements while considering tax deductibility. Plan assets are invested in a diversified portfolio of equity and fixed-income securities and alternative investments.

The accounting results for pension and postretirement benefit costs and obligations are dependent upon various actuarial assumptions applied in the determination of such amounts. These actuarial assumptions include the following: discount rates, expected long-term rate of return on plan assets, future compensation increases, employee turnover, healthcare cost trend rates, expected retirement age, optional form of benefit and mortality. We review these assumptions for changes annually with our independent actuaries. We consider our discount rate and expected long-term rate of return on plan assets to be our most critical assumptions.

The discount rate is used to value, on a present value basis, our pension and postretirement benefit obligation as of the balance sheet date. The same rate is also used in the interest cost component of the pension and postretirement benefit cost determination for the following year. The measurement date used in the selection of our discount rate is the balance sheet date. Our discount rate assumption is determined annually with assistance from our actuaries based on the pattern of expected future benefit payments and the prevailing rates available on long-term, high quality corporate bonds that approximate the benefit obligation. In making this determination we consider, among other things, the yields on the Citigroup Pension Discount Curve and

Bloomberg Finance and the changes in those rates from one period to the next. This rate can change from year-to-year based on market conditions that impact corporate bond yields. Our discount rate increased from 5.625% at year end 2005 to 6.00% at year end 2006.

The expected long-term rate of return on plan assets is applied in the determination of periodic pension and postretirement benefit cost as a reduction in the computation of the expense. In developing the expected long-term rate of return assumption, we considered published surveys of expected market returns, 10 and 20 year actual returns of various major indices, and our own historical 5-year and 10-year investment returns. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 35% to 55% in fixed income securities, 35% to 55% in equity securities and 5% to 15% in alternative investments. We review our asset allocation at least annually and make changes when considered appropriate. In 2006, we did not change our expected long-term rate of return from the 8.25% used in 2005. Our pension plan assets are valued at actual market value as of the measurement date. The measurement date used to determine pension and other postretirement benefit measures for the pension plan and the postretirement benefit plan is December 31.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158). We adopted SFAS No. 158 prospectively on December 31, 2006. SFAS No. 158 requires that we recognize all obligations related to defined benefit pensions and other postretirement benefits. This statement requires that we quantify the plans' funded status as an asset or a liability on our consolidated balance sheets. In accordance with SFAS No. 158, our 2005 accounting and related disclosures were not affected by the adoption of the new standard. The table below summarizes the incremental effects of SFAS No. 158 adoption on the individual line items in our consolidated balance sheet at December 31, 2006:

($ in thousands)	Pre SFAS No. 158 Adoption	SFAS No. 158 Adjustment	Post SFAS No. 158 Adoption
Liabilities:			
Deferred income taxes	$ 564,041	$ (49,911)	$514,130
Other liabilities	199,100	133,545	332,645
Stockholder's Equity:			
Accumulated other comprehensive loss	1,735	(83,634)	(81,899)

SFAS No. 158 requires that we measure the plan's assets and obligations that determine our funded status as of the end of the fiscal year. We are also required to recognize as a component of Other Comprehensive Income "OCI" the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit cost as explained in SFAS No. 87, "Employers' Accounting for Pensions," or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Based on the funded status of our defined benefit pension and postretirement benefit plans as of December 31, 2006, we reported a gain (net of tax) to our AOCI of $41.4 million, a decrease of $66.1 million to accrued pension obligations and an increase of $24.7 million to accumulated deferred income taxes. Our adoption of SFAS No. 158 on December 31, 2006, had no impact on our earnings. The following tables present details about our pension plans.

Pension Plan

The following tables set forth the plan's projected benefit obligations and fair values of plan assets as of December 31, 2006 and 2005 and net periodic benefit cost for the years ended December 31, 2006, 2005 and 2004:

($ in thousands)	2006	2005
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 842,602	$ 799,458
Service cost	6,811	6,117
Interest cost	45,215	46,416
Actuarial (gain) loss	(46,597)	48,750
Benefits paid	(69,005)	(58,139)
Special termination benefits and other of (116)	1,693	—
Projected benefit obligation at end of year	$ 780,719	$ 842,602
Change in plan assets		
Fair value of plan assets at beginning of year	$ 762,225	$ 761,168
Actual return on plan assets	76,962	59,196
Employer contribution	—	—
Benefits paid	(69,005)	(58,139)
Fair value of plan assets at end of year	$ 770,182	$ 762,225
(Accrued)/Prepaid benefit cost		
Funded status	$ (10,537)	$ (80,377)
Unrecognized prior service cost		(1,745)
Unrecognized net actuarial loss		223,525
Prepaid benefit cost		$ 141,403
Amounts recognized in the consolidated balance sheet		
Other long-term liabilities	$ (10,537)	$ (58,250)
Accumulated other comprehensive income	$ 147,248	$ 199,653

($ in thousands)	Expected 2007	2006	2005	2004
Components of net periodic benefit cost				
Service cost		$ 6,811	$ 6,117	$ 5,748
Interest cost on projected benefit obligation		45,215	46,416	46,468
Expected return on plan assets		(60,759)	(60,371)	(57,203)
Amortization of prior service cost and unrecognized net obligation	$ (255)	(255)	(244)	(244)
Amortization of unrecognized loss	6,585	11,871	9,882	8,806
Net periodic benefit cost		2,883	1,800	3,575
Special termination charge		1,809	—	—
Total periodic benefit cost		$ 4,692	$ 1,800	$ 3,575

The plan's weighted average asset allocations at December 31, 2006 and 2005 by asset category are as follows:

	2006	2005
Asset category:		
Equity securities	53%	50%
Debt securities	34%	34%
Alternative investments	12%	13%
Cash and other	1%	3%
Total	100%	100%

The plan's expected benefit payments by year are as follows:

Year	Amount
($ in thousands)	
2007	$ 52,441
2008	53,863
2009	57,319
2010	58,418
2011	59,892
2012 - 2016	320,383
Total	$ 602,316

Our required contribution to the plan in 2007 is $0.

The accumulated benefit obligation for the plan was $762,085,000 and $820,475,000 at December 31, 2006 and 2005, respectively.

Assumptions used in the computation of annual pension costs and valuation of the year-end obligations were as follows:

	2006	2005
Discount rate—used at year end to value obligation	6.00%	5.625%
Discount rate—used to compute annual cost	5.625%	6.00%
Expected long-term rate of return on plan assets	8.25%	8.25%
Rate of increase in compensation levels	4.00%	4.00%

Postretirement Benefits Other Than Pensions—"OPEB"

The following table sets forth the plan's benefit obligations, fair values of plan assets and the postretirement benefit liability recognized on our balance sheets at December 31, 2006 and 2005 and net periodic postretirement benefit costs for the years ended December 31, 2006, 2005 and 2004.

In 2005, we approved changes to certain retiree medical plans. The plan changes (reflected as amendments in the table below) and the related impact are included in the accumulated postretirement benefit obligation (APBO) as of December 31, 2005. The plan changes resulted in a reduction in the APBO of $59,798,000 which will be amortized as a reduction of retiree medical expense over the average remaining service life.

Assumptions used in the computation of annual OPEB costs and valuation of the year-end OPEB obligations were as follows:

	2006	2005
Discount rate—used at year end to value obligation	6.00%	5.625%
Discount rate—used to compute annual cost	5.625%	6.00%
Expected long-term rate of return on plan assets	8.25%	8.25%

($ in thousands)	2006	2005
Change in benefit obligation		
Benefit obligation at beginning of year	$ 160,922	$ 217,380
Service cost	664	1,046
Interest cost	8,974	12,055
Plan participants' contributions	1,558	3,461
Actuarial loss	1,778	3,770
Amendments	—	(59,798)
Benefits paid	(13,965)	(16,992)
Benefit obligation at end of year	$ 159,931	$ 160,922
Change in plan assets		
Fair value of plan assets at beginning of year	$ 11,424	$ 15,126
Actual return on plan assets	445	397
Benefits paid	(12,407)	(13,530)
Employer contribution	12,407	9,431
Fair value of plan assets at end of year	$ 11,869	$ 11,424
Accrued benefit cost		
Funded status	$ (148,062)	$ (149,498)
Unrecognized prior service cost		(61,161)
Unrecognized loss		42,325
Accrued benefit cost		$ (168,334)
Amounts recognized in the consolidated balance sheet		
Current liabilities	$ (7,238)	$ —
Other long-term liabilities	$ (140,824)	$ (168,334)
Accumulated other comprehensive income	$ (13,703)	$ —

($ in thousands)	Expected 2007	2006	2005	2004
Components of net periodic postretirement benefit cost				
Service cost		$ 664	$ 1,046	$ 1,128
Interest cost on projected benefit obligation		8,974	12,055	12,698
Return on plan assets		(889)	(1,248)	(2,268)
Amortization of prior service cost and transition obligation	$ (7,586)	(7,589)	(1,255)	(204)
Amortization of unrecognized loss	4,064	4,678	6,615	5,238
Net periodic postretirement benefit cost		$ 5,838	$ 17,213	$ 16,592

The plan's weighted average asset allocations at December 31, 2006 and 2005 by asset category are as follows:

	2006	2005
Asset category:		
Equity securities	0%	0%
Debt securities	100%	100%
Cash and other	0%	0%
Total	100%	100%

The plan's expected benefit payments by year are as follows:

Year ($ in thousands)	Gross Benefits	Medicare D Subsidy	Total
2007	$ 10,069	$ 346	$ 9,723
2008	10,386	395	9,991
2009	10,757	455	10,302
2010	11,129	510	10,619
2011	11,648	—	11,648
2012 - 2016	59,857	—	59,857
Total	$ 113,846	$ 1,706	$ 112,140

Our expected contribution to the plan in 2007 is $9,723,000.

For purposes of measuring year-end benefit obligations, we used, depending on medical plan coverage for different retiree groups, a 9.0% annual rate of increase in the per-capita cost of covered medical benefits, gradually decreasing to 5% in the year 2015 and remaining at that level thereafter. The effect of a 1% increase in the assumed medical cost trend rates for each future year on the aggregate of the service and interest cost components of the total postretirement benefit cost would be $620,000 and the effect on the accumulated postretirement benefit obligation for health benefits would be $8,816,000. The effect of a 1% decrease in the assumed medical cost trend rates for each future year on the aggregate of the service and interest cost components of the total postretirement benefit cost would be $(517,000) and the effect on the accumulated postretirement benefit obligation for health benefits would be $(7,844,000).

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare. It includes a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The amount of the federal subsidy is based on 28% of an individual beneficiary's annual eligible prescription drug costs ranging between $250 and $5,000. We have determined that the Company-sponsored postretirement healthcare plans that provide prescription drug benefits are actuarially equivalent to the Medicare Prescription Drug benefit. The impact of the federal subsidy has been incorporated into the calculation.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2006 are as follows:

($ in thousands)	Pension Plan	OPEB
Net actuarial loss	$ 148,854	$ 39,869
Prior service cost	(1,606)	(53,572)
Total	$ 147,248	$ (13,703)

The amounts recognized as a component of accumulated comprehensive income for the year ended December 31, 2006 are as follows:

($ in thousands)	Pension Plan	OPEB
Net actuarial loss recognized during year	$ (11,871)	$ (4,678)
Prior service cost recognized during year	255	7,589
Net actuarial loss (gain) occurring during year	(62,800)	2,222
Prior service cost (credit) occurring during year	(116)	—
Other adjustments	22,128	(18,836)
Net amount recognized in comprehensive income for the year	$ (52,404)	$ (13,703)

401(k) Savings Plans

We sponsor an employee retirement savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees. Under the plan, we provide matching and certain profit-sharing contributions. Employer contributions were $4,705,000, $6,665,000 and $7,931,000 for 2006, 2005 and 2004, respectively.

(25) COMMITMENTS AND CONTINGENCIES:

The City of Bangor, Maine, filed suit against us on November 22, 2002, in the U.S. District Court for the District of Maine (City of Bangor v. Citizens Communications Company, Civ. Action No. 02-183-B-S). The City alleged, among other things, that we are responsible for the costs of cleaning up environmental contamination alleged to have resulted from the operation of a manufactured gas plant owned by Bangor Gas Company from 1852-1948 and by us from 1948-1963. In acquiring the operation in 1948 we acquired the stock of Bangor Gas Company and merged it into us. The City alleged the existence of extensive contamination of the Penobscot River and initially asserted that money damages and other relief at issue in the lawsuit could exceed $50,000,000. The City also requested that punitive damages be assessed against us. We filed an answer denying liability to the City, and asserted a number of counterclaims against the City. In addition, we identified a number of other potentially responsible parties that may be liable for the damages alleged by the City and joined them as parties to the lawsuit. These additional parties include UGI Utilities, Inc. and Centerpoint Energy Resources Corporation. The Court dismissed all but two of the City's claims, including its claims for joint and several liability under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and the claim against us for punitive damages.

On June 27, 2006, the court issued Findings of Fact and Conclusions of Law in the first phase of the case. The court found contamination in only a small section of the River and determined that Citizens and the City should share cleanup costs 60% and 40%, respectively. The precise nature of the remedy in this case remains to be determined by subsequent proceedings. However, based upon the Court's ruling, we believed that we would be responsible for only a portion of the cost to clean up and the final resolution of this matter would not be material to the operating results nor the financial condition of the Company.

Subsequent to the June 27, 2006 judgment, we began settlement discussions with the City, with participation from the State of Maine. In January 2007, we reached an agreement in principle to settle the matter for a payment by us of $7,625,000. The Bangor City Council has approved the settlement terms, and a settlement agreement has been executed by the City and Citizens. Completion of settlement remains contingent upon entry of a Consent Decree with the State that is reasonably acceptable to us. We are in negotiations with the State over the terms of the Consent Decree. If the settlement of this matter does not become effective, we intend to (i) seek relief from the Court in connection with the adverse aspects of the Court's opinion and (ii) continue pursuing our right to obtain contribution from the third parties against whom we have commenced litigation in connection with this case. In addition, we have demanded that various of our insurance carriers defend and indemnify us with respect to the City's lawsuit, and on December 26, 2002, we filed a declaratory judgment action against those insurance carriers in the Superior Court of Penobscot County, Maine, for the purpose of establishing their obligations to us with respect to the City's lawsuit. We intend to vigorously pursue this lawsuit and to obtain from our insurance carriers indemnification for any damages that may be assessed against us in the City's lawsuit as well as to recover the costs of our defense of that lawsuit. We cannot at this time determine what amount we may recover from third parties or insurance carriers.

On June 7, 2004, representatives of Robert A. Katz Technology Licensing, LP, contacted us regarding possible infringement of several patents held by that firm. The patents cover a wide range of operations in which telephony is supported by computers, including obtaining information from databases via telephone, interactive telephone transactions, and customer and technical support applications. We were cooperating with the patent holder to determine if we are using or have used any of the processes that are protected by its patents but received no correspondence in this regard from late 2004 through January 2007. In January 2007, we received a letter from counsel to Katz Technology asking to meet with us to discuss Katz Technology's continuing offer of a license under Katz Technology's patents. We are continuing to investigate whether we are utilizing Katz Technology's patented technology, and will discuss Katz Technology's license offer with them, as and when appropriate.

On June 24, 2004, one of our subsidiaries, Frontier Subsidiary Telco, Inc., received a "Notice of Indemnity Claim" from Citibank, N.A., that is related to a complaint pending against Citibank and others in the U.S. Bankruptcy Court for the Southern District of New York as part of the Global Crossing bankruptcy proceeding. Citibank bases its claim for indemnity on the provisions of a credit agreement that was entered into in October 2000 between Citibank and our subsidiary. We purchased Frontier Subsidiary Telco, Inc., in June 2001 as part of our acquisition of the Frontier telephone companies. The complaint against Citibank, for which it seeks indemnification, alleges that the seller improperly used a portion of the proceeds from the Frontier transaction to pay off the Citibank credit agreement, thereby defrauding certain debt holders of Global Crossing North America Inc. Although the credit agreement was paid off at the closing of the Frontier transaction, Citibank claims the indemnification obligation survives. Damages sought against Citibank and its co-defendants could exceed $1,000,000,000. In August 2004, we notified Citibank by letter that we believe its claims for indemnification are invalid and are not supported by applicable law. We have received no further communications from Citibank since our August 2004 letter.

We are party to other legal proceedings arising in the normal course of our business. The outcome of individual matters is not predictable. However, we believe that the ultimate resolution of all such matters, after considering insurance coverage, will not have a material adverse effect on our financial position, results of operations, or our cash flows.

Although we from time to time make short-term purchasing commitments to vendors with respect to these expenditures, we generally do not enter into firm, written contracts for such activities.

We conduct certain of our operations in leased premises and also lease certain equipment and other assets pursuant to operating leases. The lease arrangements have terms ranging from 1 to 99 years and several contain rent escalation clauses providing for increases in monthly rent at specific intervals. When rent escalation clauses exist, we record total expected rent payments on a straight-line basis over the lease term. Certain leases also have renewal options. Renewal options that are reasonably assured are included in determining the lease term. Future minimum rental commitments for all long-term noncancelable operating leases and future minimum capital lease payments for continuing operations as of December 31, 2006 are as follows:

($ in thousands)	Operating Leases
Year ending December 31:	
2007	$ 15,794
2008	9,817
2009	9,693
2010	8,593
2011	7,311
Thereafter	18,185
Total minimum lease payments	$ 69,393

Total rental expense included in our results of operations for the years ended December 31, 2006, 2005 and 2004 was $16,281,000, $16,859,000 and $17,410,000, respectively.

We are a party to contracts with several unrelated long distance carriers. The contracts provide fees based on traffic they carry for us subject to minimum monthly fees.

At December 31, 2006, the estimated future payments for obligations under our noncancelable long distance contracts and service agreements are as follows:

Year ($ in thousands)	
2007	$ 26,449
2008	18,899
2009	16,610
2010	7,382
2011	165
Thereafter	660
Total	$ 70,165

We sold all of our utility businesses as of April 1, 2004. However, we have retained a potential payment obligation associated with our previous electric utility activities in the state of Vermont. The Vermont Joint Owners (VJO), a consortium of 14 Vermont utilities, including us, entered into a purchase power agreement with Hydro-Quebec in 1987. The agreement contains "step-up" provisions that state that if any VJO member defaults on its purchase obligation under the contract to purchase power from Hydro-Quebec the other VJO participants will assume responsibility for the defaulting party's share on a pro-rata basis. Our pro-rata share of the purchase power obligation is 10%. If any member of the VJO defaults on its obligations under the Hydro-Quebec agreement, then the remaining members of the VJO, including us, may be required to pay for a substantially larger share of the VJO's total power purchase obligation for the remainder of the agreement (which runs through 2015). Paragraph 13 of FIN No. 45 requires that we disclose "the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee." Paragraph 13 also states that we must make such disclosure "... even if the likelihood of the guarantor's having to make any payments under the guarantee is remote..." As noted above, our obligation only arises as a result of default by another VJO member, such as upon bankruptcy. Therefore, to satisfy the "maximum potential amount" disclosure requirement we must assume that all members of the VJO simultaneously default, a highly unlikely scenario given that the two members of the VJO that have the largest potential payment obligations are publicly traded with credit ratings equal to or superior to ours, and that all VJO members are regulated utility providers with regulated cost recovery. Regardless, despite the remote chance that such an event could occur, or that the State of Vermont could or would allow such an event, assuming that all the members of the VJO defaulted on January 1, 2008 and remained in default for the duration of the contract (another 8 years), we estimate that our undiscounted purchase obligation for 2008 through 2015 would be approximately $1.1 billion. In such a scenario the Company would then own the power and could seek to recover its costs. We would do this by seeking to recover our costs from the defaulting members and/or reselling the power to other utility providers or the northeast power grid. There is an active market for the sale of power. We could potentially lose money if we were unable to sell the power at cost. We caution that we cannot predict with any degree of certainty any potential outcome.

At December 31, 2006, we have outstanding performance letters of credit as follows:

($ in thousands)	
Cellco (Verizon Wireless)	$ 375
CNA	19,404
State of New York	2,993
ELI projects	50
Total	$ 22,822

CNA serves as our agent with respect to general liability claims (auto, workers compensation and other insured perils of the Company). As our agent, they administer all claims and make payments for claims on our behalf. We reimburse CNA for such services upon presentation of their invoice. To serve as our agent and make payments on our behalf, CNA requires that we establish a letter of credit in their favor. CNA could potentially draw against this letter of credit if we failed to reimburse CNA in accordance with the terms of our agreement. The value of the letter of credit is reviewed annually and adjusted based on claims history.

None of the above letters of credit restrict our cash balances.

CORPORATE HEADQUARTERS

Three High Ridge Park
Stamford, CT 06905-1390
Tel: 203-614-5600

STOCKHOLDER INQUIRIES

Investor material is available on Citizen's website at www.czn.com. Copies of the company's 2006 Form 10-K report filed with the U.S. Securities and Exchange Commission and other information about the company may be obtained by telephoning 402-572-4972, faxing to 203-614-4602, or e-mailing Citizens@czn.com.

STOCK TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 60606-6905
Tel: 800-757-5755 or 312-427-2953
Fax: 312-427-2879

AUDITORS

KPMG LLP
3001 Summer Street
Stamford, CT 06905

The common stock is listed on the New York Stock Exchange and trades under the symbol "CZN."

The 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities due 2036 are listed on the New York Stock Exchange and trade under the symbol "CZNPR."

OUR MISSION

To be the leader in providing

Communications services to residential

and business customers in our markets

OUR VALUES

Put the customer first

Treat one another with respect

Keep our commitments; be accountable

Be ethical in all of our dealings

Take the initiative

Be team players

Be innovative; practice continuous improvement

Be active in our communities

Do it right the first time

Use resources wisely

Have a positive attitude

END

END

Citizens Communications Company
Three High Ridge Park
Stamford, CT 06905-1390
203-614-5600